As filed with the Securities and Exchange Commission on November 2, 2015

Registration No. 333-207400

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APELLIS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	27–1537290
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6400 Westwind Way, Suite A

Crestwood, KY 40014

(502) 241-4114

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cedric Francois, M.D., Ph.D.

President and Chief Executive Officer

Apellis Pharmaceuticals, Inc.

6400 Westwind Way, Suite A

Crestwood, KY 40014

(502) 241-4114

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart Falber, Esq. Cynthia T. Mazareas, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Telephone: (617) 526-6000 Fax: (617) 526-5000

David O. Watson, Esq.

General Counsel, Vice President of Corporate Development

Apellis Pharmaceuticals, Inc.

6400 Westwind Way,

Suite A

Crestwood, KY 40014

Telephone: (502) 241-4114

Fax: (502) 241-4116

Brent B. Siler Darren DeStefano Divakar Gupta Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004 Telephone: (202) 842-7800 Fax: (202) 842-7899

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2015

PRELIMINARY PROSPECTUS

            Shares

Apellis Pharmaceuticals, Inc.

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling             shares of common stock in this offering. We currently expect the initial public offering price to be between $         and $         per share of common stock.

We have granted the underwriters an option to purchase up to             additional shares of common stock to cover over-allotments.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “APLS.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Apellis Pharmaceuticals, Inc. (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 137 for additional information regarding underwriter compensation.

The underwriters expect to deliver the shares to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

Citigroup	Barclays	Leerink Partners

                    , 2015

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the entire prospectus, especially our consolidated financial statements and the related notes thereto appearing at the end of this prospectus and the “Risk Factors” section of this prospectus, before deciding to invest in our common stock.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel therapeutic compounds for autoimmune and inflammatory diseases. Our approach is centered on the inhibition of the complement system, which consists of a cascade of interacting proteins and is an integral component of the immune system. Our lead compounds are designed to broadly inhibit complement C3, or C3, the central protein in the complement cascade. Under conditions of excessive or uncontrolled activation, the complement system plays a key role in a wide range of autoimmune and inflammatory diseases. We believe that by inhibiting the complement system at C3 we may effectively control these diseases. In addition, we believe that C3 inhibition may potentially correct the underlying immunological dysfunction that characterizes many of these diseases, an approach we refer to as complement immunotherapy.

Our Programs

We are developing our lead product candidates, APL-2 and APL-1, to treat paroxysmal nocturnal hemoglobinuria, or PNH, geographic atrophy, or GA, intermediate age-related macular degeneration, or intermediate AMD, and chronic obstructive pulmonary disease, or COPD. In addition to our lead programs, we intend to combine our core expertise in C3 with our deep understanding of immunology and the role of the complement system in disease to build a pipeline of additional potential treatments. Specifically, we plan to develop APL-2 for the treatment of patients with refractory myasthenia gravis, or rMG, neuromyelitis optica, or NMO, and chronic kidney rejection, or CKR. We also intend to study APL-1 in patients with idiopathic pulmonary fibrosis, or IPF. We are developing APL-2 for subcutaneous injection, which is an injection into the tissue under the skin, and for intravitreal injection, which is an injection into the eye. We are developing APL-1 for inhaled administration.

The following table summarizes key information about our lead programs and other clinical programs:

Indication	Clinical Trials	Trial Participants	Estimated Timeline
APL-2 (subcutaneous)

PNH	Phase 1 single ascending dose	Healthy volunteers	Expect to report data 4Q 2015
	Phase 1 multiple ascending dose	Healthy volunteers	Expect to report data 1Q 2016
	Phase 1b	Eculizumab-treated PNH patients	Expect to report data 2H 2016
	Planned Phase 1b	Treatment-naïve PNH patients	Expect to initiate 4Q 2015; expect to report data 1H 2016
	Planned Phase 2	Eculizumab-treated PNH patients	Expect to initiate 2H 2016
rMG	Planned Phase 2	rMG patients	Expect to initiate 2H 2016
NMO	Planned Phase 2	NMO patients	Expect to initiate 2H 2016
CKR	Planned Phase 2	CKR patients	Expect to initiate 2H 2016
APL-2 (intravitreal)

AMD	Phase 1 single ascending dose	Wet AMD patients	Expect to report data 1H 2016
	Phase 2	GA patients	Expect to report data 2017
	Planned Phase 2	Intermediate AMD patients	Expect to initiate mid-2016; expect to report data 2018
APL-1 (inhaled)

COPD	Planned Phase 1b	COPD patients	Expect to initiate 2H 2016; Expect to report data 1H 2017
IPF	Planned Phase 2	IPF Patients	Expect to initiate 2H 2016

In addition to the programs described above, we plan to explore the role of the complement system in immune oncology. We hold worldwide commercialization rights to our product candidates.

Paroxysmal Nocturnal Hemoglobinuria

PNH is a rare, chronic, debilitating, acquired blood disorder that is most frequently diagnosed in early adulthood and usually continues throughout the life of the patient. Some of the prominent symptoms of PNH include severe anemia, a condition that results from having too few healthy red blood cells, severe abdominal pain, severe headaches, back pain, excessive weakness, fatigue and recurrent infections. If not treated with complement inhibition, PNH results in the death of approximately 35% of affected individuals within five years of diagnosis, and 50% of affected individuals within 10 years of diagnosis, primarily due to the formation of life-threatening blood clots inside the blood vessels, or thrombosis. Based on prevalence data published in an abstract in a peer-reviewed journal, we estimate that there are approximately 4,700 PNH patients in the United States.

The only approved drug for the treatment of PNH is eculizumab, marketed as Soliris by Alexion Pharmaceuticals. Eculizumab is a complement C5 inhibitor that acts downstream of C3 in the complement cascade. According to a third-party study, 35% to 40% of patients on eculizumab continued to be transfusion dependent for 30 months following the beginning of treatment, with approximately 18% of patients still transfusion dependent at the end of the study after 36 months. In addition, patients on eculizumab require chronic treatment. Based on published studies, we believe that the continued transfusion dependency and need for chronic treatment in PNH patients on eculizumab may be caused by excessive or uncontrolled C3 activation, which is not inhibited by eculizumab.

We believe that APL-2 may provide the following benefits for patients with PNH: prevention of blood clot formation; reduced anemia and transfusion dependency; and ease of use. In addition, we believe that correction of the immune dysfunction in PNH could potentially reduce or obviate the need for chronic treatment. We are conducting three clinical trials of APL-2, including two Phase 1 clinical trials in healthy volunteers and a Phase 1b clinical trial in PNH patients being treated with eculizumab. We also plan to commence a Phase 1b clinical trial of APL-2 as a stand-alone treatment in treatment-naïve PNH patients. If we see evidence of a therapeutic effect in these Phase 1b clinical trials, we intend to meet with regulatory authorities to discuss the design of our planned Phase 2 clinical trial in patients with PNH and the possibility of an expedited clinical development and regulatory pathway for our PNH program.

Age-Related Macular Degeneration

AMD is a disorder that results in the progressive and chronic degeneration of the macula, which is the central portion of the retina in the eye. In the early stage of the disease, yellow deposits called drusen appear under the retina. Over time, the disease can progress to intermediate AMD, where drusen deposits grow larger and other changes reflective of disease progression appear. Patients with intermediate AMD are at risk of progressing to GA or wet AMD. In contrast to intermediate AMD, these advanced forms of AMD are associated with progressive and often severe vision loss. According to the American Society of Retina Specialists, approximately 15 million people in the United States have some form of AMD. Based on published studies, we believe that at least one million of these people have GA and 7.3 million of these people have intermediate AMD. While the pathological mechanism of AMD is not fully understood, uncontrolled and excessive complement activation in AMD has been observed in numerous studies.

While therapies like Avastin, Lucentis and Eylea are approved for the treatment of patients with wet AMD, there are no therapies approved to treat GA or intermediate AMD. Avastin, Lucentis and Eylea act by inhibiting vascular endothelial growth factor, or VEGF, a naturally occurring protein in the body that causes the growth of abnormal blood vessels in the eye. The only drug candidate to have shown efficacy against GA in clinical trials is Roche’s complement factor D inhibitor, lampalizumab, which inhibits one of the three activation pathways of complement. In a Phase 2 clinical trial in which patients received monthly injections, lampalizumab showed efficacy in a subset of GA patients.

We believe that APL-2 may provide the following benefits for patients with GA or intermediate AMD: prevention or reduction of the rate of retinal cell death progression; application to a broad patient population; local administration; and reduced frequency of injections. In addition, we believe that correction of the immune dysfunction in the back of the eye with C3 inhibition might reduce or obviate the need for chronic treatment in patients with GA, or avoid progression of intermediate AMD to GA and wet AMD. We are conducting a Phase 1 clinical trial of APL-2 in patients with wet AMD and a Phase 2 clinical trial of APL-2 in patients with GA, and plan to initiate a Phase 2 clinical trial of APL-2 in patients with intermediate AMD.

Chronic Obstructive Pulmonary Disease

COPD is a progressive disorder of the lungs that develops over many years and is characterized by lung tissue destruction and obstruction of airflow from the lungs. The U.S. Centers for Disease Control and Prevention estimates that 15 million people in the United States have moderate to severe COPD. We believe that the chronic inflammation associated with COPD is at least in part driven by the complement system.

COPD represents a significant unmet need. Current therapies do not effectively control or modify COPD and are mostly limited to symptomatic treatments to reduce inflammation and improve air flow. Although drugs are being developed for potentially novel therapeutic targets in COPD, these drugs are in the early stages of development.

We believe that APL-1 may provide the following benefits for patients with COPD: improvement in lung function and reduction of tissue destruction and COPD exacerbations; local administration to the lungs; ease of administration; and reduction in hospitalizations and hospital readmissions. In addition, we believe that correction of the immune dysfunction in COPD with C3 inhibition might make it possible to treat COPD patients with APL-1 for only short periods of time to mitigate or halt progression of the disease and to establish meaningful symptom-free periods without the need for additional therapeutic interventions. We conducted a Phase 1 clinical trial of APL-1 in healthy volunteers and plan to initiate a Phase 1b clinical trial of APL-1 in patients with COPD.

Our Strategy

Our objective is to become a leading biopharmaceutical company focused on the discovery, development and commercialization of therapeutics to treat autoimmune and inflammatory diseases through complement inhibition and complement immunotherapy. To achieve this goal, we are pursuing the following strategies:

•	initially target indications where complement inhibition has been shown to have an impact;

•	advance the clinical development of APL-2 for PNH;

•	advance the clinical development of APL-2 for GA and intermediate AMD;

•	advance the clinical development of APL-1 for COPD;

•

use our C3 expertise to build a pipeline of treatments for complement-mediated diseases, including refractory myasthenia gravis, neuromyelitis optica, chronic kidney rejection and idiopathic pulmonary fibrosis;

•	establish complement immunotherapy as a disease-modification approach in complement-mediated diseases; and

•	selectively commercialize our product candidates.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•	We have incurred significant losses since inception, expect to incur significant and increasing losses for at least the next several years, and may never achieve or maintain profitability.

•

We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•	We are at a very early stage in our development efforts, our approach is unproven and we may not be able to successfully develop and commercialize any product candidates.

•	We are dependent on the successful development and commercialization of our lead product candidates, APL-2 and APL-1.

•

If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the U.S. Food and Drug Administration, or FDA, and other regulators, we, or any future collaborators, may incur additional costs, experience delays or be unable to complete the development and commercialization of these product candidates.

•

We rely on third parties to conduct our clinical trials and to manufacture and distribute our product candidates for our clinical trials. If these third parties do not perform satisfactorily, our development or commercialization efforts could be delayed or impaired.

•	We expect to seek to establish collaborations and, if we are not able to establish or maintain them on commercially reasonable terms, we may have to alter our development and commercialization plans.

•

If we fail to comply with our obligations under our license agreements with the Trustees of the University of Pennsylvania or any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

•

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on September 25, 2009 under the name Apellis Pharmaceuticals, Inc. Our executive offices are located at 6400 Westwind Way, Suite A, Crestwood, Kentucky 40014, and our telephone number is (502) 241-4114. Our website address is www.apellis.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Apellis,” “the company,” “we,” “us” and “our” refer to Apellis Pharmaceuticals, Inc. and our wholly-owned subsidiary Apellis Australia Pty Ltd.

The Apellis logo is our trademark. The other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion of revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited consolidated financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding immediately following this offering	shares

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund our clinical development of APL-2 for PNH, GA and intermediate AMD, our clinical development of APL-1 for COPD, our planned clinical trials of APL-2 and APL-1 for additional disease indications and our planned early development of new product candidates to target the complement pathways. The remainder will be used for working capital and other general corporate purposes. See the “Use of Proceeds” section in this prospectus for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“APLS”

The number of shares of our common stock to be outstanding after this offering is based on 17,977,760 shares of our common stock outstanding as of September 30, 2015 and 35,248,069 additional shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	5,277,500 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2015, at a weighted-average exercise price of $1.27 per share;

•

1,920,938 shares of our common stock available for future issuance as of September 30, 2015 under our 2010 equity incentive plan, of which              shares are subject to stock options granted subsequent to September 30, 2015, at a weighted-average exercise price of $         per share; and

•

4,000,000 and 750,000 additional shares of our common stock that will become available for future issuance under our 2015 stock incentive plan and our 2015 employee stock purchase plan, respectively, each of which will become effective upon the closing of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock to cover over-allotments; and

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 35,248,069 shares of our common stock upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the statement of operations data for the years ended December 31, 2013 and 2014 from our audited consolidated financial statements appearing at the end of this prospectus. The statement of operations data for the nine months ended September 30, 2014 and 2015 and the balance sheet data as of September 30, 2015 have been derived from our unaudited condensed consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information as of and for the periods presented. Our historical results are not necessarily indicative of results that should be expected in any future period, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015

Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$2,317,275	$8,379,522	$6,490,505	$9,801,944
Cost of acquired in-process research and development	—	—	—	26,486,000
General and administrative	1,706,032	2,908,166	1,882,666	3,314,232
Depreciation	6,265	6,594	4,439	6,003

Operating loss	(4,029,572)	(11,294,282)	(8,377,610)	(39,608,179)
Other income	68,004	62,459	30,061	39,125

Loss before income taxes	(3,961,568)	(11,231,823)	(8,347,549)	(39,569,054)
Income tax benefit	—	443,340	248,048	1,268,942

Net loss	$(3,961,568)	$(10,788,483)	$(8,099,501)	$(38,300,112)

Net loss per common share, basic and diluted(1)	$(0.41)	$(1.10)	$(0.83)	$(3.66)

Weighted-average number of common shares used in computing net loss per common share, basic and diluted(1)	9,776,198	9,776,198	9,776,198	10,467,933

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.38)		$(0.89)

Weighted-average number of common shares used in computing pro forma net loss per common share, basic and diluted (unaudited)(1)		28,736,226		43,173,572

(1)	See Note 11 in the notes to our audited consolidated financial statements and Note 9 in the notes to our unaudited condensed consolidated financial statements appearing at the end of this prospectus for a description of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share (unaudited).

The following table sets forth summary consolidated balance sheet data as of September 30, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into 35,248,069 shares of our common stock upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of             shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,032,116	$10,032,116	$
Working capital	10,915,258	10,915,258
Total assets	13,742,180	13,742,180
Total liabilities	2,656,380	2,656,380
Convertible preferred stock	45,141,260	—
Accumulated deficit	(62,917,078)	(62,917,078)
Total stockholders’ equity	11,085,800	11,085,800

(1)	The pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be harmed. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception, expect to incur significant and increasing losses for at least the next several years, and may never achieve or maintain profitability.

We have incurred significant annual net operating losses in every year since our inception. We expect to continue to incur significant and increasing net operating losses for at least the next several years. Our net losses were $4.0 million and $10.8 million for the years ended December 31, 2013 and 2014, respectively, and $38.3 million for the nine months ended September 30, 2015. As of September 30, 2015, we had an accumulated deficit of $62.9 million. We have not generated any revenues from product sales, have not completed the development of any product candidate and may never have a product candidate approved for commercialization. We have financed our operations to date primarily through private placements of our preferred stock. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and our clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

We anticipate that our expenses will increase substantially if and as we:

•	continue to develop and conduct clinical trials with respect to our lead product candidates, APL-2 and APL-1;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates;

•	seek to identify additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical, quality control and scientific personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company; and

•	add equipment and physical infrastructure to support our research and development.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We commenced operations in May 2010. Our operations to date have been limited to financing and staffing our company, developing our technology and conducting preclinical research and early-stage clinical trials for our product candidates. We have not yet demonstrated an ability to successfully conduct late-stage clinical trials, obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, in the years ended December 31, 2013 and December 31, 2014, we used $3.4 million and $9.9 million, respectively, in net cash for our operating activities, and in the nine months ended September 30, 2015, we used $11.8 million in net cash for our operating activities, substantially all of which related to research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, following the completion of this offering, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use the net proceeds of this offering primarily to fund our clinical development of APL-2 for PNH, GA and intermediate AMD, our clinical development of APL-1 for COPD, our planned clinical trials of APL-2 and APL-1 for additional disease indications and our planned early development of new product candidates to target the complement pathways, and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of APL-2 and APL-1 in multiple disease areas, as well as other product candidates we may seek to develop. In addition, while we may seek one or more collaborators for future development of our product candidates for one or more indications, we may not be able to enter into a collaboration for any of our product candidates for such indications on suitable terms, on a timely basis or at all. In any event, the net proceeds of this offering and our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of September 30, 2015, will enable us to fund our operating expenses and capital expenditure requirements at least through             . Our estimate as to how long we expect the net proceeds from this offering, together with our existing cash and cash equivalents, to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•	the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our current and future product candidates;

•	our ability to enter into, and the terms and timing of, any collaborations, licensing or other arrangements;

•	the number of future product candidates that we pursue and their development requirements;

•	the outcome, timing and costs of seeking regulatory approvals;

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the costs of commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;

•	our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and

•	the costs of operating as a public company.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect our expenses to increase in connection with our planned operations. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming stock or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

We are at a very early stage in our development efforts, our approach is unproven and we may not be able to successfully develop and commercialize any product candidates.

APL-2 and APL-1 are novel therapeutic compounds and their potential benefit in controlling autoimmune and inflammatory diseases is unproven. APL-2 and APL-1 are designed to control and modify disease through inhibition of C3. There are no approved therapies that act by inhibiting C3 and only one approved therapy that acts by inhibiting the complement system. As a result, our product candidates may not demonstrate in patients any or all of the pharmacological benefits we believe they may possess. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for these or any other product candidates in clinical trials or in obtaining marketing approval thereafter. For example, although we have evaluated APL-2 and APL-1 in preclinical studies and are evaluating APL-2 and APL-1 in early-stage clinical trials, we have not yet advanced either product candidate into Phase 3 clinical development, nor have we obtained regulatory approval to sell any product based on our therapeutic approaches.

Our scientific approach to complement inhibition also focuses on exploring the potential of C3 inhibition to correct the immunological dysfunction that underlies autoimmune and inflammatory diseases. We refer to this corrective approach to immune dysfunction as complement immunotherapy. Complement immunotherapy is an unproven approach to the treatment of disease. The scientific evidence to support the feasibility of developing products based on this approach is both preliminary and limited. Accordingly, our focus on complement immunotherapy may not result in the discovery and development of commercially viable products to treat autoimmune and inflammatory diseases.

If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business or continue our operations.

We are dependent on the success of our lead product candidates, APL-2 and APL-1. If we are unable to develop, obtain marketing approval for or successfully commercialize either of these product candidates, either alone or through a collaboration, or if we experience significant delays in doing so, our business could be harmed.

We currently have no products approved for sale and are investing a significant portion of our efforts and financial resources in the development of APL-2 for the treatment of PNH, GA, intermediate AMD and other indications and of APL-1 for the treatment of COPD and idiopathic pulmonary fibrosis. Our prospects are substantially dependent on our ability, or that of any future collaborator, to develop, obtain marketing approval for and successfully commercialize at least one of these product candidates in one or more disease indications.

The success of APL-2 and APL-1 will depend on several factors, including the following:

•	successful completion of our ongoing clinical trials;

•	initiation and successful enrollment and completion of additional clinical trials;

•	safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority for marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of our future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment of supply arrangements with third-party raw materials suppliers and manufacturers;

•	establishment of arrangements with third-party manufacturers to obtain finished products that are appropriately packaged for sale;

•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance of our products, if approved, by patients, the medical community and third-party payors; and

•	our ability to compete with other therapies.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. If we are unable to develop, receive marketing approval for and successfully commercialize at least one of APL-2 or APL-1, on our own or with any future collaborator, or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other regulators, we, or any future collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

We, and any future collaborators, are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities, such as the European Medicines Agency, or the EMA, impose similar requirements. We have not previously submitted a new drug application, or NDA, to the FDA or similar drug approval filings to comparable foreign regulatory authorities for any of our product candidates. We, and any future collaborators, must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of product development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or is not approvable. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidates, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us, or any future collaborators, and impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. Moreover, if we, or any future collaborators, are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we or they are unable to successfully complete clinical trials of our product candidates or other testing or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we, or any future collaborators may:

•	incur additional unplanned costs;

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

Our failure to successfully complete clinical trials of our product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of our product candidates would significantly harm our business.

Adverse events or undesirable side effects caused by, or other unexpected properties of, any of our product candidates may be identified during development that could delay or prevent their marketing approval or limit their use.

Adverse events or undesirable side effects caused by, or other unexpected properties of, our product candidates could cause us, any future collaborators, an institutional review board or regulatory authorities to interrupt, delay or halt clinical trials of one or more of our product candidates and could result in a more restrictive label, or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities. For example, by design our product candidates have immunosuppressive effects, and in some cases will be administered to patients with underlying significantly compromised health. Administration of our product candidates could make patients more susceptible to infection. We voluntarily halted a Phase 1 clinical trial of APL-1 in healthy volunteers after two subjects developed signs and symptoms consistent with a bacterial infection that were considered to be serious adverse events and possibly related to the pharmacology of APL-1. In addition, in preclinical studies of APL-2, we observed evidence of minimal to mild kidney toxicity when animals were administered higher doses of APL-2 than the doses we intend to use in the treatment of patients. We believe this kidney toxicity is likely associated with the presence of polyethylene glycol, or PEG, which is part of APL-2. If such kidney toxicity, or other adverse effects, were to arise in patients being treated with APL-2 or any other of our product candidates, it could require us to halt, delay or interrupt clinical trials of such product candidate or adversely affect our ability to obtain requisite approvals to advance the development and commercialization of such product candidate.

If any of our product candidates is associated with adverse events or undesirable side effects or has properties that are unexpected, we, or any future collaborators, may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the compound.

If we, or any future collaborators, experience any of a number of possible unforeseen events in connection with clinical trials of our product candidates, potential clinical development, marketing approval or commercialization of our product candidates could be delayed or prevented.

We, or any future collaborators, may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent clinical development, marketing approval or commercialization of our product candidates, including:

•	clinical trials of our product candidates may produce unfavorable or inconclusive results;

•	we, or any future collaborators, may decide, or regulators may require us or them, to conduct additional clinical trials or abandon product development programs;

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the number of patients required for clinical trials of our product candidates may be larger than we, or any future collaborators, anticipate, patient enrollment in these clinical trials may be slower than we, or any future collaborators, anticipate or participants may drop out of these clinical trials at a higher rate than we, or any future collaborators, anticipate;

•	the cost of planned clinical trials of our product candidates may be greater than we anticipate;

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our third-party contractors or those of any future collaborators, including those manufacturing our product candidates or components or ingredients thereof or conducting clinical trials on our behalf or on behalf of any future collaborators, may fail to comply with regulatory requirements or meet their contractual obligations to us or any future collaborators in a timely manner or at all;

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regulators or institutional review boards may not authorize us, any future collaborators or our or their investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we, or any future collaborators, may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

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patients that enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

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we, or any future collaborators, may have to delay, suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate, such as occurred in our Phase 1 clinical trial of APL-1 in healthy volunteers in which two subjects developed signs and symptoms consistent with a bacterial infection that were considered to be serious adverse events and possibly related to the pharmacology of APL-1;

•

regulators or institutional review boards may require that we, or any future collaborators, or our or their investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their standards of conduct, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate or findings of undesirable effects caused by a chemically or mechanistically similar product or product candidate;

•

the FDA or comparable foreign regulatory authorities may disagree with our, or any future collaborators’, clinical trial designs or our or their interpretation of data from preclinical studies and clinical trials;

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the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we, or any future collaborators, enter into agreements for clinical and commercial supplies;

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the supply or quality of raw materials or manufactured product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient to obtain marketing approval.

Product development costs for us, or any future collaborators, will increase if we, or they, experience delays in testing or pursuing marketing approvals and we, or they, may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our product candidates. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured, or will be completed on schedule or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we, or any future collaborators, may have the exclusive right to commercialize our product candidates or allow our competitors, or the competitors of any future collaborators, to bring products to market before we, or any future collaborators, do and impair our ability, or the ability of any future collaborators, to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that lead to clinical trial delays may ultimately lead to the denial of marketing approval of any of our product candidates.

If we, or any future collaborators, experience delays or difficulties in the enrollment of patients in clinical trials, our or their receipt of necessary regulatory approvals could be delayed or prevented.

We, or any future collaborators, may not be able to initiate or continue clinical trials for any of our product candidates if we, or they, are unable to locate and enroll a sufficient number of eligible patients to participate in clinical trials. Patient enrollment is a significant factor in the timing of clinical trials, and is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the trial;

•	the design of the clinical trial;

•	efforts to facilitate timely enrollment;

•	competing clinical trials; and

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

In particular, the successful completion of our clinical development program for APL-2 for the treatment of PNH is dependent upon our ability to enroll a sufficient number of patients with PNH. PNH is a rare disease with a small patient population. Further, there are only a limited number of specialist physicians that regularly treat patients with PNH and major clinical centers that support PNH treatment are concentrated in a few geographic regions. In addition, other companies are conducting clinical trials and have announced plans for future clinical trials that are seeking, or are likely to seek, to enroll patients with PNH and patients are generally only able to enroll in a single trial at a time. We plan to commence a Phase 1b clinical trial of APL-2 as a stand-alone therapy in treatment-naïve patients in the fourth quarter of 2015. Given the severe and life threatening nature of PNH and the expectation that many patients will be on current treatment with eculizumab, we may encounter difficulty in recruiting a sufficient number of treatment-naïve patients. Moreover, future trial designs may require that PNH patients discontinue their existing treatment with eculizumab in order to enroll in our trials, and both patients and their physicians may be reluctant to discontinue existing life-saving therapies for this purpose. The small population of patients, competition for these patients, the nature of the disease and limited trial sites may make it difficult for us to enroll enough patients to complete our clinical trials for APL-2 for PNH in a timely and cost-effective manner.

Our inability, or the inability of any future collaborators, to enroll a sufficient number of patients for our, or their, clinical trials could result in significant delays or may require us or them to abandon one or more clinical trials altogether. Enrollment delays in our, or their, clinical trials may result in increased development costs for our product candidates, delay or halt the development of and approval processes for our product candidates and jeopardize our, or any future collaborators’, ability to commence sales of and generate revenues from our product candidates, which could cause the value of our company to decline and limit our ability to obtain additional financing, if needed.

Results of preclinical studies and early clinical trials may not be predictive of results of future clinical trials.

The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of clinical trials do not necessarily predict success in future clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we could face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. Even if we, or any future collaborators, believe that the results of clinical trials for our product candidates warrant marketing approval, the FDA or comparable foreign regulatory authorities may disagree and may not grant marketing approval of our product candidates.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. If we fail to receive positive results in clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our most advanced product candidates, and, correspondingly, our business and financial prospects would be negatively impacted.

We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

We have never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any NDAs that we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. If the FDA does not accept or approve our NDAs for any of our product candidates, including APL-2 or APL-1, it may require that we conduct additional clinical trials, preclinical studies or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA-required trials or studies, approval of any NDA or application that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional trials or studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDAs.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability. If any of these outcomes occur, we may be forced to abandon our development efforts for our product candidates, which could significantly harm our business.

Even if any of our product candidates receives marketing approval, we or others may later discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, which could compromise our ability, or that of any future collaborators, to market the product.

Clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials, or those of any future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we, or any future collaborators, may be required to recall the product, change the way the product is administered or conduct additional clinical trials;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we, or any future collaborators, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

•	we, or any future collaborators, could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of these events could harm our business and operations, and could negatively impact our stock price.

Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

We have never commercialized a product, and even if one of our product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies. Eculizumab is the only drug approved for the treatment of PNH, and even if we are able to obtain marketing approval of APL-2 for the treatment of PNH, we may not be able to successfully convince physicians or patients to switch from eculizumab to APL-2. This may be particularly true with respect to eculizumab as the medical community believes that PNH patients on eculizumab may experience sudden and excessive blood cell lysis, or rupture, leading to anemia, blood clots and other medical problems, when they stop receiving eculizumab. In addition, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance. For example, some members of the pharmaceutical community have expressed the view that PEG, which is part of APL-2, may have the potential to contribute to kidney toxicity in certain patients when administered at a high dosage. As a consequence, it may be difficult for us to gain acceptance of any approved products in the market to the extent PEG is a part of such products.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If any of our product candidates is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product;

•	the potential advantages of the product compared to competitive therapies;

•	the prevalence and severity of any side effects;

•	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

•	our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;

•	the product’s convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	limitations or warnings, including distribution or use restrictions contained in the product’s approved labeling;

•	the strength of sales, marketing and distribution support;

•	changes in the standard of care for the targeted indications for the product; and

•	availability and amount of coverage and reimbursement from government payors, managed care plans and other third-party payors.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of both their potential for marketing approval and commercialization. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution arrangements with third parties, we may not be successful in commercializing any product candidates if approved.

We do not have a sales, marketing or distribution infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties.

We plan to build focused capabilities to commercialize development programs for certain indications where we believe that the medical specialists for the indications are sufficiently concentrated to allow us to effectively promote the product with a targeted sales team. The development of sales, marketing and distribution capabilities will require substantial resources, will be time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason, we could have prematurely or unnecessarily incurred these commercialization costs. This may be costly, and our investment could be lost if we cannot retain or reposition our sales and marketing personnel. In addition, we may not be able to hire or retain a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we plan to target. If we are unable to establish or retain a sales force and marketing and distribution capabilities, our operating results may be adversely affected. If a potential partner has development or commercialization expertise that we believe is particularly relevant to one of our products, then we may seek to collaborate with that potential partner even if we believe we could otherwise develop and commercialize the product independently.

In certain indications, we plan to seek to enter into collaborations that we believe may contribute to our ability to advance development and ultimately commercialize our product candidates. We also intend to seek to enter into collaborations where we believe that realizing the full commercial value of our development programs will require access to broader geographic markets or the pursuit of broader patient populations or indications. As a result of entering into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues may be lower, perhaps substantially lower, than if we were to directly market and sell products in those markets. Furthermore, we may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to us. In addition, we may have little or no control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively.

If we do not establish sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing any of our product candidates that receive marketing approval.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new products is highly competitive. We expect that we, and any future collaborators, will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to any of our product candidates that we, or any future collaborators, may seek to develop or commercialize in the future, including from drugs that act through the complement system and drugs that use different approaches. The principal competitor for our program in PNH is eculizumab, a C5 complement inhibitor, which is marketed as Soliris by Alexion and is the only drug approved for the treatment of PNH. We are aware that there are a number of other companies that are actively developing product candidates for the treatment of PNH, including a product candidate directed at C3 complement inhibition that is currently in preclinical development by Amyndas Pharmaceuticals SA, product candidates directed at C5 complement inhibition that are being developed in early clinical trials by Alnylam Pharmaceuticals, Inc. and Volution Immuno Pharmaceuticals (VIP) Ltd. and that are in preclinical development by Ra Pharmaceuticals, Inc., and product candidates directed at other mechanisms of complement inhibition that are being developed in early clinical trials by True North Therapeutics, Inc. and that are in preclinical development by NovelMed Therapeutics, Inc. and Achillion Pharmaceuticals, Inc. There are no currently available treatments approved for GA or intermediate AMD. We are aware that Roche is currently conducting a Phase 3 trial of lampalizumab, and Novartis AG and Ophthotech Corporation have product candidates in Phase 2 and Phase 2/3 clinical development, respectively, for the treatment of GA. Other product candidates that do not target the complement system that are in Phase 2 or Phase 3 clinical trials for GA include compounds being developed by Acucela Inc., Allergan PLC, GlaxoSmithKline PLC and Novartis AG. Finally, there is intense competition among many well established large pharmaceutical companies that are currently marketing and selling therapies to treat the symptoms of COPD, including GlaxoSmithKline PLC, Theravance Inc., AstraZeneca Plc, Boehringer Ingelheim GmbH, Pfizer Inc. and

Novartis AG, and many product candidates in development for COPD. There are also a number of other drugs in development that seek to control or modify COPD, including losmapimod and danirixin, both of which are being developed by GlaxoSmithKline PLC and are currently in Phase 2 clinical trials.

Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer side effects or more tolerable side effects or are less costly than any product candidates that we are currently developing or that we may develop, which could render our product candidates obsolete and noncompetitive.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we, or any future collaborators, may develop. Our competitors also may obtain FDA or other marketing approval for their products before we, or any future collaborators, are able to obtain approval for ours, which could result in our competitors establishing a strong market position before we, or any future collaborators, are able to enter the market.

Many of our existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our product candidates.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our products that receive marketing approval, or such authorities do not grant our products appropriate periods of data exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a “reference-listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” or the Orange Book. Manufacturers may seek approval of generic versions of reference-listed drugs through submission of abbreviated new drug applications, or ANDAs, in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical trials. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference-listed drug and that the generic version is bioequivalent to the reference-listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference-listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference-listed drug may be typically lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference-listed drug has expired. The Federal Food, Drug, and Cosmetic Act, or FDCA, provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity, or NCE. Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference-listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference-listed drug. It is unclear whether the FDA will treat the active ingredients in our product candidates as NCEs and, therefore, afford them five years of NCE data exclusivity if they are approved. If any product we develop does not receive five years of NCE exclusivity, the FDA may approve generic versions of such product three years after its date of approval, subject to the requirement that the ANDA applicant certifies to any patents listed for our products in the Orange Book. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

Competition that our products may face from generic versions of our products could negatively impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on our investments in those product candidates.

Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives, any of which could harm our business.

The commercial success of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by third-party payors, including government health administration authorities and private health coverage insurers. If coverage and reimbursement is not available, or reimbursement is available only to limited levels, we, or any future collaborators, may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us, or any future collaborators, to establish or maintain pricing sufficient to realize a sufficient return on our or their investments. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we, or any future collaborators, might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability or the ability of any future collaborators to recoup our or their investment in one or more product candidates, even if our product candidates obtain marketing approval.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability, and the ability of any future collaborators, to commercialize any of our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors. Third-party payors decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability or that of any future collaborators to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers, or those of any future collaborators, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause us, or any future collaborators, to decrease the price we, or they, might establish for products, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide coverage or adequate reimbursement, our prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We cannot be sure that coverage will be available for any product candidate that we, or any future collaborator, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we, or any future collaborator, obtain marketing approval could significantly harm our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

We face an inherent risk of product liability claims as a result of the clinical testing of our product candidates despite obtaining appropriate informed consents from our clinical trial participants. We will face an even greater risk if we or any future collaborators commercially sell any product that we may or they may develop. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend resulting litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

Although we maintain product liability insurance coverage in the amount of up to $10.0 million in the aggregate and clinical trial liability insurance of $10.0 million in the aggregate, this insurance may not fully cover potential liabilities that we may incur. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. We will need to increase our insurance coverage if we commercialize any product that receives marketing approval. In addition, insurance coverage is becoming increasingly expensive. If we are unable to maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could harm our business, financial condition, results of operations and prospects.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials. If they do not perform satisfactorily, our business could be harmed.

We do not independently conduct clinical trials of any of our product candidates. We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct these clinical trials and expect to rely on these third parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new contract research organization begins work. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards. For example, notwithstanding the obligations of a contract research organization for a trial of one of our product candidates, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as current Good Clinical Practices, or cGCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and institutional review boards. If we or our third-party contractors fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA will determine that any of our clinical trials comply with cGCPs. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

We contract with third parties for the manufacture, storage and distribution of our product candidates for clinical trials and expect to continue to do so in connection with our future development and commercialization efforts. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We currently have no manufacturing facilities and few personnel with manufacturing experience. We rely on contract manufacturers to manufacture, store and distribute both drug substance and drug product required for our clinical trials. We plan to continue to rely upon contract manufacturers, and, potentially collaboration partners, to manufacture commercial quantities of our products, if approved. Reliance on such third-party contractors entails risks, including:

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manufacturing delays if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the possible termination or nonrenewal of agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the possible breach by the third-party contractors of our agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

We currently rely, and expect to continue to rely, on a small number of third-party contract manufacturers to supply the majority of our supply of active pharmaceutical ingredients and required finished product for our preclinical studies and clinical trials. We do not have long-term agreements with any of these third parties. If any of our existing manufacturers should become unavailable to us for any reason, we may incur some delay in identifying or qualifying replacements. We also rely on other third parties to store and distribute drug supplies for our clinical trials.

Any manufacturing problem, the loss of a contract manufacturer or any loss of storage could be disruptive to our operations, delay our clinical trials and, if our products are approved for sale, result in lost sales. Additionally, we rely on third parties to supply the raw materials needed to manufacture our product candidates. For example, a single company currently produces most of the PEG that is used in pharmaceutical and drug development globally. PEG is part of APL-2. If this leading supplier of PEG experiences manufacturing and supply problems with respect to PEG, then the manufacturers with whom we contract may have difficulty in procuring PEG for the supply and manufacture of APL-2. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to our contract manufacturing caused by problems at suppliers could delay shipment of our product candidates, increase our cost of goods sold and result in lost sales with respect to any approved products.

If any of our product candidates are approved by any regulatory agency, we will need to enter into agreements with third-party contract manufacturers for the commercial production and distribution of those products. It may be difficult for us to reach agreement with a contract manufacturer on satisfactory terms or in a timely manner. In addition, we may face competition for access to manufacturing facilities as there are a limited number of contract manufacturers operating under current good manufacturing practices, or cGMPs that are capable of manufacturing our product candidates. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay our commercialization efforts.

Third-party manufacturers are required to comply with cGMPs and similar regulatory requirements outside the United States. Facilities used by our third-party manufacturers must be approved by the FDA after we submit an NDA and before potential approval of the product candidate. Similar regulations apply to manufacturers of our product candidates for use or sale in foreign countries. We do not control the manufacturing process and are completely dependent on our third-party manufacturers for compliance with the applicable regulatory requirements for the manufacture of our product candidates. If our manufacturers cannot successfully manufacture material that conforms to our specifications or the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, they will not be able to secure the applicable approval for their manufacturing facilities. If these facilities are not approved for commercial manufacture, we may need to find alternative manufacturing facilities, which could result in delays in obtaining approval for the applicable product candidate.

In addition, our manufacturers are subject to ongoing periodic inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements both prior to and following the receipt of marketing approval for any of our product candidates. Some of these inspections may be unannounced. Failure by any of our manufacturers to comply with applicable cGMPs or other regulatory requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply and criminal prosecutions, any of which could significantly impact the available supplies of our product candidates and harm our business, financial condition and results of operations.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may harm our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We expect to seek one or more collaborators for the development and commercialization of one or more of our product candidates. For example, we intend to seek a collaboration partner for late stage development and commercialization of APL-1 to treat COPD and idiopathic pulmonary fibrosis. Likely collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if we are able to obtain marketing approval for product candidates from foreign regulatory authorities, we intend to enter into strategic relationships with international biotechnology or pharmaceutical companies for the commercialization of such product candidates outside of the United States.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for our product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Collaborations are complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Any collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential collaborations or to otherwise develop specified product candidates. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

If we enter into collaborations with third parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

We expect to enter into collaborations for the development and commercialization of certain of our product candidates. We have not entered into any collaborations to date. If we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving our product candidates pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

Risks Related to Our Intellectual Property

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to patent license agreements with the Trustees of the University of Pennsylvania, or UPenn, under which we license patent rights relating to a family of compounds for use in all fields. The licensed patent rights include issued U.S. and foreign patents with claims that recite a class of compounds generically covering both of our lead product candidates, APL-2 and APL-1, and also specifically recite APL-1. We may enter into additional license agreements in the future. Our license agreements with UPenn impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with our obligations under these licenses, our licensors may have the right to terminate these license agreements, in which event we might not be able to market any product that is covered by these agreements, or our licensors may convert the license to a non-exclusive license, which could negatively impact the value of the product candidate being developed under the license agreement. Termination of these license agreements or reduction or elimination of our licensed rights may also result in our having to negotiate new or reinstated licenses with less favorable terms.

If we are unable to obtain and maintain sufficient patent protection for our product candidates, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary product candidates. If we do not adequately protect our intellectual property rights, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business; we also license or purchase patent applications filed by others. The patent application and approval process is expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

Agreements through which we license patent rights may not give us control over patent prosecution or maintenance, so that we may not be able to control which claims or arguments are presented and may not be able to secure, maintain, or successfully enforce necessary or desirable patent protection from those patent rights. We have not had and do not have primary control over patent prosecution and maintenance for certain of the patents and patent applications we license, and therefore cannot guarantee that these patents and applications will be prosecuted in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents.

We, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position.

It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or patent term adjustments. If we or our partners, collaborators, licensees, or licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, licensees, or licensors, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to pharmaceutical compounds commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that parties from whom we do or may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third parties have filed patent applications on inventions claimed in our patents or applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivations, proceedings, reexaminations, inter partes review or interference proceedings, in the United States or elsewhere, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Pending and future patent applications may not result in patents being issued which protect our business, in whole or in part, or which effectively prevent others from commercializing competitive products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than United States law does.

Issued patents that we have or may obtain or license may not provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors may seek to market generic versions of any approved products by submitting ANDAs to the FDA in which they claim that patents owned or licensed by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Pursuant to the terms of some of our license agreements with third parties, some of our third party licensors have the right, but not the obligation in certain circumstances to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents. Even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors, and cannot guarantee that we would receive it and on what terms. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. If we cannot obtain patent protection, or enforce existing or future patents against third parties, our competitive position and our financial condition could suffer.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be negatively impacted and our business would be harmed.

In addition to the protection afforded by patents, we also rely on trade secret protection for certain aspects of our intellectual property. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our business and competitive position could be harmed.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds and methods of use for the treatment of the disease indications for which we are developing our product candidates or relating to the use of complement inhibition that may cover our product candidates or approach to complement inhibition. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or our approach to complement inhibition, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates, including interference proceedings before the USPTO. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on existing or future intellectual property rights. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States, including the Leahy-Smith America Invents Act, or the America Invents Act, could increase those uncertainties and costs. The America Invents Act was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act reforms United States patent law in part by changing the U.S. patent system from a “first to invent” system to a “first inventor to file” system , expanding the definition of prior art, and developing a post-grant review system. This legislation changes United States patent law in a way that may weaken our ability to obtain patent protection in the United States for those applications filed after March 16, 2013.

Further, the America Invents Act created new procedures to challenge the validity of issued patents in the United States, including post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts, and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc.; BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litigation; and Promega Corp. v. Life Technologies Corp. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products.

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Agreements through which we license patent rights may not give us sufficient rights to permit us to pursue enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents (or control of enforcement or defense) of such patent rights in all relevant jurisdictions as requirements may vary.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Moreover, such proceedings could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees and our licensors’ employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Other Legal Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing approval to commercialize a product candidate.

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of an NDA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of an NDA.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

In addition, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we, or any future collaborators, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Any delay in obtaining or failure to obtain required approvals could negatively impact our ability or that of any future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price.

Failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed abroad. Any approval we are granted for our product candidates in the United States would not assure approval of our product candidates in foreign jurisdictions.

In order to market and sell our products in the European Union and other foreign jurisdictions, we, and any future collaborators, must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, a product must be approved for reimbursement before the product can be approved for sale in that country. We, and any future collaborators, may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may file for marketing approvals but not receive necessary approvals to commercialize our products in any market.

We, or any future collaborators, may not be able to obtain orphan drug designation or orphan drug exclusivity for our product candidates and, even if we do, that exclusivity many not prevent the FDA or the EMA from approving other competing products.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA has granted orphan drug designation to APL-2 for the treatment of PNH. We, or any future collaborators, may seek orphan drug designations for other product candidates and may be unable to obtain such designations.

Even if we, or any future collaborators, obtain orphan drug designation for a product candidate, such as was the case for APL-2 for the treatment of PNH, we, or they, may not be able to obtain orphan drug exclusivity for that product candidate. Generally, a product with orphan drug designation only becomes entitled to orphan drug exclusivity if it receives the first marketing approval for the indication for which it has such designation, in which case the FDA or the EMA will be precluded from approving another marketing application for the same drug for that indication for the applicable exclusivity period. The applicable exclusivity period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we, or any future collaborators, obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Even if we, or any future collaborators, obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we and any future collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we, or any future collaborators, receive marketing approval for one or more of our product candidates, we, and any future collaborators, and our and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

If we, and any future collaborators, are not able to comply with post-approval regulatory requirements, we, and any future collaborators, could have the marketing approvals for our products withdrawn by regulatory authorities and our, or any future collaborators’, ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we, or any future collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products following approval.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a Risk Evaluation and Mitigation Strategy.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we, or any future collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	restrictions on coverage by third-party payors;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of any future collaborators, to profitably sell any products for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any future collaborators, may receive for any approved products.

In March 2010 for example, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the PPACA. Among the provisions of the PPACA of potential importance to our business and our product candidates are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any future collaborators to more stringent product labeling and post-marketing testing and other requirements.

Our relationships with customers and third-party payors, among others, will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to penalties, including criminal sanctions, civil penalties, contractual damages, reputational harm, fines, disgorgement, exclusion from participation in government healthcare programs, curtailment or restricting of our operations, and diminished profits and future earnings.

Healthcare providers, physicians and third party-payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers, if any, will subject us to broadly applicable fraud and abuse and other healthcare laws and regulations. The laws and regulations may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. These include the following:

Anti-Kickback Statute.    The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation or arranging of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

False Claims Laws.    The federal false claims and civil monetary penalties laws, including the federal civil False Claims Act, impose criminal and civil penalties, including through civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties, currently set at $5,500 to $11,000 per false claim;

HIPAA.    The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Additionally, HIPAA as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations on covered entities and their business associates, including mandatory contractual terms and technical safeguards, with respect to maintaining the privacy, security and transmission of individually identifiable health information;

Transparency Requirements.    The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or transfers of value made to physicians and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

Analogous State and Foreign Laws.    Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, can apply to sales or marketing arrangements, and claims involving healthcare items or services reimbursed by non-governmental third party payors, and are generally broad and are enforced by many different federal and state agencies as well as through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, such as the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we, or any future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our Chief Executive Officer and Chief Operating Officer and to attract, retain and motivate qualified personnel.

We are highly dependent on the pharmaceutical research and development and business development expertise of Cedric Francois, M.D., Ph.D., our President and Chief Executive Officer, and Pascal Deschatelets, Ph.D., our Chief Operating Officer. Drs. Francois and Deschatelets do not have employment agreements with us and are employed “at will,” meaning either of them may terminate his employment with us at any time with or without notice and for any reason or no reason. In the future, we may be dependent on other members of our management, scientific and development team.

Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. Our industry has experienced a high rate of turnover of management personnel in recent years. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully.

Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.

Our employees, independent contractors, consultants, collaborators and contract research organizations may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, independent contractors, consultants, collaborators and contract research organizations may engage in fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, to provide accurate information to the FDA or comparable non-U.S. regulatory authorities, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, to report financial information or data accurately or to disclose unauthorized activities to us. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of September 30, 2015, we had 11 employees. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug manufacturing, regulatory affairs and sales, marketing and distribution. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Moreover, our expected growth could require us to relocate to a different geographic area of the country. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of our product candidates.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

In the future, we may enter into transactions to acquire other businesses, products or technologies. Because we have not made any acquisitions to date, our ability to do so successfully is unproven. If we do identify suitable candidates, we may not be able to make such acquisitions on favorable terms, or at all. Any acquisitions we make may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

Risks Related to Our Common Stock and This Offering

An active trading market for our common stock may not develop or be sustainable. If an active trading market does not develop, investors may not be able to resell their shares at or above the initial public offering price and our ability to raise capital in the future may be impaired.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This price may not reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. Although we intend to list our common stock on the NASDAQ Global Market, an active trading market for our shares may never develop or, if developed, be maintained following this offering. If an active market for our common stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If you purchase shares of common stock in this offering, you will suffer immediate dilution in the net tangible book value of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock and will own approximately     % of our common stock outstanding after this offering, excluding any shares of our common stock that they may have acquired prior to this offering. Furthermore, if the underwriters exercise their over-allotment option or our previously issued options to acquire common stock at prices below the assumed initial public offering price are exercised, you will experience further dilution. For additional information on the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

The trading price of our common stock is likely to be highly volatile, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be highly volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price and you may lose some or all of your investment. The market price for our common stock may be influenced by many factors, including:

•	the success of existing or new competitive products or technologies;

•	regulatory actions with respect to our product candidates or our competitors’ products and product candidates;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the timing and results of clinical trials of APL-2, APL-1 and any other product candidates;

•	commencement or termination of collaborations for our development programs;

•	failure or discontinuation of any of our development programs;

•	results of clinical trials of product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results or development timelines;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or other stockholders;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

Additionally, in the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return on your investment.

Although we currently intend to use the net proceeds from this offering in the manner described in the section titled “Use of Proceeds” in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX Section 404, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we anticipate could amount to between $1.0 million and $2.0 million annually. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to SOX Section 404 we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. Following this offering, we will have             shares of common stock outstanding based on the 53,225,829 shares of our common stock outstanding as of September 30, 2015 after giving effect to the conversion of all outstanding shares of our preferred stock into 35,248,069 shares of our common stock upon the closing of this offering. Of these shares, the             shares sold by us in this offering may be resold in the public market immediately, unless purchased by our affiliates. The remaining 53,225,829 shares are currently restricted under securities laws or as a result of lock-up or other agreements, but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

Moreover, after this offering, holders of an aggregate of 35,248,069 shares of our common stock will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

We might not be able to utilize a significant portion of our net operating loss carryforwards and research and development tax credit carryforwards.

As of September 30, 2015, we had federal and state net operating loss carryforwards of $29.9 million and $29.9 million, respectively, and federal research and development tax credit carryforwards of $1.2 million, each of which if not utilized will begin to expire in 2030. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not determined if we have experienced Section 382 ownership changes in the past and if a portion of our net operating loss and tax credit carryforwards are subject to an annual limitation under Section 382. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. We have not conducted a detailed study to document whether our historical activities qualify to support the research and development credit carryforwards. A detailed study could result in adjustment to our research and development credit carryforwards. If we determine that an ownership change has occurred and our ability to use our historical net operating loss and tax credit carryforwards is materially limited, or if our research and development carryforwards are adjusted, it would harm our future operating results by effectively increasing our future tax obligations.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Accordingly, stockholders must rely on capital appreciation, if any, for any return on their investment.

We have never declared nor paid cash dividends on our capital stock. We currently plan to retain all of our future earnings, if any, to finance the operation, development and growth of our business. In addition, the terms of any future debt or credit agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based upon shares outstanding as of September 30, 2015, and after giving effect to the conversion of all outstanding shares of preferred stock into 35,248,069 shares of our common stock upon the closing of this offering, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding common stock before this offering and their affiliates, will, in the aggregate, beneficially own shares representing approximately     % of our common stock, and Morningside Venture Investments, Ltd. will beneficially own approximately     % of our common stock. If, as we expect, Potentia Pharmaceuticals, Inc., or Potentia, distributes the shares of our common stock it holds to its stockholders at a future time after the closing of this offering, the percentage of our shares held by certain of our directors and executive officers who are stockholders of Potentia will increase. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management or the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other stockholders.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us.

Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that all members of the board are not elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call a special meeting of stockholders;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring us or merging with us, whether or not it is desired by, or beneficial to, our stockholders. This could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock will likely depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We do not currently have research coverage, and there can be no assurance that analysts will cover us, or provide favorable coverage. Securities or industry analysts may elect not to provide research coverage of our common stock after this offering, and such lack of research coverage may negatively impact the market price of our common stock. In the event we do have analyst coverage, if one or more analysts downgrade our stock or change their opinion of our stock, our share price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our certificate of incorporation that will become effective upon the closing of this offering designates the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against our company and our directors and officers.

Our certificate of incorporation that will become effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to our company or our stockholders, any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws, or any action asserting a claim against us governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

These forward-looking statements include, among other things, statements about:

•	our plans to initiate clinical trials of APL-2 and APL-1;

•	ongoing and planned clinical trials for our product candidates, whether conducted by us or by any future collaborators, including the timing of these trials and of the anticipated results;

•	our plans to research, develop and commercialize our current and future product candidates;

•	our plans to seek to enter into collaborations for the development and commercialization of certain product candidates;

•	the potential benefits of any future collaboration;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of any products for which we receive marketing approval;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position and strategy;

•	our ability to identify additional products or product candidates with significant commercial potential;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	developments relating to our competitors and our industry; and

•	the impact of government laws and regulations.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures or investments that we may make or enter into.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. We believe that the information from these industry publications, surveys and studies is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              shares of our common stock in this offering will be $         million, or $         million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of              shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by $         million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of September 30, 2015, we had cash and cash equivalents of $10.0 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•

approximately $         million for our ongoing clinical trial of APL-2 in patients with PNH, our planned Phase 1b and Phase 2 clinical trials of APL-2 in patients with PNH, our ongoing Phase 2 clinical trial of APL-2 in patients with GA and our planned Phase 2 clinical trial of APL-2 in patients with intermediate AMD;

•	approximately $ million for our planned Phase 1b clinical trial of APL-1 in patients with COPD;

•

approximately $         million to fund our planned Phase 2 clinical trials of APL-2 in patients with refractory myasthenia gravis and neuromyelitis optica, our planned Phase 2 clinical trial to assess the efficacy of APL-2 in halting the process of chronic kidney rejection, and our planned Phase 2 clinical trial of APL-1 in patients with idiopathic pulmonary fibrosis;

•	approximately $ million to fund our planned early development of new product candidates to target the complement pathways; and

•	the remainder for working capital and other general corporate purposes.

This expected use of the net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current agreements, commitments or understandings for any material acquisitions or licenses of any products, businesses or technologies.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents as of September 30, 2015, we estimate that such funds will be sufficient to enable us to initiate each of our planned clinical trials and to fund our research and development programs, operating expenses and capital expenditure requirements at least through                     . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. For instance, the timing, scope and costs of our planned Phase 2 clinical trial of APL-2 in patients with PNH is subject to the results of our Phase 1b clinical trials of APL-2 and to discussions with regulatory authorities. We do not expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to enable us to fund the completion of development of any of our product candidates.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared nor paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in respect of our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2015:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our preferred stock into 35,248,069 shares of our common stock upon the closing of this offering and (ii) the filing and effectiveness of our restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections of this prospectus titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock.”

	As of September 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$10,032,116	$10,032,116	$

Stockholders’ equity:
Series A convertible preferred stock, $0.0001 par value per share; 2,670,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$2,654,405	$—	$
Series B convertible preferred stock, $0.0001 par value per share; 7,280,000 shares authorized, 6,362,658 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	6,944,148	—
Series C convertible preferred stock, $0.0001 par value per share; 28,750,000 shares authorized, 26,215,411 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	35,542,707	—
Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value per share; 65,000,000 shares authorized, 17,977,760 shares issued and outstanding, actual; 200,000,000 shares authorized, 53,225,829 shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1,800	5,323
Additional paid-in capital	28,859,818	73,997,555
Accumulated deficit	(62,917,078)	(62,917,078)

Total stockholders’ equity	11,085,800	11,085,800

Total capitalization	$11,085,800	$11,085,800	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of              shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by $         million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The table above does not include:

•	5,277,500 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2015, at a weighted-average exercise price of $1.27 per share;

•

1,920,938 shares of our common stock available for future issuance as of September 30, 2015 under our 2010 equity incentive plan, of which              shares are subject to stock options granted subsequent to September 30, 2015, at a weighted-average exercise price of $         per share; and

•

4,000,000 and 750,000 additional shares of our common stock that will become available for future issuance under our 2015 stock incentive plan and our 2015 employee stock purchase plan, respectively, each of which will become effective upon the closing of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of September 30, 2015 was $11.1 million, or $0.62 per share of our common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the 17,977,760 shares of our common stock outstanding as of September 30, 2015.

Our pro forma net tangible book value as of September 30, 2015 was $11.1 million, or $0.21 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities. After giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 35,248,069 shares of our common stock upon the closing of this offering, pro forma net tangible book value per share represents pro forma net tangible book value divided by the 53,225,829 shares of our common stock outstanding as of September 30, 2015.

After giving effect to our issuance and sale of             shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2015 would have been $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $         to existing stockholders and immediate dilution of $         in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2015	$0.62
Decrease per share attributable to the pro forma effects described above	(0.41)

Pro forma net tangible book value per share as of September 30, 2015	0.21
Increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by $         million, our pro forma as adjusted net tangible book value per share after this offering by $         and dilution per share to new investors purchasing shares in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of              shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by $         and $        , respectively, and increase or decrease the dilution per share to new investors participating in this offering by $         and $        , respectively, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors. If any shares are issued upon exercise of outstanding options, you will experience further dilution.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2015, after giving effect to the conversion of all of our outstanding preferred stock into common stock upon the closing of this offering, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number(1)	Percent		Amount		Percent
Existing stockholders	53,225,829		%		$71,882,279		%	$1.35

New investors

Total		100%		$		100%

(1)	Includes (i) 9,776,198 shares of common stock that we issued at par value upon our business combination with Apellis AG immediately prior to the time we commenced active operations and (ii) 8,200,000 shares of our common stock that we issued to Potentia in September 2015, which we determined with the assistance of a third-party specialist to have a fair value of $26.5 million at the time of issuance.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $         million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by              percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by             percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of              shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $         million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by              percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by              percentage points, assuming no change in the assumed initial public offering price.

The number of shares purchased from us by existing stockholders is based on 53,225,829 shares of our common stock outstanding as of September 30, 2015, after giving effect to the automatic conversion of all of our outstanding shares of preferred stock into 35,248,069 shares of common stock upon the closing of this offering, and excludes:

•	5,277,500 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2015, at a weighted-average exercise price of $1.27 per share;

•

1,920,938 additional shares of our common stock available for future issuance as of September 30, 2015 under our 2010 equity incentive plan, of which              shares are subject to stock options granted subsequent to September 30, 2015, at a weighted-average exercise price of $         per share; and

•

4,000,000 and 750,000 additional shares of our common stock that will become available for future issuance under our 2015 stock incentive plan and our 2015 employee stock purchase plan, respectively, each of which will become effective upon the closing of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

To the extent that stock options are exercised, new stock options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to , or % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements appearing at the end of this prospectus. The statement of operations data for the nine months ended September 30, 2014 and 2015 and the balance sheet data as of September 30, 2015 have been derived from our unaudited condensed consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information as of and for the periods presented. Our historical results are not necessarily indicative of results that should be expected in any future period, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Statement of Operations Data:
Operating expenses:
Research and development	$2,317,275	$8,379,522	$6,490,505	$9,801,944
Cost of acquired in-process research and development	—	—	—	26,486,000
General and administrative	1,706,032	2,908,166	1,882,666	3,314,232
Depreciation	6,265	6,594	4,439	6,003

Operating loss	(4,029,572)	(11,294,282)	(8,377,610)	(39,608,179)
Other income	68,004	62,459	30,061	39,125

Loss before income taxes	(3,961,568)	(11,231,823)	(8,347,549)	(39,569,054)
Income tax benefit	—	443,340	248,048	1,268,942

Net loss	$(3,961,568)	$(10,788,483)	$(8,099,501)	$(38,300,112)

Net loss per common share, basic and diluted(1)	$(0.41)	$(1.10)	$(0.83)	$(3.66)

Weighted-average number of common shares used in computing net loss per common share, basic and diluted(1)	9,776,198	9,776,198	9,776,198	10,467,933

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.38)		$(0.89)

Weighted-average number of common shares used in computing pro forma net loss per common share, basic and diluted (unaudited)(1)		28,736,226		43,173,572

(1) See Note 11 in the notes to our audited consolidated financial statements and Note 9 in the notes to our unaudited condensed consolidated financial statements appearing at the end of this prospectus for a description of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share (unaudited).

	As of December 31,		As of September 30,
	2013	2014	2015
Balance Sheet Data:
Cash and cash equivalents	$4,758,361	$13,622,995	$10,032,116
Working capital	4,513,412	13,165,811	10,915,258
Total assets	5,199,494	14,306,238	13,742,180
Total liabilities	676,955	1,081,531	2,656,380
Convertible preferred stock	15,120,965	35,864,148	45,141,260
Accumulated deficit	(13,828,483)	(24,616,966)	(62,917,078)
Total stockholders’ equity	4,522,539	13,224,707	11,085,800

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel therapeutic compounds for autoimmune and inflammatory diseases. Our approach is centered on the inhibition of the complement system, which consists of a cascade of interacting proteins and is an integral component of the immune system. We are developing our product candidates to inhibit C3, the central protein in the complement cascade. By inhibiting C3, our product candidates inhibit the principal complement activation pathways and their related effects, which we believe may result in both disease control and disease modification.

Our lead product candidates, APL-2 and APL-1, are currently in clinical development for the treatment of PNH, intermediate AMD, GA and COPD. We aim to control these autoimmune and inflammatory diseases by inhibiting complement-induced inflammation and tissue injury. Additionally, we aim to modify these diseases by correcting the immunological dysfunction that underlies these conditions. We refer to this corrective approach as complement immunotherapy. We are conducting Phase 1 and Phase 2 clinical trials of APL-2 to assess safety, recommended dosing and, in certain cases, preliminary efficacy. We hold worldwide commercialization rights to APL-2 and APL-1.

Since our commencement of operations in May 2010, we have devoted substantially all of our resources to developing our proprietary technology, developing product candidates, undertaking preclinical studies and conducting clinical trials for our two clinical-stage product candidates, building our intellectual property portfolio, organizing and staffing our company, business planning, raising capital, and providing general and administrative support for these operations. To date, we have financed our operations primarily through private placements of our preferred stock. From our inception through December 31, 2014, we have raised an aggregate of $35.9 million from private placements of our preferred stock. In January, March and May 2015, we received an aggregate of $9.3 million in gross proceeds from the sale of an aggregate of 6,183,333 shares of our series C convertible preferred stock at a price per share of $1.50.

We have not generated any revenue from product sales to date. We have incurred significant annual net operating losses in every year since our inception and expect to incur a net operating loss in 2015 and continue to incur net operating losses for the foreseeable future. Our net losses were $4.0 million and $10.8 million for the years ended December 31, 2013 and 2014, respectively, and $38.3 million for the nine months ended September 30, 2015. As of September 30, 2015, we had an accumulated deficit of $62.9 million. We expect to continue to incur significant expenses and increasing operating losses for the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly if and as we continue to develop and conduct clinical trials with respect to APL-2 and APL-1; maintain, expand and protect our intellectual property portfolio; establish a commercial infrastructure to support the marketing and sale of certain of our product candidates if they receive regulatory approval; and hire additional personnel, such as clinical, regulatory, quality control and scientific personnel. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

In September 2015, we acquired the assets of Potentia Pharmaceuticals, Inc., or Potentia, pursuant to an asset purchase agreement with Potentia. The acquired assets consist primarily of a license agreement with UPenn that was assigned to us. This license agreement with UPenn provides us with an exclusive license, under specified patent rights controlled by UPenn, to develop and commercialize products covered by the licensed patent rights for ophthalmic indications. Upon the closing of the asset acquisition, we issued to Potentia 8,200,000 shares of our common stock, and incurred an in-process research and development expense of $26.5 million. Certain of our directors and officers are directors, officers and stockholders of Potentia. See “Transactions with Related Persons” for more information.

Financial Operations Overview

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future. In the future, we will seek to generate revenue primarily from a combination of product sales and collaborations with strategic partners.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include:

•

expenses incurred under agreements with third parties, including contract research organizations, or CROs, that conduct clinical trials and research and development activities on our behalf, and contract manufacturing organizations that manufacture quantities of drug supplies for both our preclinical studies and clinical trials;

•	the cost of consultants, including share-based compensation expense; and

•	various other expenses incident to the management of our preclinical studies and clinical trials.

Research and development costs are expensed as incurred. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed.

The following summarizes our most advanced research and development programs. We have not provided program costs since inception because historically we have not tracked or recorded our research and development expenses on a program-by-program basis.

•

PNH.    We are developing APL-2 for the treatment of PNH by subcutaneous injection, which is an injection into the tissue under the skin. PNH is a life-threatening rare, chronic, debilitating blood disorder characterized by the absence of certain proteins that normally regulate complement activity. We are currently conducting Phase 1 clinical trials of APL-2 in healthy volunteers and a Phase 1b clinical trial in PNH patients being treated with eculizumab. We plan to commence a Phase 1b clinical trial of APL-2 as a stand-alone therapy in treatment-naïve patients with PNH in the fourth quarter of 2015. We expect to report data from the first of our Phase 1 trials in healthy volunteers in the fourth quarter of 2015 and data from the other trials over the course of 2016. If we see evidence of a therapeutic effect in our Phase 1b trials, we intend to meet with regulatory authorities to discuss the design of our planned Phase 2 clinical trial in patients with PNH and the possibility of an expedited clinical development and regulatory pathway for our PNH program. We expect that we would initiate that Phase 2 clinical trial in the second half of 2016.

•

GA and Intermediate AMD.    We are developing APL-2 for the treatment of GA and intermediate AMD by intravitreal injection, which is an injection into the eye. GA is an advanced form of age-related macular degeneration, which is a disorder of the central portion of the retina characterized by progressive retinal cell death. Intermediate AMD is a stage of AMD in which no or minimal vision loss has occurred but patients are at risk of progressing to advanced forms of AMD such as GA. There are no drugs approved for the treatment of GA or intermediate AMD. We are conducting a Phase 1 clinical trial of APL-2 in patients with AMD and a Phase 2 clinical trial of APL-2 in patients with GA. We expect to report data from the Phase 1 trial in the first half of 2016 and from the Phase 2 trial in 2017. We also plan to initiate a Phase 2 clinical trial of APL-2 in patients with intermediate AMD in mid-2016 and expect to report data from this trial in 2018.

•

COPD.    We are developing APL-1 for the treatment of COPD by inhaled administration. COPD is a progressive disorder of the lungs characterized by constriction of the airways, destruction of lung tissue and difficulty breathing. We have conducted a Phase 1 clinical trial in healthy volunteers and plan to initiate a Phase 1b clinical trial in patients with COPD in the second half of 2016. We expect to report data from this trial in the first half of 2017.

The successful development of our product candidates is highly uncertain. Accordingly, at this time, we cannot reasonably estimate the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of these product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from APL-2, APL-1 or any other potential product candidates. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainties of:

•	establishing an appropriate safety profile in preclinical studies;

•	successful enrollment in, and completion of clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	launching commercial sales of the products, if and when approved, whether alone or in collaboration with others; and

•	a continued acceptable safety profile of the products following approval.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs and timing associated with the development of that product candidate.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as our product candidate development programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including share-based compensation, for all of our employees. Other significant costs include facility costs not otherwise included in research and development expenses, legal fees relating to patent and corporate matters, and fees for accounting and consulting services.

We anticipate that our general and administrative expenses will increase in the future to support continued research and development activities, potential commercialization of our product candidates and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company including expenses related to services associated with maintaining compliance with exchange listing and SEC requirements, insurance costs and investor relations costs.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by CROs in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to CROs on our estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our CROs will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting expense amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Share-Based Compensation

We measure share-based awards granted to employees, consultants and members of the board of directors at fair value on the date of grant and recognize the corresponding share-based compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. We have historically granted stock options with exercise prices equivalent to the fair value of our preferred stock, with reference to arms’ length transactions effected contemporaneously with the date of grant of the stock options.

We measure other share-based awards granted to non-employees at fair value as of the end of each reporting period and record expense for the awards over the period the related services are rendered.

We estimated the fair value of each stock option grant using the Monte Carlo simulation model for grants made on or prior to June 30, 2015 and the Black-Scholes model for grants made on or after July 1, 2015. We historically have been a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of a representative group of publicly traded biopharmaceutical companies and expect to continue to do so until we have adequate historical data regarding the volatility of our traded stock price. We determine the expected term of our options utilizing the probability weighted time to liquidity event at each grant date, assuming that holders of our options will exercise at the time of such liquidity event. We determine the risk-free interest rate by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. We assume an expected dividend yield of zero because we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

We estimated the fair value of stock options granted on or prior to June 30, 2015 using the Monte Carlo simulation method, and the fair value of stock options granted on or after July 1, 2015 using the Black-Scholes method, based on the assumptions noted in the following table:

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Risk-free interest rate	0.64-1.13%	1.32-1.73%	1.32%	1.45-1.87%
Dividend yield	0%	0%	0%	0%
Volatility	103.0-109.0%	94.0-102.4%	102.4%	78.3-93.5%
Expected terms (years)	4.18-4.36	4.11-6.20	4.11	5.40-6.20

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different. We recognize share-based compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate for pre-vesting forfeitures, we have considered our historical experience of actual forfeitures. If our future actual forfeiture rate is materially different from our estimate, our share-based compensation expense could be significantly different from what we have recorded in the prior periods.

The table below summarizes the classification of our share-based compensation expense recognized in our statements of operations. The research and development expense relates to share-based compensation expense for stock options granted to consultants, and the general and administrative expense relates to share-based compensation for stock options granted to employees. During the nine months ended September 30, 2015, there were forfeitures of common stock options having a fair value of $158,625.

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Research and development	$42,500	$81,458	$51,417	$63,677
General and administrative	229,341	577,696	466,418	425,678

Total share-based compensation expense	$271,841	$659,154	$517,835	$489,355

Valuations of Common Stock

On each of January 1, 2014, December 12, 2014, January 1, 2015 and June 3, 2015, our board of directors set the exercise price for stock options granted on such dates at the price at which we most recently sold our preferred stock to third parties, which the board of directors determined to be at least equal to the fair value of one share of our common stock. For financial reporting purposes, we subsequently performed retrospective common stock valuations as of each such date with the assistance of a third-party specialist. On each of July 31, 2015 and September 10, 2015, our board of directors set the exercise price for stock options granted on such dates at the fair value of our common stock with the assistance of a third-party specialist. Due to the absence of a public trading market for our common stock, since inception through September 30, 2015, our retrospective and contemporaneous determinations of the fair value of our common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. There are significant judgments and estimates inherent in the determination of the fair value of our common stock, including the contemporaneous and retrospective valuations. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event and the determinations of the appropriate valuation methods. If we had made different assumptions, our share-based compensation expense, net loss and net loss per share could have been significantly different.

Valuation Methodologies

The common stock valuations were prepared using a hybrid of the option-pricing method, or OPM, and the probability-weighted expected return method, or PWERM.

OPM.    For option grants on or before January 1, 2014, we used the OPM to obtain the fair value of the common stock and options. The OPM treats each class of common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preference at the time of a liquidity event, such as a strategic sale, merger or IPO. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid.

The OPM uses the Monte Carlo simulation model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The aggregate value of the common stock derived from the OPM is then divided by the number of shares of common stock outstanding to arrive at the per share value.

We used the OPM backsolve approach to estimate enterprise value under the OPM. The OPM backsolve approach uses the OPM to calculate the implied equity value based on recent sales of the company’s securities. For the OPM, we based our assumed volatility factor on the historical trading volatility of our publicly traded peer companies. For each valuation date, we determined the appropriate volatility to be used, considering such factors as our expected time to a liquidity event and our stage of development.

To derive the fair value of our common stock using the OPM, we calculated the proceeds to the common stockholders based on the preferences and priorities of the preferred and common stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

PWERM.    The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability is then applied to the common stock to account for the lack of access to an active public market.

For our retrospective common stock valuations as of December 12, 2014, January 1, 2015 and June 3, 2015, and our contemporaneous common stock valuations as of July 31, 2015 and September 10, 2015, we used a hybrid of the OPM and PWERM and considered two types of future event scenarios: an IPO and a sale transaction. We valued the IPO scenario using the OPM backsolve approach for these valuations. Our third-party valuation consultant determined the relative probability of each type of future event scenario based on an analysis of market conditions at the time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios.

To derive the fair value of the common stock for each scenario using the hybrid PWERM and OPM, we calculated the proceeds to the common stockholders based on the preferences and priorities of the preferred and common stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

Stock Option Grants

The following table summarizes by grant date the number of shares of common stock subject to options granted between January 1, 2014 and September 30, 2015, the per share exercise price of the options, the fair value of the common stock underlying the options on the date of grant and the per share fair value of the options on the date of grant.

Grant Date	Number of Common Shares Underlying Options Granted	Per Share Exercise Price of Options	Fair Value of Common Stock on Grant Date	Fair Value of Options Per Share on Grant Date
January 1, 2014	150,000	$1.25	$1.00	$0.64
December 12, 2014	400,000	$1.50	$1.25	$0.94
January 1, 2015	50,000	$1.50	$1.27	$0.96
June 3, 2015	200,000	$1.50	$1.50	$1.11
July 31, 2015	125,000	$3.19	$3.19	$2.09
September 10, 2015	75,000	$3.23	$3.23	$2.11

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company,” or EGC, can take advantage of the extended transition period for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC, we intend to rely on certain of these exemptions, including exemptions from the requirement to provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an EGC until the earlier of: the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Results of Operations

Comparison of Nine Months Ended September 30, 2014 and 2015

The following table summarizes our results of operations for the nine months ended September 30, 2014 and 2015, together with the dollar increase or decrease and percentage change in those items:

	Nine Months Ended September 30,		Change $	Change %
	2014	2015
Operating expenses:
Research and development	$6,490,505	$9,801,944	$3,311,439	51.0%
Cost of acquired in-process research and development	—	26,486,000	26,486,000	100.0
General and administrative	1,882,666	3,314,232	1,431,566	76.0
Depreciation	4,439	6,003	1,564	35.2

Operating loss	(8,377,610)	(39,608,179)	(31,230,569)	372.8
Other income	30,061	39,125	9,064	30.2

Loss before income taxes	(8,347,549)	(39,569,054)	(31,221,505)	374.0
Income tax benefit	248,048	1,268,941	1,020,893	411.6

Net loss	$(8,099,501)	$(38,300,112)	$(30,200,611)	372.9

Research and Development Expenses

Research and development expenses increased by $3.3 million to $9.8 million for the nine months ended September 30, 2015 from $6.5 million for the nine months ended September 30, 2014, an increase of 51.0%. The increase in research and development expenses was primarily attributable to an increase of $3.5 million in clinical trial costs and an increase of $1.3 million related to investigational new drug application, or IND, enabling preclinical studies and supporting activities, offset by a decrease of $1.5 million in contracted manufacturing in the nine months ended September 30, 2015.

Cost of Acquired In-Process Research and Development

We incurred $26.5 million in acquired in-process research and development expenses during the nine months ended September 30, 2015. We incurred this cost in connection with the closing in September 2015 of the asset purchase agreement that we entered into with Potentia in September 2014, as we valued the 8,200,000 shares of our common stock that we issued to Potentia upon the closing at $26.5 million. We allocated the entire purchase price to acquired in-process research and development. We had no acquired in-process research and development expenses during the nine months ended September 30, 2014.

General and Administrative Expenses

General and administrative expenses increased by $1.4 million to $3.3 million for the nine months ended September 30, 2015, from $1.9 million for the nine months ended September 30, 2014, an increase of 76.0%. The increase in general and administrative expenses was primarily attributable to increased professional and consulting fees of $0.8 million, increased employee costs of $0.4 million, and insurance, office, travel and related costs of $0.2 million. The increased professional and consulting fees of $0.8 million primarily consisted of an increase of $0.4 million in intellectual property legal fees and an increase of $0.4 million in consulting expense associated with finance and accounting. The increased employee costs of $0.4 million consists primarily of $0.5 million primarily related to an increase in salaries and benefits offset by a decrease of $0.1 million in share-based compensation expense. The increase in employee costs was primarily due to the hiring of additional members of our management team.

Other Income

Other income remained relatively stable for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014. In both periods, other income was primarily attributable to increased interest income and allocations made for rent and other fees charged to two related entities.

Income Tax Benefit

Income tax benefit increased to $1.3 million for the nine months ended September 30, 2015, from $0.2 million for the nine months ended September 30, 2014. The increase was attributable to a refundable Australian research and development credit.

Comparison of Years Ended December 31, 2013 and 2014

The following table summarizes our results of operations for the years ended December 31, 2013 and 2014, together with the dollar increase or decrease and percentage change in those items:

	Year Ended December 31,		Change $	Change %
	2013	2014
Operating expenses:
Research and development	$2,317,275	$8,379,522	$6,062,247	261.6%
General and administrative	1,706,032	2,908,166	1,202,134	70.5
Depreciation	6,265	6,594	329	5.2

Operating Loss	(4,029,572)	(11,294,282)	(7,264,710)	180.3
Other income	68,004	62,459	(5,545)	8.2

Loss before income taxes	(3,961,568)	(11,231,823)	(7,270,055)	183.5

Income tax benefit	—	443,340	443,340	100.0
Net loss	$(3,961,568)	$(10,788,483)	$(6,826,915)	172.3

Research and Development Expenses

Research and development expenses increased by $6.1 million to $8.4 million for the year ended December 31, 2014 from $2.3 million for the year ended December 31, 2013, an increase of 261.6%. The increase in research and development expenses was primarily attributable to an increase of $2.3 million for contract manufacturing, an increase of $2.2 million for clinical trial costs and an increase of $1.6 million related to IND-enabling preclinical studies and supporting activities.

General and Administrative Expenses

General and administrative expenses increased by $1.2 million to $2.9 million for the year ended December 31, 2014 from $1.7 million for the year ended December 31, 2013, an increase of 70.5%. The increase in general and administrative expenses was primarily attributable to increased employee costs of $0.8 million, increased professional and consulting fees of $0.2 million and other office-related costs of $0.2 million. The $0.8 million increase in employee costs consisted of an increase of $0.4 million in salaries and benefits and an increase of $0.4 million in share-based compensation expense. The increase in employee costs was primarily due to the hiring of additional members of our management team. The $0.2 million increase in professional and consulting fees primarily consisted of an increase of $0.1 million in intellectual property legal fees and an increase of $0.1 million in consulting expense associated with finance and accounting.

Other Income

Other income remained relatively stable for the year ended December 31, 2014 as compared to the year ended December 31, 2013. In both periods, other income was primarily attributable to interest income and rent and other allocations charged to two related entities.

Income Tax Benefit

For the year ended December 31, 2014, we recognized an income tax benefit in the amount of $0.4 million, related to a refundable Australian research and development credit. Our Australian subsidiary was established and commenced operations in May 2014. Accordingly, there was no such benefit recognized for the year ended December 31, 2013.

Liquidity and Capital Resources

Sources of Liquidity

From our inception through December 31, 2014, we have raised an aggregate of $35.9 million from private placements of our preferred stock. In January, March and May 2015, we received an aggregate of $9.3 million in gross proceeds from the sale of an aggregate of 6,183,333 shares of our series C convertible preferred stock at a price per share of $1.50.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015:

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Net cash used in operating activities	$(3,444,652)	$(9,946,917)	$(7,381,283)	$(11,813,655)
Net cash used in investing activities	—	(19,946)	(5,264)	(4,970)
Net cash provided by financing activities	7,161,660	18,831,497	10,381,300	8,227,746

Net increase (decrease) in cash and cash equivalents	$3,717,008	$8,864,634	$2,994,753	$(3,590,879)

Net Cash Used in Operating Activities

Net cash used in operating activities was $3.4 million for the year ended December 31, 2013, and consisted primarily of a net loss of $4.0 million adjusted for non-cash items, including share-based compensation expense of $0.3 million, and a net increase in operating assets of $0.2 million, which resulted primarily from a net increase in accounts payable and accrued expenses of $0.5 million and a decrease in prepaid expenses and other current assets of $0.3 million.

Net cash used in operating activities was $9.9 million for the year ended December 31, 2014 and consisted primarily of a net loss of $10.7 million adjusted for non-cash items, including share-based compensation expense of $0.6 million, and a net increase in operating assets of $0.2 million, which resulted primarily from a net increase in accounts payable and accrued expenses of $0.4 million partially offset by an increase in income tax receivable of $0.4 million and a decrease in prepaid expenses and other current assets of $0.2 million.

Net cash used in operating activities was $7.4 million for the nine months ended September 30, 2014, and consisted primarily of a net loss of $8.1 million adjusted for non-cash items, including an increase in accounts payable of $0.7 million, an increase in share-based compensation expense of $0.5 million, an increase in prepaid expenses of $0.3 million and an increase in the income tax benefit of $0.2 million related to a research and development tax credit applied for by our Australian subsidiary.

Net cash used in operating activities was $11.8 million for the nine months ended September 30, 2015, and consisted primarily of a net loss of $38.3 million adjusted for non-cash items, including the cost of acquired in-process research and development of $26.5 million, an increase in accrued research and development cost of $0.5 million, an increase in deferred issuance costs of $0.5 million, an increase in accounts payable of $0.5 million, an income tax benefit of $0.8 million related to a research and development tax credit for our Australian subsidiary, share-based compensation expense of $0.5 million, an increase in accounts receivable of $0.3 million related to a refundable goods and services tax paid by our Australian subsidiary, an increase in other operating assets of $0.4 million and an increase in accrued expenses of $0.5 million.

Net Cash Used in Investing Activities

There was no cash used in investing activities during the year ended December 31, 2013. Net cash used in investing activities was $20,000 during the year ended December 31, 2014. The cash used in investing activities for the years ended December 31, 2014 was primarily the result of purchases of equipment.

Net cash used in investing activities was $5,000 during each of the nine month periods ended September 30, 2014 and 2015. The cash used in investing activities for the nine month periods ended September 30, 2014 and 2015 was primarily the result of purchases of equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $7.2 million during the year ended December 31, 2013 compared to $18.8 million during the year ended December 31, 2014. The cash provided by financing activities for the year ended December 31, 2013 consisted of net proceeds from the issuance of 6,088,307 shares of series C convertible preferred stock in August 2013. The cash provided by financing activities for the year ended December 31, 2014 consisted of net proceeds of $18.8 million from the issuance of 13,943,771 shares of series C convertible preferred stock during the year.

Net cash provided by financing activities was $8.2 million during the nine months ended September 30, 2015, and consisted of gross proceeds from the issuance of an aggregate of 6,183,333 shares of series C convertible preferred stock in January, March and May 2015 offset by cash paid for deferred issuance costs related to the offering of $1.0 million.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents as of September 30, 2015, will enable us to fund our operating expenses and capital expenditure requirements at least through             . We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of APL-2, APL-1 and other potential product candidates, and because the extent to which we may enter into collaborations with third parties for the development of these product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

•

the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our current and future product candidates, including current and future clinical trials;

•	our ability to enter into, and the terms and timing of, any collaborations, licensing or other arrangements;

•	the number of future product candidates that we pursue and their development requirements;

•	the outcome, timing and costs of seeking regulatory approvals;

•

the costs of commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;

•	our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and

•	the costs of operating as a public company.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of medicines that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We currently do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. Debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations

The following table summarizes our significant contractual obligations as of payment due date by period at December 31, 2014:

	Payments Due by Period
	Total	Less than 1 Year	1–3 Years	3-5 Years	More Than 5 Years
Operating lease obligations(1)	$177,967	$64,600	$113,367	$—	$—

(1)	Represents future minimum lease payments under our non-cancelable operating lease. The minimum lease payments above do not include any related common area maintenance charges or real estate taxes.

We are party to two license agreements with UPenn under which we license specified intellectual property from UPenn in the nonophthalmic and the ophthalmic fields of use. Each license agreement requires us to pay ongoing annual maintenance payments of $100,000 per year until the first sale of a licensed product. With respect to the license for the nonophthalmic field of use, we have agreed to make milestone payments to UPenn aggregating up to $1.7 million based on achieving specified development and regulatory approval milestones, and up to $2.5 million based on achieving specified annual sales milestones with respect to each of the first two licensed products. With respect to the license for the ophthalmic field of use, we have agreed to make milestone payments to UPenn aggregating up to $3.2 million based on achieving specified development and regulatory milestones, and up to $5.0 million based on achieving specified annual sales milestones. The license agreements also require that we pay low single-digit royalties to UPenn based on net sales of each licensed product by us and our affiliates and sublicensees and specified minimum quarterly royalty thresholds. In addition, we are obligated to pay UPenn a specified portion of income we receive from sublicensees. We have not included any of these potential payments in the contractual obligations table above, as we cannot reasonably estimate whether, when and in what amount any of such payments shall be made.

We enter into agreements in the normal course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies and other services and products for operating purposes. We have not included these payments in the table of contractual obligations above since the contracts are cancelable at any time by us, generally upon 30 days prior written notice to the CRO, and therefore we believe that our non-cancelable obligations under these agreements are not material. Under these agreements, as of September 30, 2015, we are obligated to pay up to $2.1 million to these vendors.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2013, we had cash and cash equivalents of $4.8 million and, as of December 31, 2014, we had cash and cash equivalents of $13.6 million, consisting primarily of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio. We have the ability to hold our marketable securities until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investments.

As of December 31, 2014 and September 30, 2015, we had no liabilities denominated in foreign currencies.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel therapeutic compounds for autoimmune and inflammatory diseases. Our approach is centered on the inhibition of the complement system, which consists of a cascade of interacting proteins and is an integral component of the immune system. We are developing our product candidates to inhibit complement C3, or C3, the central protein in the complement cascade. By inhibiting C3, our product candidates inhibit the principal complement activation pathways and their related effects, which we believe may result in both disease control and disease modification.

Our lead product candidates, APL-2 and APL-1, are currently in clinical development for the treatment of paroxysmal nocturnal hemoglobinuria, or PNH, intermediate age-related macular degeneration, or intermediate AMD, geographic atrophy in age-related macular degeneration, or GA, and chronic obstructive pulmonary disease, or COPD. We aim to control these autoimmune and inflammatory diseases by inhibiting complement-induced inflammation and tissue injury. Additionally, we aim to modify these diseases by correcting the immunological dysfunction that underlies these conditions. We refer to this corrective approach as complement immunotherapy. We are conducting Phase 1 and Phase 2 clinical trials of APL-2 to assess safety, recommended dosing and, in certain cases, preliminary efficacy. We hold worldwide commercialization rights to APL-2 and APL-1.

We are developing APL-2 for the treatment of PNH by subcutaneous injection, which is an injection into the tissue under the skin. PNH is a life-threatening rare, chronic, debilitating blood disorder characterized by the absence of certain proteins that normally regulate complement activity. The only drug currently approved for the treatment of PNH, eculizumab (Soliris), inhibits the complement system by targeting complement C5, or C5, a protein that is downstream from C3 in the complement cascade. We are currently conducting Phase 1 clinical trials of APL-2 in healthy volunteers and a Phase 1b clinical trial in PNH patients being treated with eculizumab. We plan to commence a Phase 1b clinical trial of APL-2 as a stand-alone therapy in treatment-naïve patients with PNH in the fourth quarter of 2015. We expect to report data from the first of our Phase 1 trials in healthy volunteers in the fourth quarter of 2015 and data from the other trials over the course of 2016. If we see evidence of a therapeutic effect in our Phase 1b trials, we intend to meet with regulatory authorities to discuss the design of our planned Phase 2 clinical trial in patients with PNH and the possibility of an expedited clinical development and regulatory pathway for our PNH program. We expect that we would initiate that trial in the second half of 2016.

We are also developing APL-2 for the treatment of GA and intermediate AMD by intravitreal injection, which is an injection into the eye. GA is an advanced form of age-related macular degeneration, which is a disorder of the central portion of the retina characterized by progressive retinal cell death. Intermediate AMD is a stage of AMD in which no or minimal vision loss has occurred but patients are at risk of progressing to advanced forms of AMD such as GA. There are no drugs approved for the treatment of GA or intermediate AMD. We are conducting a Phase 1 clinical trial of APL-2 in patients with AMD and a Phase 2 clinical trial of APL-2 in patients with GA. We expect to report data from the Phase 1 trial in the first half of 2016 and from the Phase 2 trial in 2017. We also plan to initiate a Phase 2 clinical trial of APL-2 in patients with intermediate AMD in mid-2016 and expect to report data from this trial in 2018.

We are developing APL-1 for the treatment of COPD by inhaled administration. COPD is a progressive disorder of the lungs characterized by constriction of the airways, destruction of lung tissue and difficulty breathing. We have conducted a Phase 1 clinical trial in healthy volunteers and plan to initiate a Phase 1b clinical trial in patients with COPD in the second half of 2016. We expect to report data from this trial in the first half of 2017.

In addition to our lead programs, we intend to combine our core expertise in C3 with our deep understanding of immunology and the role of the complement system in disease to build a pipeline of additional potential treatments with our lead product candidates and new product candidates. We plan to initiate, in the second half of 2016, Phase 2 trials of APL-2 in patients with refractory myasthenia gravis and neuromyelitis optica and of APL-1 in patients with idiopathic pulmonary fibrosis. Each of these indications are autoimmune diseases characterized by complement-mediated chronic inflammation with important unmet medical needs. In addition, we intend to initiate a Phase 2 clinical trial in the second half of 2016 to assess the efficacy of APL-2 in halting the process of chronic kidney rejection. Finally, we plan to explore the role of the complement system in immuno-oncology, and specifically whether manipulating complement pathways can increase a patient’s responsiveness to immuno-oncology therapies.

The Complement System

The complement system is part of the body’s immune system. The immune system protects the body by recognizing and eliminating bacteria, viruses and other infectious agents, collectively referred to as pathogens, and abnormal cells such as cancer cells. The activities of the immune system are undertaken by its two components: the innate immune system and the adaptive immune system. The role of the innate immune system is to provide a rapid, nonspecific response to pathogens or abnormal cells in the body and to activate the adaptive immune system. In contrast to the innate immune system, the adaptive immune system provides a specific response to pathogens or abnormal cells, but requires more time to respond. Once a pathogen or abnormal cell has been recognized, the adaptive immune system generates immune cells and antibodies that specifically attack that pathogen or abnormal cell, making future responses against the pathogen or abnormal cell more efficient. The complement system plays a pivotal role in the regulation of both innate and adaptive immunity.

The following figure depicts the complement system, its three principal activation pathways and the role of C3 inhibition:

The complement system consists of approximately 30 interacting proteins that are produced primarily by the liver and circulate in the blood and through the body’s tissues. The complement system can be activated by three principal activation pathways: the classical pathway, the lectin pathway and the alternative pathway. As depicted in the figure above, all three activation pathways converge on C3, leading to three principal effects of complement activation: opsonization, inflammation and the membrane attack complex. When C3 is activated, C3 fragments, such as C3b, tag cell surfaces in a process called opsonization, which marks the cells for removal from tissues or the bloodstream. As part of the complement activation process two other fragments, C3a and C5a, are released, contributing to inflammation. Finally, as the last step in complement activation, the membrane attack complex forms on cell surfaces, piercing holes and causing cells to lyse, or rupture.

Under conditions of excessive or uncontrolled activation, the complement system plays a key role in a wide range of autoimmune and inflammatory diseases. In these conditions, the complement system exerts its effects directly through tissue destruction by the membrane attack complex and indirectly by signaling other elements of the immune system to attack otherwise healthy tissues.

The complement system can be inhibited in multiple ways. By targeting factors upstream of C3, individual activation pathways can be inhibited. For example, inhibition of factor D results in inhibition of the alternative pathway, but not the classical or lectin pathways. The complement system can also be inhibited by targeting factors downstream of C3, which results in selective inhibition of complement effects. For example, inhibition of C5 leads to inhibition of the formation of the membrane attack complex and C5a-mediated inflammation, but does not affect opsonization or C3a-mediated inflammation. We believe that by targeting C3, all three principal activation pathways and their related effects may be inhibited.

Our Approach

We are developing product candidates that act against the complement system at the level of C3 to block all effects of the complement cascade, regardless of the pathway by which complement has been activated. This contrasts with other complement inhibition approaches, which selectively target one of the three principal activation pathways or subsets of the effects of complement activation. By inhibiting C3, we believe our product candidates may effect disease control and disease modification.

Disease Control

Complement-mediated inflammation and tissue damage is believed to play a pivotal role in the incidence and progression of a number of diseases. However, the exact mechanisms by which complement contributes to the incidence and progression of disease are not fully understood. As a result, it has been difficult to develop therapeutics that can selectively target activation pathways or the effects of complement to ameliorate these conditions. We have designed APL-2 and APL-1 to inhibit C3. We believe that this approach can result in broad inhibition of the complement pathways and potentially result in effective control of complement-mediated diseases, including PNH, GA, intermediate AMD and COPD.

Disease Modification

In addition to controlling disease, we believe that C3 inhibition may potentially correct the immunological dysfunction that underlies multiple autoimmune and inflammatory diseases, such as PNH, GA, intermediate AMD and COPD, by enabling the natural regulatory mechanisms of immunity to normalize the immune response. We refer to this corrective approach as complement immunotherapy.

Immunotherapy refers to the clinical regulation of an overly permissive or overly aggressive immune system for therapeutic purposes. Recently, in the field of oncology, innovative approaches to immunotherapy have been used to correct an overly permissive immune system that fails to properly eliminate cancer cells. These approaches have led to unprecedented rates of prolonged disease-free survival in certain cancers. In autoimmune disease, we believe immunotherapy can be used to correct an overly aggressive immune system. As with cancer, we believe that the next breakthrough treatments in autoimmune disease may stem from novel approaches to immunotherapy, such as complement immunotherapy.

Safety of C3 Inhibition

We are closely monitoring the safety of C3 inhibition. Individuals that lack functional levels of C3 or C5 have been shown to be susceptible to infection by certain bacterial species, including Neisseria meningitidis in

C5-deficient individuals and Neisseria meningitidis, Streptococcus pneumoniae and Haemophilus influenzae in C3-deficient individuals. In preclinical studies in more than 300 non-human primates involving APL-1, APL-2 and other of our compounds delivered using various routes of administration, including subcutaneous, intravenous, pulmonary, and intravitreal routes, we have not observed any drug-related infections. Moreover, in our clinical trials of APL-2, which we are conducting in more than 50 patients and healthy volunteers using subcutaneous and intravitreal routes of administration, we have not observed any drug-related infections. In our Phase 1 clinical trial of APL-1 delivered by inhalation, we did not observe any drug-related infections in any of the 12 healthy volunteers in the single ascending dose portion of the trial, but of the four healthy volunteers in the multiple ascending portion of the trial, we observed signs and symptoms consistent with a potential bacterial infection in two healthy volunteers and we terminated the trial. These subjects responded within hours to first-line antibiotic treatment. In all future trials with inhaled APL-1 and subcutaneous APL-2, we plan to vaccinate subjects against all three pathogens for which C3-deficient individuals have been shown to be susceptible and will consider the use of prophylactic antibiotics.

Strategy

Our objective is to become a leading biopharmaceutical company focused on the discovery, development and commercialization of therapeutics to treat autoimmune and inflammatory diseases through complement inhibition and complement immunotherapy. To achieve this goal, we are pursuing the following strategies:

•

Initially target indications where complement inhibition has been shown to have an impact.    We are initially targeting PNH and GA because the effectiveness of complement inhibition has been validated by the approval of eculizumab, a C5 inhibitor, for the treatment of PNH and proof-of-concept of complement inhibition has been observed in a third-party Phase 2 clinical trial of lampalizumab, a factor D inhibitor, for the treatment of GA.

•

Advance the clinical development of APL-2 for PNH.    We are developing APL-2 as a stand-alone therapy for PNH. Because a majority of PNH patients that we will seek to enroll in our clinical trials will already be on treatment with eculizumab, we believe that we will need to design our future trials to ensure a safe transition from treatment with eculizumab to treatment with APL-2 alone. This transition requires a period of co-treatment. To support this strategy, we are currently conducting a Phase 1b clinical trial in PNH patients co-treated with eculizumab and APL-2 and plan to conduct a Phase 1b clinical trial of APL-2 as a stand-alone therapy in treatment-naïve patients to demonstrate safety and preliminary efficacy. If we see evidence of a therapeutic effect in these Phase 1b trials, we intend to meet with regulatory authorities to discuss the design of our planned Phase 2 clinical trial in patients with PNH and the possibility of an expedited clinical development and regulatory pathway for our PNH program.

•

Advance the clinical development of APL-2 for GA and intermediate AMD.    We are developing APL-2 as a stand-alone therapy for GA and intermediate AMD. There are no drugs approved for the treatment of GA or intermediate AMD. Lampalizumab, a selective inhibitor of the alternative pathway of complement, has shown clinical proof-of-concept in its Phase 2 clinical trial. We are conducting a Phase 2 clinical trial of APL-2 using a design informed by the Phase 2 clinical trial of lampalizumab to assess whether APL-2 can slow retinal cell death in a broad population of patients with GA. We also plan to conduct a Phase 2 clinical trial in intermediate AMD to explore whether APL-2 can forestall the progression from intermediate AMD to GA or wet AMD and thereby reduce the incidence of advanced forms of AMD.

•

Advance the clinical development of APL-1 for COPD.    We are developing APL-1 as a treatment for COPD. We plan to conduct a Phase 1b clinical trial of APL-1 for the treatment of COPD to explore whether APL-1 can improve lung function and reduce lung tissue destruction and exacerbations in COPD patients. We plan to seek to enter into a collaboration for late stage development and commercialization of APL-1 to treat COPD and other respiratory disorders.

•

Use our C3 expertise to build a pipeline of treatments for complement-mediated diseases.    By combining our core expertise in C3 with our deep understanding of both immunology and the role of the complement system in disease, we believe that we are uniquely positioned to continue to discover and develop a pipeline of treatments for a broad range of autoimmune and inflammatory diseases. We plan to conduct Phase 2 clinical trials of APL-2 in refractory myasthenia gravis and neuromyelitis optica and of APL-1 in idiopathic pulmonary fibrosis, diseases for which there is still an unmet need. In addition, we intend to initiate a Phase 2 clinical trial to assess the efficacy of APL-2 in halting the process of chronic kidney rejection. Finally, we are developing new product candidates to target the complement pathways.

•

Establish complement immunotherapy as a disease-modification approach in complement-mediated diseases.    We plan to assess in our clinical trials whether inhibiting C3 can modify disease by correcting the underlying immunological dysfunction in PNH, GA, intermediate AMD, COPD and other diseases, and potentially reduce or obviate the need for chronic treatments. We plan to measure immunological dysfunction in our patient populations using specialized biological assays, both proprietary and non-proprietary, to evaluate whether corrections in immunological dysfunction correlate with clinical improvements.

•

Selectively commercialize our product candidates.    We hold worldwide commercialization rights to all of our product candidates. As a result, we have the flexibility to seek to maximize the value of our development programs by selectively retaining full commercialization rights for products that we determine to commercialize on our own. We plan to build focused capabilities to commercialize our product candidates for certain indications where we believe that the medical specialists for the indications are sufficiently concentrated to allow us to effectively promote the product with a targeted sales team. In other indications, we plan to seek to enter into collaborations that we believe may contribute to our ability to advance development and ultimately commercialize our product candidates. We also intend to seek to enter into collaborations where we believe that realizing the full commercial value of our development programs will require access to broader geographic markets or the pursuit of broader patient populations or indications.

Our Programs

In our lead programs in PNH, GA, intermediate AMD and COPD, we are developing our product candidates to control and possibly modify disease. Our lead product candidates, APL-2 and APL-1, are C3 inhibitors. APL-1 is a synthetic cyclic peptide with a short half-life, formulated for inhaled administration. APL-2 is a conjugate of APL-1 with a long half-life, formulated for subcutaneous and intravitreal administration.

The following table summarizes key information about our lead programs and other clinical programs:

Indication	Clinical Trials	Trial Participants	Estimated Timeline
APL-2 (subcutaneous)

PNH	Phase 1 single ascending dose	Healthy volunteers	Expect to report data 4Q 2015
	Phase 1 multiple ascending dose	Healthy volunteers	Expect to report data 1Q 2016
	Phase 1b	Eculizumab-treated PNH patients	Expect to report data 2H 2016
	Planned Phase 1b	Treatment-naïve PNH patients	Expect to initiate 4Q 2015; expect to report data 1H 2016
	Planned Phase 2	Eculizumab-treated PNH patients	Expect to initiate 2H 2016
rMG	Planned Phase 2	rMG patients	Expect to initiate 2H 2016
NMO	Planned Phase 2	NMO patients	Expect to initiate 2H 2016
CKR	Planned Phase 2	CKR patients	Expect to initiate 2H 2016
APL-2 (intravitreal)

AMD	Phase 1 single ascending dose	Wet AMD patients	Expect to report data 1H 2016
	Phase 2	GA patients	Expect to report data 2017
	Planned Phase 2	Intermediate AMD patients	Expect to initiate mid-2016; expect to report data 2018
APL-1 (inhaled)

COPD	Planned Phase 1b	COPD patients	Expect to initiate 2H 2016; Expect to report data 1H 2017
IPF	Planned Phase 2	IPF Patients	Expect to initiate 2H 2016

APL-2 (Subcutaneous)

Paroxysmal Nocturnal Hemoglobinuria

Background

PNH is a rare, chronic, debilitating, acquired blood disorder that is most frequently diagnosed in early adulthood and usually continues throughout the life of the patient. Some of the prominent symptoms of PNH include severe anemia, a condition that results from having too few healthy red blood cells, severe abdominal pain, severe headaches, back pain, excessive weakness, fatigue and recurrent infections. If not treated with complement inhibition, PNH results in the death of approximately 35% of affected individuals within five years of diagnosis, and 50% of affected individuals within 10 years of diagnosis, primarily due to the formation of life-threatening blood clots inside the blood vessels, or thrombosis. Based on prevalence data published in an abstract in a peer-reviewed journal, we estimate that approximately 4,700 PNH patients reside in the United States.

PNH is caused by the presence of mutant stem cells in the bone marrow that lack important proteins that protect against activation of the complement system. Patients with PNH suffer from autoimmunity that targets and eliminates normal stem cells enabling mutant cells to become dominant in the bone marrow. These mutant stem cells lead to mutant platelets and red blood cells that, unlike normal cells, are overly susceptible to activation or destruction by the complement system. Mutant platelets, activated by the membrane attack complex, increase the risk of blood clot formation, or thrombosis, which is the leading cause of mortality in PNH patients. Mutant red blood cells are susceptible to destruction by intravascular and extravascular hemolysis. Intravascular hemolysis, which involves the destruction of blood cells within the blood vessels, is caused by the formation of the membrane attack complex on the surface of red blood cells causing them to rupture. Intravascular hemolysis causes severe anemia and contributes to the risk of thrombosis. Extravascular hemolysis, which involves the destruction of blood cells outside the blood vessels, is caused by C3b opsonization on red blood cells leading to removal of the cells from the blood stream by the liver and the spleen. Extravascular hemolysis further contributes to severe anemia and transfusion dependency in patients with PNH.

Current Therapies and Their Limitations

The only approved drug for the treatment of PNH is eculizumab, marketed as Soliris by Alexion Pharmaceuticals. Eculizumab had reported worldwide sales of more than $2.2 billion in 2014 for its two approved indications, and based on third-party estimates of eculizumab sales by disease indication, we believe that a majority of these sales were for the treatment of PNH. In 2012, a third-party study estimated that the cost per year for treatment with eculizumab was approximately $583,000 in adults. Eculizumab, which is administered intravenously, or into the vein, is designed to treat PNH by inhibiting C5 and preventing the formation of the membrane attack complex, blood clot formation and intravascular hemolysis. Eculizumab is a life-saving drug. However, most patients with PNH on treatment with eculizumab continue to have low levels of hemoglobin, which is the protein that carries oxygen from the lungs to the tissues of the body. In a third-party study, 35% to 40% of patients on eculizumab continued to be transfusion dependent for 30 months following the beginning of treatment, with approximately 18% of patients still transfusion dependent at the end of the study after 36 months. The inability of eculizumab to control extravascular hemolysis is responsible in part for these continuing complications. In addition, patients on eculizumab require chronic treatment.

Benefits of Our Approach

We believe that, because APL-2 targets C3, it may provide advantages in the control of PNH and possibly modify the disease.

Disease Control

We believe that APL-2 may provide the following benefits:

•

Prevention of blood clot formation. By inhibiting C3, APL-2 prevents the formation of the membrane attack complex and, we believe, thereby may prevent the activation of platelets and intravascular hemolysis, which are the main causes of thrombosis, the leading cause of mortality in PNH.

•

Reduced anemia and transfusion dependency. By inhibiting C3, APL-2 prevents the formation of the membrane attack complex and C3b opsonization. We believe that by preventing these effects, APL-2 may impact both intravascular and extravascular hemolysis and thus reduce anemia and transfusion dependency in patients with PNH.

•

Ease of use. We have formulated APL-2 so that it may be self-administered by PNH patients once per day by subcutaneous injection. We believe that this mode of administration would improve the quality of life of PNH patients. Eculizumab requires outpatient intravenous infusion every two weeks.

Disease Modification

We believe that PNH is an autoimmune disease that might be corrected by complement immunotherapy. We believe that correction of the immune dysfunction in PNH could lead to the reconstitution of the bone marrow with normal stem cells and potentially reduce or obviate the need for chronic treatment.

Clinical Development

We are conducting three clinical trials of APL-2 as part of our PNH program, including two Phase 1 clinical trials in healthy volunteers and a Phase 1b clinical trial in PNH patients being treated with eculizumab. We also plan to commence a Phase 1b clinical trial in the fourth quarter of 2015 of APL-2 in treatment-naïve PNH patients, and a Phase 2 clinical trial in the second half of 2016 in PNH patients being treated with eculizumab. In July 2014, we submitted an investigational new drug application, or IND, to the U.S. Food and Drug Administration, or FDA, for the clinical development of APL-2 for the treatment of PNH. In April 2014, we received orphan drug designation from the FDA for this program.

We have designed these trials to assess whether APL-2 has the potential to control PNH by reducing anemia and transfusion dependency through the reduction of intravascular and extravascular hemolysis, and to correct the immunological dysfunction that underlies PNH. In these trials, we are measuring intravascular hemolysis based on lactate dehydrogenase, or LDH, levels, which are ten times higher than normal in PNH patients. We are also measuring C3b deposition on blood cells as an indicator of extravascular hemolysis. Finally, we are using a specialized assay to measure the immune response against the stem cells of the bone marrow in order to evaluate immune dysfunction changes in patients with PNH following C3 inhibition with APL-2.

Ongoing Phase 1 Clinical Trials—Single and Multiple Ascending Dose in Healthy Volunteers

We are conducting two Phase 1 randomized, double-blind, placebo-controlled clinical trials of APL-2 in healthy volunteers. We are conducting the trials at a single site in Australia to assess the safety, tolerability, pharmacokinetics, or PK, and pharmacodynamics, or PD, of APL-2. We have completed enrollment in the trials, enrolling a total of 51 subjects.

In the Phase 1 single ascending dose trial, APL-2 is administered by subcutaneous injection to healthy volunteers on the first day of the trial and followed by either 29 or 43 days of monitoring depending on dosing level. We enrolled 31 subjects in this trial. These subjects participate in one of six cohorts at doses ranging from 45 mg to 1440 mg. In the Phase 1 multiple ascending dose trial, APL-2 is administered by subcutaneous injection to healthy volunteers daily for 28 consecutive days followed by 56 days of monitoring after last dosing. We enrolled 20 subjects in this trial. These subjects participate in one of four cohorts at doses ranging from 30 mg to 270 mg/day.

As of September 30, 2015, a total of 24 subjects have received single doses of APL-2 at doses up to 1440 mg and 16 subjects have received multiple doses of APL-2 for 28 consecutive days at doses up to 270 mg/day. 11 subjects have received either single or multiple administrations of a placebo in these trials.

We have observed the following in the trials:

•	APL-2 has been well tolerated in both trials with no serious adverse events reported;

•	the pharmacokinetics of APL-2 in humans have been in line with our expectations derived from preclinical data, with little inter-subject variability observed;

•	in the multiple ascending dose trial, we have observed that the plasma concentration of APL-2 increased over time, reaching maximum concentration after the last day of administration on day 28; and

•	in both trials, we have observed a dose-dependent increase in C3 that is indicative of APL-2 binding to C3.

In these trials, we are also assessing inhibition of hemolysis of red blood cells by using ex vivo serum-induced hemolysis. In the multiple ascending dose trial, at a dose level of 180 mg/day of APL-2, reduction of ex vivo serum-induced hemolysis was observed as early as seven days after initiation of treatment, continued for the duration of treatment, and reached a maximum of more than 80% in two of the four subjects and of more than

60% in the other two subjects. The inhibition of hemolysis by eculizumab and ALN-CC5, an RNAi therapeutic targeting C5 being developed by Alnylam Pharmaceuticals, Inc., or Alnylam, has also been evaluated in clinical trials using this type of assay, although hemolytic assays can vary in multiple ways, including the source of the red blood cells used, the blood dilution and the reagent used to activate the complement system. In the eculizumab trials, investigators used 80% or more reduction in hemolysis as a marker of effective complement inhibition. In the trial of ALN-CC5, hemolytic activity was reduced by up to 61%.

We expect to report data from the single ascending dose trial in the fourth quarter of 2015 and from the multiple ascending dose trial in the first quarter of 2016.

Ongoing Phase 1b Clinical Trial

We are conducting a Phase 1b open-label, single and multiple ascending dose clinical trial of APL-2 in conjunction with eculizumab in patients with PNH at multiple clinical sites in the United States. In this clinical trial, doses of APL-2 are administered by subcutaneous injection to PNH patients who are concurrently being treated with eculizumab. We plan to enroll eight PNH patients who will participate in one of four cohorts. Each cohort is composed of two patients who receive a single dose of APL-2 ranging from 25 mg to 200 mg followed by at least 28 days of monitoring. If the single dose is well tolerated during this 28-day period of monitoring, the patient will then receive daily doses of APL-2 for an additional 28 consecutive days at doses ranging from 5 mg/day to 180 mg/day. Subject to the combined safety and efficacy data from our other trials of APL-2, we may expand this trial by adding additional patients to existing cohorts or by adding cohorts at higher doses. The safety monitoring committee for this trial most recently approved a dose escalation to 50 mg in the single dose portion of the trial and to 30 mg/day in the multiple dose portion of the trial.

We are conducting this trial to assess the safety, tolerability, PK and PD of APL-2. We are also assessing trends of preliminary efficacy and disease modification. We are assessing preliminary efficacy through the measurement of hemoglobin, LDH levels as an indication of hemolysis in the bloodstream, and the proportion of mutant stem cells to normal stem cells in the bone marrow as an indication of immune response. As of September 30, 2015, three patients have been enrolled in the trial. APL-2 has been well tolerated in these patients with one serious adverse event reported, which is considered unlikely to be related to administration of APL-2. We expect to report data from this trial in the second half of 2016.

Ongoing Natural History Study

In 2014, we commenced a prospective, natural history study of treatment-naïve PNH patients at multiple sites outside of the United States, and in July 2014, we completed enrollment in the study. We have enrolled 16 treatment-naïve patients in the study. The purpose of this study is to provide general historical data on PNH patients to establish inclusion and exclusion criteria for, and increase the statistical power of, future clinical trials. Patients in this study are not being treated with eculizumab and might become patients in future clinical trials with APL-2.

Planned Phase 1b Clinical Trial

We plan to initiate a Phase 1b open-label clinical trial of APL-2 in treatment-naïve patients with PNH at multiple clinical sites outside of the United States in the fourth quarter of 2015. In this clinical trial, doses of APL-2 will be administered by subcutaneous injection for up to 84 consecutive days. We plan to enroll two cohorts of PNH patients in the trial with approximately three patients in each cohort. We expect that the doses to be tested will be 180 mg/day for the first cohort and 270 mg/day for the second cohort.

We plan to assess the safety, PK, PD and preliminary efficacy of repeated doses of APL-2 in this trial. We expect to assess preliminary efficacy using measures similar to those in the ongoing Phase 1b trial. We expect to report data from this trial in the first half of 2016.

Planned Phase 2 Clinical Trial

We expect to initiate a Phase 2 clinical trial of APL-2 comparing APL-2 to eculizumab in patients with PNH in the second half of 2016. We plan to design the trial based on the clinical trial results from our ongoing and planned Phase 1b clinical trials and discussions with regulatory authorities. However, we expect that the trial will be a dose ranging trial designed to assess safety, tolerability and PK, as well as preliminary efficacy using measures similar to those in the ongoing Phase 1b trial. We also expect that the trial will be designed to provide for a period of co-treatment with APL-2 and eculizumab to address the need for a safe transition from treatment with eculizumab to treatment with APL-2 alone.

If we see evidence of a therapeutic effect in the Phase 1b trials, we intend to meet with regulatory authorities prior to initiating the Phase 2 trial to discuss the possibility of an expedited clinical development and regulatory pathway for our PNH program.

Preclinical Studies

We have conducted numerous preclinical studies of APL-2 in animals and in laboratory samples to assess the safety of APL-2, including repeat-dose subcutaneous and intravenous toxicity studies of APL-2 in rabbits and monkeys. In these studies, there were no significant macroscopically observable or clinical pathology drug-related changes in either species at any of the doses tested. Similarly, there was no evidence of a potential for adverse effects on myocardial conduction, cardiovascular and respiratory systems in either species and no genotoxicity potential was observed. In addition, no signs of infection were observed in any of the studies that we conducted. The main toxicity observed at the highest doses tested was microscopic kidney damage, likely resulting from accumulation of APL-2 in the kidney, which is one of the organs we believe to be responsible for its clearance from the body.

While there is no animal model of PNH, APL-2 inhibited both hemolysis of red blood cells by the membrane attack complex and C3b deposition on the surface of these cells in preclinical studies that we conducted ex vivo on blood samples from PNH patients.

Refractory Myasthenia Gravis

Myasthenia gravis is a chronic autoimmune disorder that affects the connection between nerve and muscle, which is called the neuromuscular junction. Myasthenia gravis causes weakness in muscles that control the eyes, face, neck and limbs. Symptoms include partial paralysis of eye movements, blurred or double vision, as well as weakness and fatigue in the neck and jaw, resulting in problems in chewing, swallowing, speech and breathing. According to the Myasthenia Gravis Foundation of America, approximately 36,000 to 60,000 people in the United States are estimated to suffer from myasthenia gravis. Pyridostigmine, an inhibitor of the enzyme cholinesterase which is marketed as Mestinon by Valeant Pharmaceuticals, is the only drug approved by the FDA for the treatment of myasthenia gravis. In addition, other existing drugs and interventions such as immunosuppressive agents including rituximab and cyclophosphamide, and thymectomy, a surgical procedure to remove the thymus, are used to manage the disease so that most myasthenia gravis patients are able to live productive lives with few or no symptoms. However, a subset of patients does not respond completely to existing drugs and interventions and continues to suffer from severe symptoms. These patients are referred to as having refractory myasthenia gravis. Based on a report published in a peer-reviewed journal, we believe that refractory myasthenia gravis represents 10% of all cases of myasthenia gravis in the United States.

We plan to initiate a Phase 2 clinical trial of APL-2 in patients with refractory myasthenia gravis in the second half of 2016.

Neuromyelitis Optica

Neuromyelitis optica is an autoimmune disorder in which immune system cells and antibodies primarily attack the optic nerves and the spinal cord, causing pain, vision loss, weakness or paralysis in the legs or arms, loss of sensation, and problems with bladder and bowel function. Based on an article in a peer-reviewed journal, we believe that approximately 4,000 people in the United States have neuromyelitis optica. There are no FDA-approved drugs to treat neuromyelitis optica, but a number of therapies are commonly used to treat attacks of neuromyelitis optica when they occur, to reduce symptoms, and to prevent relapses. These therapies include steroids and immunosuppresive agents such as mycophenolate mofetil, rituximab and azathioprine. Plasma exchange, a technique that separates antibodies out of the blood stream, is used to treat patients who are unresponsive to steroid therapy.

We plan to initiate a Phase 2 clinical trial of APL-2 in patients with neuromyelitis optica in the second half of 2016.

Chronic Kidney Rejection

Chronic kidney rejection is the most prevalent cause of long-term kidney transplant failure. Approximately 17,000 kidney transplants take place in the United States every year. The National Kidney Foundation estimates that 7% of these kidney transplants fail within the first year, 17% fail within three years and 46% fail within ten years. Transplant recipients frequently develop antibodies against the transplanted organ, and antibody-mediated immune rejection is the major cause of chronic kidney transplant failure. Because complement activation plays a significant role in chronic rejection of transplants, we believe that C3 inhibition might reduce damage to the transplanted organs and possibly correct the underlying immune dysfunction.

We plan to initiate a Phase 2 clinical trial in the second half of 2016 to assess the efficacy of APL-2 in halting the progression of chronic kidney rejection.

APL-2 (Intravitreal)

Age-Related Macular Degeneration

Background

AMD is a disorder of the central portion of the retina in the eye, known as the macula, which is responsible for central vision and color perception. AMD affects vision in one or both eyes and results in progressive and chronic degeneration of the macula, often resulting in irreversible vision loss. AMD is a disease of aging, typically occurring after the age of 50. In the early stage of the disease, yellow deposits called drusen appear under the retina. Over time, the disease can progress to an intermediate stage where drusen deposits grow larger and other changes reflective of disease progression appear. Patients with intermediate AMD are at risk of progressing to GA or wet AMD. In contrast to intermediate AMD, these advanced forms are associated with progressive and often severe vision loss. GA is characterized by a degenerative process resulting in the progressive loss of retinal cells, which over the course of several years results in blindness. Wet AMD is characterized by the same degenerative process as GA, but is further complicated by the rapid abnormal growth of blood vessels into the retina. If left untreated, wet AMD rapidly progresses to severe vision loss.

According to the American Society of Retina Specialists, approximately 15 million people in the United States have some form of AMD. Based on published studies, we believe that at least one million of these people have GA and 7.3 million of these people have intermediate AMD.

While the pathological mechanism of AMD is not fully understood, uncontrolled and excessive complement activation in AMD has been observed in numerous studies. Markers of complement activation have been found in drusen and multiple tissues of the retina of patients with AMD. In addition, multiple mutations in the genes associated with the complement pathway have been linked with the incidence of all forms of AMD. Related studies looking at the functional impact of these mutations on complement activation confirm the role of uncontrolled and excessive complement activation in the disease process. Furthermore, antibodies against retina-specific phospholipids, which are indicative of immune dysfunction, have been found in patients with AMD and have been correlated with disease severity.

Current Therapies and Their Limitations

While therapies like Avastin, Lucentis and Eylea are approved for the treatment of patients with wet AMD, there are no therapies approved to treat GA or intermediate AMD. Avastin, Lucentis and Eylea act by inhibiting vascular endothelial growth factor, or VEGF, a naturally occuring protein in the body that causes the growth of abnormal blood vessels in the eye. The only drug candidate to have shown efficacy against GA in clinical trials is Roche’s complement factor D inhibitor, lampalizumab. In the Phase 2 clinical trial of lampalizumab that was completed by Roche in 2013, lampalizumab reduced the rate of retinal cell death by 44% in patients who carried a particular biomarker, but was not effective in patients without this biomarker. This particular biomarker is a variant of complement factor I, which is a protein in the complement system that regulates complement activation. Of the patients in the trial, 43% did not carry this biomarker.

Benefits of Our Approach

We believe that, because APL-2 targets C3, it may provide advantages in the control of GA and intermediate AMD and possibly modify these diseases.

Disease Control

We believe that APL-2 may provide the following benefits:

•

Prevention or reduction of the rate of retinal cell death progression. By inhibiting C3, we believe APL-2 may mitigate or prevent retinal cell death in GA as well as the progression from intermediate AMD to GA or wet AMD.

•

Application to a broad patient population. APL-2 is designed to inhibit all three principal complement activation pathways. Accordingly, we believe that APL-2 could potentially reduce retinal cell death rates in all patients, regardless of genetic biomarkers, such as the presence or absence of complement factor I. In addition, we believe that if APL-2 is able to prevent progression from intermediate to advanced forms of AMD, APL-2 could reduce the number of newly diagnosed patients with GA and wet AMD in the future.

•	Local administration. We believe that by administering APL-2 by intravitreal injections and thereby inhibiting C3 locally, we may minimize the likelihood of systemic adverse events.

•

Reduced frequency of injections. We believe that the long half-life of APL-2 may allow us to administer APL-2 in the eye less frequently than every month, currently the standard frequency of intravitreal treatments in AMD and the dosing schedule for lampalizumab.

Disease Modification

We believe that GA and intermediate AMD are autoimmune diseases that might be corrected by complement immunotherapy. We believe that correction of the immune dysfunction in the back of the eye with C3 inhibition might reduce or obviate the need for chronic treatment in patients with GA, or avoid progression of intermediate AMD to GA and wet AMD.

Clinical Development

We are conducting a Phase 1 clinical trial of APL-2 in patients with wet AMD and a Phase 2 clinical trial of APL-2 in patients with GA, and plan to initiate a Phase 2 clinical trial of APL-2 in patients with intermediate AMD. In November 2014, we submitted an IND to the FDA for the clinical development of APL-2 for the treatment of AMD.

Ongoing Phase 1 Clinical Trial

We are conducting a Phase 1 open label, single ascending dose clinical trial of APL-2 administered by intravitreal injection in patients with wet AMD that are currently receiving anti-VEGF therapy. We are conducting the trial at multiple clinical sites both within and outside the United States to assess safety, tolerability and PK of APL-2. In this trial, patients receive a single dose of APL-2 by intravitreal injection followed by 113 days of monitoring. We originally planned to enroll nine patients in the trial, in three cohorts of three patients each, at doses of 5 mg, 10 mg and 20 mg of APL-2. In August 2015, after completing enrollment of all three cohorts, we expanded the third cohort from three to 12 patients, for a total of 18 patients in this trial. APL-2 has been well tolerated by the first 12 patients in the trial, and no serious adverse events have been reported.

We expect to report data from this trial in the first half of 2016.

Ongoing Phase 2 Clinical Trial in GA

In the third quarter of 2015, we initiated a Phase 2 multicenter, randomized, single-masked, sham-controlled clinical trial of APL-2 in patients with GA at approximately 40 clinical sites, primarily located in the United States. Our design for this trial is informed by the Phase 2 clinical trial of lampalizumab. We have commenced enrollment in this trial and plan to enroll approximately 240 patients in the trial. Patients will be randomized in a 2:2:1:1 manner to receive APL-2 monthly, APL-2 every other month, sham injection monthly or sham injection every other month. Patients in the APL-2 arms will receive a dose of 15 mg of APL-2, injected into the vitreous humor in a 0.1 cc volume, monthly or every other month for 12 months followed by six months of monitoring after the end of treatment. In the sham-injection cohorts, patients will receive a simulated injection.

We are conducting this trial to assess the safety, tolerability, PK and evidence of activity of multiple intravitreal injections of APL-2 in patients with GA in at least one eye. The primary efficacy endpoint will be change in GA lesion size from baseline to month 12. This trial is designed to detect a reduction of at least 30% in lesion size growth between the APL-2 arms and the sham-controlled arms from baseline to month 12. The primary safety endpoint will be the number and severity of local and systemic treatment emergent adverse events.

We expect to report data from this trial in 2017.

Planned Phase 2 Clinical Trial in Intermediate AMD

We plan to initiate a Phase 2, multicenter, randomized, single-masked, sham-controlled clinical trial of APL-2 in patients with intermediate AMD at approximately 40 to 50 clinical sites, both within and outside the United States. We are currently finalizing the design of this trial and plan to assess safety, tolerability, PK, rate of drusen growth, and evidence of activity of multiple intravitreal injections of APL-2 in patients with intermediate AMD in the trial period. We specifically intend to assess whether APL-2 can forestall the progression from intermediate AMD to GA or wet AMD. In addition, we plan to use a specialized assay to measure the immune response against the retina in order to evaluate changes in immune dysfunction following local C3 inhibition with APL-2.

We expect to initiate this trial in mid-2016 and to report data from this trial in 2018.

Preclinical Studies

We have conducted preclinical studies in monkeys to assess the safety of APL-2 when injected intravitreally. The results of the analyses of the relationship between toxicity and vitreal and serum concentrations of APL-2 in the monkeys indicated that there was little accumulation of the drug inside the vitreous humor or the serum over multiple injections. In addition, a full toxicological review, including histopathological examinations of both eyes and of approximately 50 additional tissues from each monkey revealed no evidence of APL-2-mediated changes at any of the doses tested.

Clinical Trials of APL-1

Potentia and its collaborator, Alcon, Inc., previously conducted clinical trials of APL-1 for the treatment of GA. However, in these trials, monthly injections of APL-1 at doses that were deemed therapeutically relevant resulted in the accumulation of drug in the eyes of patients over time. As a result, development of APL-1 for this indication was suspended. APL-2 was designed with improved solubility so as to avoid this accumulation of drug.

APL-1 (Inhaled)

Chronic Obstructive Pulmonary Disease

Background

COPD is a progressive disorder of the lungs that develops over many years and is characterized by lung tissue destruction and obstruction of airflow from the lungs. COPD is the third leading cause of death in the United States. There are two major forms of COPD—chronic bronchitis and emphysema. Chronic bronchitis is associated principally with cough and sputum production accompanied by wheezing that is caused by inflammation and narrowing of the airways. Emphysema is associated principally with breathlessness and wheezing, reflecting the breakdown of lung tissue. COPD is classified into four stages of disease: mild, moderate, severe or very severe. The World Health Organization estimates that 65 million people worldwide have moderate to severe COPD. Of these people, 15 million are estimated to reside in the United States according to the U.S. Centers for Disease Control and Prevention. Based on a prevalence study published in a peer-reviewed journal, we estimate that 165,000, or 1.1%, of those patients have severe to very severe COPD. According to the COPD Foundation, in 2010 COPD resulted in approximately $49.9 billion in direct and indirect costs to the U.S. healthcare system.

The advanced stages of COPD are characterized by more frequent episodes of sudden and temporary worsening of symptoms, called exacerbations. Patients experience a median of two exacerbations annually. Exacerbations frequently require hospitalization and are strongly correlated with hospital re-admissions, costs to the health care system and patient mortality. Exacerbation reduction is therefore an important goal in the treatment of COPD. Another important goal is the control of lung function loss caused by inflammation and tissue injury.

We believe that the chronic inflammation associated with COPD is at least in part driven by the complement system. Increased levels of C3a and C5a and increased inflammatory and immune markers that are influenced by complement activation have been found to be present in the sputum of patients with COPD.

Current Therapies and Their Limitations

Treatment guidelines from the Global Initiative for Chronic Obstructive Lung Disease recommend short-acting bronchodilators on an as-needed basis for the relief of persistent or worsening COPD symptoms at any stage of the disease and the use of one or more long-acting bronchodilators and pulmonary rehabilitation for moderate, severe and very severe disease. In addition, inhaled glucocorticoids are recommended to reduce exacerbations in patients with severe and very severe COPD. Inhalation is the preferred route of administration of all drug therapies for COPD in order to minimize potential systemic side effects.

COPD represents a significant unmet need. Current therapies do not effectively control or modify COPD and are mostly limited to symptomatic treatments to reduce inflammation and improve air flow. Although drugs are being developed for potentially novel therapeutic targets in COPD, these drugs are in the early stages of development.

Benefits of Our Approach

We believe that because APL-1 targets C3, it may provide advantages in the control of COPD, and possibly modify the disease.

Disease Control

We believe that APL-1 may provide the following benefits:

•

Improvement in lung function and reduction of tissue destruction and COPD exacerbations. Patients with COPD suffer from chronic inflammation in the lungs. By inhibiting C3, we believe that APL-1 may reduce the inflammation associated with lung function decline, tissue destruction and exacerbations in patients with COPD.

•	Local administration to the lungs. We believe that by administering APL-1 by inhalation and therefore inhibiting C3 locally, we may minimize the likelihood of systemic adverse events.

•

Ease of administration. APL-1 is administered by nebulization to patients, which is a common route of administration that patients can easily learn. In the future, we may also develop other inhaled formulations of APL-1.

•

Reduction in hospitalizations and hospital readmissions. By controlling and possibly modifying the disease process, we believe that APL-1 may reduce the high hospitalization rate that characterizes COPD.

Disease Modification

We believe that COPD is an autoimmune disease that might be corrected by complement immunotherapy. We believe that correction of the immune dysfunction in COPD with C3 inhibition might make it possible to treat COPD patients with APL-1 for only short periods of time to mitigate or halt progression of the disease and to establish meaningful symptom-free periods without the need for additional therapeutic interventions.

Clinical Development

We conducted a Phase 1 clinical trial of APL-1 in healthy volunteers and plan to initiate a Phase 1b clinical trial of APL-1 in patients with COPD.

Phase 1 Clinical Trial—Healthy Volunteers

In the third quarter of 2014, we initiated a Phase 1 open-label, randomized, placebo-controlled, single and multiple ascending dose clinical trial of a daily nebulized formulation of APL-1 in healthy volunteers at a single site in the United Kingdom. We designed the trial to assess the safety, tolerability and PK of single and multiple inhaled doses of APL-1 in healthy volunteers.

In the single ascending dose part of the trial, we enrolled 16 subjects in four cohorts of four subjects each. These subjects were administered a single dose of APL-1 at doses ranging from 20 mg to 350 mg and monitored for 14 days after treatment. In this part of the trial, APL-1 was well tolerated and no serious adverse events were reported.

We enrolled four subjects in the first cohort of the multiple ascending dose part of the trial. These subjects were to receive 14 consecutive days of treatment with a 60 mg/day dose of APL-1. However, following nine days of treatment with the 60 mg/day dose of APL-1, one subject developed signs and symptoms consistent with a potential bacterial infection that was considered to be possibly related to the pharmacology of APL-1 and was reported to the health authorities in the United Kingdom as an unexpected serious adverse event. As a result, we paused the trial and subsequently amended the protocol to reduce the dose for the first cohort to 30 mg/day and to include additional safety monitoring. After the trial was resumed, another subject developed signs and symptoms consistent with a potential bacterial infection that was considered to be possibly related to the pharmacology of APL-1 after 10 days of treatment at the 30 mg/day dose. We terminated the trial and reported this second potential infection as a serious adverse event to the health authorities.

Both subjects responded within hours to first-line antibiotic treatment, which is indicative of bacterial pathogenesis. In this trial, subjects were closely monitored for signs of infections and, like patients receiving eculizumab, were vaccinated against Neisseria meningitidis. While the bacterial cultures all returned negative, we believe that Haemophilus influenzae or Streptococcus pneumoniae might have been implicated in the episodes of fever that were observed because C3 deficient individuals are known to be at increased risk of infection with Neisseria meningitidis, Haemophilus influenzae and Streptococcus pneumoniae. Consequently, in future trials, we plan to vaccinate subjects against all three pathogens and will consider the use of prophylactic antibiotics.

Next Steps

We intend to initiate a Phase 1b trial in patients with COPD under broader vaccine coverage in the second half of 2016. We are currently finalizing the design of the trial, but expect that we will enroll 15 patients and assess safety and tolerability in the trial. We also plan to use a specialized assay in this trial to measure the immune response in the lungs in patients with COPD in order to evaluate immune dysfunction changes in these patients following C3 inhibition with APL-1. Prior to commencing the trial, we will need to submit the safety data and the proposed trial design to the relevant regulatory authority, institutional review board, or IRB, or ethics committee, as applicable, for approval. We expect to report data from this trial in the first half of 2017. We expect that, for future trials, we may discuss with regulatory authorities the use of hospital admission rates as an endpoint. We also may evaluate whether the therapeutic benefit of two-week dosing continues after cessation of treatment.

Preclinical Studies

We have conducted numerous preclinical studies to assess the safety of nebulized APL-1 in dogs and monkeys. In these studies, no significant drug-related toxicities were observed at any of the doses tested. In addition to safety studies, we have also conducted a preclinical study comparing the pharmacological effect of APL-1 to corticosteroids in an animal model of asthma. In that study, we observed that APL-1 had a pharmacological effect on controlling inflammation in the lungs of non-human primates, both during 14-day treatment and four weeks after cessation of treatment.

Idiopathic Pulmonary Fibrosis

Idiopathic pulmonary fibrosis is a rare autoimmune disorder that causes scar tissue to build up in the lungs, hindering oxygen transport into the bloodstream. This progressive fibrosis is responsible for a decrease in lung function, respiratory symptoms, exercise limitation, poor quality of life, and ultimately death. Most affected individuals survive three to five years after their diagnosis. However, the course of disease is highly variable. Some affected individuals become seriously ill within a few months, while others may live with the disease for a decade or longer. Based on a study published in a peer-reviewed journal, we believe that an estimated 89,000 persons aged 18 years and older have idiopathic pulmonary fibrosis in the United States. Pirfenidone, which is marketed as Esbriet by Roche, and nintedanib, which is marketed as Ofev by Boehringer Ingelheim Pharmaceuticals, are the only two FDA-approved drugs for idiopathic pulmonary fibrosis. Both drugs reduce idiopathic pulmonary fibrosis progression and lung function decline by blocking multiple pathways that may be involved in pulmonary scarring. The estimated cost of treatment of idiopathic pulmonary fibrosis with Esbriet is approximately $94,000 a year per patient in the United States. Other treatments include oxygen therapy, pulmonary rehabilitation and lung transplantation.

We plan to initiate a Phase 2 clinical trial of APL-1 in patients with idiopathic pulmonary fibrosis in the second half of 2016.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We seek to protect our proprietary position in a variety of ways, including by pursuing patent protection in certain jurisdictions where it is available. For example, we file U.S. and certain foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We have developed our lead product candidates, which are analogs of the cyclic peptide compstatin, based on technology that we have exclusively licensed from the Trustees of the University of Pennsylvania, or UPenn, including a license agreement with UPenn that was assigned to us in connection with our acquisition of the assets of Potentia in September 2015. The intellectual property in-licensed under our two license agreements with UPenn includes four U.S. patents and three pending U.S. patent applications (two of which have been allowed), including original filings, continuations and divisional applications, and numerous foreign counterparts, with claims granted or pending in Europe, Japan and elsewhere. These licensed patent rights include issued patents with claims that recite a class of compounds generically covering both of our lead product candidates, APL-2 and APL-1, and also that specifically recite APL-1. These patents have terms that extend to 2026.

In addition to the intellectual property licensed from UPenn, as of September 30, 2015, we own a total of five U.S. patents and 14 pending U.S. patent applications, including original filings, continuations and divisional applications, as well as numerous foreign counterparts of many of these patents and patent applications. Our patent applications include families of US and foreign applications relating, for example, to certain compstatin analogs with a prolonged in vivo half-life, including APL-2, and/or to methods of treatment and dosing regimens for treating particular complement-mediated disorders. Patents issuing from these applications would expire in 2031 or 2032. The filings also include an issued U.S. patent with claims that recite methods of treating inflammatory conditions of the respiratory system, including COPD, by administration of APL-1 to the respiratory tract and a granted European patent with claims to APL-1 for use in treating inflammatory conditions of the respiratory system, including COPD, by direct administration to the respiratory tract; these patents have terms that extend into 2028. Finally, the filings include certain U.S. and foreign patents and patent applications relating to methods of treating eye disorders associated with complement activation, which we acquired in the acquisition of Potentia’s assets. These acquired Potentia patent rights include issued U.S. patents with claims to methods of treating AMD by administration of compstatin analogs and have terms that extend into 2026.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended.

Similar provisions are available in the European Union and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product candidates, including APL-2 and APL-1, receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. Expiration dates referred to above are without regard to potential patent term adjustment or extension or other market exclusivity that may be available to us.

We granted rights to use our intellectual property to manage our Phase 1 and 2 clinical trials in Australia and exclusive rights to distribute our product within Australia, South Korea, Singapore, Indonesia, Malaysia, the Philippines, Thailand, Vietnam and New Zealand to our wholly-owned subsidiary, Apellis Australia Pty Ltd.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Patent License Agreement with The Trustees of the University of Pennsylvania (Non-ophthalmic Fields of Use)

In March 2008, Apellis AG entered into an agreement with UPenn for an exclusive worldwide license, under specified patent rights controlled by UPenn, to develop and commercialize products covered by the licensed patent rights for all fields except the treatment of ophthalmic indications. This license was assigned to us in 2010 in connection with our acquisition of Apellis AG, and we have the right to grant sublicenses under this license.

The patent rights licensed to us by UPenn include patents with claims that recite a class of compounds generically covering both of our lead compounds, APL-2 and APL-1, the complement inhibitors we are developing for the treatment of PNH and COPD, respectively, and also specifically recite APL-1.

In exchange for the rights licensed from UPenn, Apellis AG transferred to UPenn shares of Potentia common stock that it had purchased from Potentia with a $250,000 promissory note in 2008. In 2010, Apellis AG assigned its UPenn license to us together with the promissory note. We repaid the promissory note in full in 2013.

Under the license agreement, we are obligated to make a $100,000 annual license maintenance payment to UPenn until the first commercial sale of a licensed product, some of which may become creditable against milestone payments under specified circumstances. We may also become obligated to make payments to UPenn aggregating up to $1,650,000 based on achieving specified development and regulatory approval milestones and up to $2,500,000 based on achieving specified annual sales milestones with respect to each of the first two licensed products, and to pay low single-digit royalties to UPenn based on net sales of each licensed product by us and our affiliates and sublicensees and specified minimum quarterly royalty thresholds. In addition, we are obligated to pay UPenn a specified portion of income we receive from sublicensees.

Our royalty obligation with respect to each licensed product in a country extends until the later of the expiration of the last-to-expire patent licensed from UPenn covering the licensed product in the country or the expiration of a specified number of years after the first commercial sale of the licensed product in the country.

The agreement obligates us to use commercially reasonable efforts to develop licensed products in accordance with a development plan, which we update annually, and a development milestone timetable specified in the agreement and to use commercially reasonable efforts to commercialize licensed products.

UPenn has the right to terminate the agreement if we breach the agreement and fail to cure our breach within specified cure periods or in the event of specified bankruptcy, insolvency and liquidation events. We have the right to terminate the agreement for our convenience at any time on 60 days’ notice to UPenn.

Amended and Restated Patent License Agreement with The Trustees of the University of Pennsylvania (Ophthalmic Field of Use)

At the same time that it entered into the agreement with Apellis AG, UPenn licensed rights to the same portfolio of cases to Potentia, to develop and commercialize products covered by the licensed patent rights for the treatment of ophthalmic indications. In September 2015, Potentia assigned the license agreement between Potentia and UPenn to us in connection with our acquisition of the assets of Potentia pursuant to an asset purchase agreement with Potentia.

Upon Potentia’s assignment of the license to us, we became the licensee and are obligated to make a $100,000 annual license maintenance payment to UPenn until the first commercial sale of a licensed product. We also became obligated to make payments to UPenn aggregating up to $3,200,000 based on achieving specified development and regulatory approval milestones and up to $5,000,000 based on achieving specified annual sales milestones with respect to each licensed product, and to pay low single-digit royalties to UPenn based on net sales of each licensed product by us and our affiliates and sublicensees and specified minimum quarterly royalty thresholds. In addition, we are obligated to pay UPenn a specified portion of income we receive from sublicensees.

Our royalty obligation with respect to each licensed product in a country will extend until the later of the expiration of the last-to-expire patent licensed from UPenn covering the licensed product in the country or the expiration of a specified number of years after the first commercial sale of the licensed product in the country.

We have the right to grant sublicenses under the license.

We also are obligated to use commercially reasonable efforts to develop licensed products in accordance with a development plan, which we will update annually, and a development milestone timetable specified in the agreement and to use commercially reasonable efforts to commercialize licensed products.

UPenn has the right to terminate the agreement if we breach the agreement and fail to cure our breach within specified cure periods or in the event of specified bankruptcy, insolvency and liquidation events. We have the right to terminate the agreement for our convenience at any time on 60 days’ notice to UPenn.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

There are a number of currently marketed products and product candidates in preclinical research and clinical development by third parties to treat the various diseases that we are targeting. In general, these products and product candidates can be categorized based on their proposed mechanisms of action. The mechanisms of action for these product candidates include inflammation suppression by agents such as complement inhibitors and corticosteroids, as well as immune modulators, visual cycle modulators, anti-amyloid agents, antioxidants, neuroprotectants, cell and gene therapies and vascular and interstitial tissue remodeling agents.

If our lead product candidates are approved for the indications for which we are currently undertaking clinical trials, they will compete with the products and product candidates discussed below.

PNH.    The principal competitor for our program in PNH is eculizumab, a C5 complement inhibitor, which is marketed as Soliris by Alexion and is the only drug approved for the treatment of PNH. In addition, we are aware that there are a number of other companies that are actively developing product candidates for the treatment of PNH, including the following:

•	a product candidate directed at C3 complement inhibition that is currently in preclinical development by Amyndas Pharmaceuticals SA;

•

product candidates directed at C5 complement inhibition such as ALN-CC5, an RNAi therapeutic targeting C5 being developed by Alnylam that is in early clinical trials, Coversin, a small protein inhibitor of C5 being developed by Volution Immuno Pharmaceuticals (VIP) Ltd. that is in early clinical trials, and Ra101348, a cyclic peptide inhibitor of C5 that is currently in preclinical development by Ra Pharmaceuticals, Inc.; and

•

other product candidates directed at other mechanisms of complement inhibition such as TNT009, an antibody against C1s, being developed by True North Therapeutics, Inc. in early clinical trials, NM-9405, an anti-properdin antibody in preclinical development by NovelMed Therapeutics, Inc., and ACH-4471 (previously ACH-CFDIS), an orally available small molecule inhibitor of complement factor D, that is currently in preclinical development by Achillion Pharmaceuticals, Inc.

AMD.    There are currently no approved treatments for GA or intermediate AMD. We are aware that there are a number of companies that are actively developing product candidates for the treatment of GA, including the following product candidates that are in clinical development: lampalizumab, a factor D complement inhibitor for the treatment of GA being developed by Roche that is in Phase 3 clinical trials; LFG316, an anti-C5 monoclonal antibody being developed by Novartis AG that is in Phase 2 clinical trials; Zimura, a C5 inhibitor being developed by Ophthotech Corporation that is entering Phase 2/3 clinical trials; and other product candidates that do not target the complement system that are in Phase 2 or Phase 3 clinical trials, including compounds being developed by Acucela Inc., Allergan PLC, GlaxoSmithKline PLC and Novartis AG. There are no currently available treatments for intermediate AMD.

COPD.    We believe that current therapies do not effectively control or modify COPD and are limited to symptomatic treatments to reduce inflammation and improve air flow. However, there is intense competition among many major pharmaceutical companies that are currently marketing and selling therapies to treat the symptoms of COPD, including short- and long-acting bronchodilators, anti-inflammatories and combination therapies. These include GlaxoSmithKline PLC and Theravance Inc., which are marketing Breo, an inhaled treatment that includes a corticosteroid, fluticasone furoate, and a long-acting beta-agonist, vilanterol; GlaxoSmithKline PLC, which is also marketing both Advair, a drug that contains the steroid fluticasone propionate and the long-acting beta-agonist salmeterol, and Anoro Ellipta, a once daily, combination long-acting bronchodilator; AstraZeneca Plc, which is marketing Symbicort, an inhaled combination of the corticosteroid budesonide, and the long-acting beta-agonist formoterol; Boehringer Ingelheim GmbH and Pfizer Inc., which are marketing Spiriva, an inhaled anticholinergic bronchodilator; and Novartis AG which is marketing Ultibro Breezhaler, a once-daily dual bronchodilator approved in the European Union. There are also a number of other drugs in development that seek to control or modify COPD, including losmapimod and danirixin, both of which are being developed by GlaxoSmithKline PLC and are currently in Phase 2 clinical trials.

Sales and Marketing

We hold worldwide commercialization rights to all of our product candidates. We plan to build focused capabilities to commercialize development programs for certain indications where we believe that the medical specialists for the indications are sufficiently concentrated to allow us to effectively promote the product with a targeted sales team. In other indications, we plan to seek to enter into collaborations that we believe may contribute to our ability to advance development and ultimately commercialize our product candidates. We also intend to seek to enter into collaborations where we believe that realizing the full commercial value of our development programs will require access to broader geographic markets or the pursuit of broader patient populations or indications.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. Although we intend to rely on third-party contract manufacturers to produce our products, we have recruited personnel with experience to manage the third-party contract manufacturers producing our product candidates and other product candidates or products that we may develop in the future.

The process for manufacturing our product candidates consists of chemical synthesis, purification using liquid chromatography, and freeze drying into solid form. Each of these steps involves a relatively routine chemical engineering process. The chemical synthesis process is similar to small molecule manufacturing. We expect the costs associated with manufacturing drug substance for our product candidates may be comparable to the current manufacturing costs for other similarly sized peptide-based components.

We currently engage two third-party manufacturers to provide clinical supplies of APL-2 and APL-1 and a different, single third-party manufacturer to provide fill-finish services for APL-2.

Government Regulation and Product Approvals

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The failure to comply with applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an independent IRB representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA can place an IND on clinical hold at any point in development, and depending upon the scope of the hold, clinical trial(s) may not restart until resolution of the outstanding concerns to the FDA’s satisfaction.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct a continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1.    The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage. Phase 1b trials are conducted in patients with the target disease and have endpoints that permit an initial determination of proof of concept for activity of the drug.

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Phase 2.    The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Phase 2b trials are dose range finding trials with efficacy endpoints that may, under certain circumstances, qualify as pivotal trials supportive of NDA approval.

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Phase 3.    The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.1 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,000 per establishment. These fees are typically increased annually.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug...”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or NCE, is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product. The FDA typically makes decisions about awards of data exclusivity shortly before a product is approved.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the ANDA applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Safety and Innovation Act, or the FDASIA, in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Europe / Rest of World Regulation

In addition to regulations in the United States, a manufacturer is subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products, if approved. Even if a manufacturer obtains FDA approval of a product, it must still obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a clinical trial application must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country’s requirements, clinical trial development may proceed. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, a manufacturer must submit a marketing authorization application. For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are to be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. Additionally, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for our product candidates will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted regulatory approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willingly executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or collectively the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Healthcare Reform

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, government control and other changes to the healthcare system in the United States.

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the PPACA, which, among other things, includes changes to the coverage and payment for drug products under government health care programs. Among the provisions of the PPACA of importance to our potential drug candidates are:

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an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Scientific Advisory Boards

We have recently formed three scientific advisory boards in the areas of PNH, AMD and pulmonology. Each advisory board is comprised of physicians and scientists recognized as authorities in the areas of hematology, ophthalmology and pulmonology, respectively. We expect that each advisory board will meet approximately three times each year and provide scientific and clinical insights and strategic guidance to us as we continue to advance our product candidates through research and development.

Legal Proceedings

We are not currently subject to any material legal proceedings.

Facilities

Our facilities consist of office space of approximately 7,125 square feet in Crestwood, Kentucky under a lease that expires in 2018.

Employees

As of September 30, 2015, we had 11 full-time or part-time employees, including three employees with M.D./Ph.D. degrees and two employees with Ph.D. degrees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider the relationship with our employees to be good.

MANAGEMENT

The following table sets forth the name, age as of September 30, 2015 and position of each of our executive officers and directors.

Name	Age	Position
Cedric Francois, M.D., Ph.D.	43	President, Chief Executive Officer and Director
Pascal Deschatelets, Ph.D.	45	Chief Operating Officer
Federico Grossi, M.D., Ph.D.	41	Vice President of Clinical Development
Daniel Geffken	58	Interim Chief Financial Officer
Nicole Perry	51	Vice President of Finance
David Watson	42	General Counsel, Vice President of Corporate Development
Gerald Chan, Ph.D. (3)	64	Chairman of the Board of Directors
Sinclair Dunlop (1),(3)	43	Director
Alec Machiels (1),(2)	43	Director
Stephanie Monaghan O’Brien (1),(2)	57	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Cedric Francois, M.D., Ph.D., is a co-founder of our company and has served as a member of our board of directors and as our President and Chief Executive Officer since September 2009. Prior to co-founding our company, Dr. Francois co-founded Potentia Pharmaceuticals, Inc., or Potentia, a private biotechnology company, the assets of which we purchased in September 2015. Dr. Francois has served as President and Chief Executive Officer at Potentia since 2001 and has served as a director of Potentia since 2003. Dr. Francois received his M.D. from the University of Leuven in Belgium and his Ph.D. in physiology from the University of Louisville. Following postgraduate training in pediatric and transplant surgery, Dr. Francois was a member of the research team that performed the first successful hand transplantation and of the Louisville Face Transplant Team, whose work supported hand transplantation in Lyon, France in 2005. We believe that Dr. Francois is qualified to serve on our board of directors because of his expertise and extensive leadership experience in immunology and immune system-mediated disease and his extensive knowledge of our company based on his role as co-founder and Chief Executive Officer.

Pascal Deschatelets, Ph.D., is a co-founder of our company and has served as our Chief Operating Officer since September 2009. Dr. Deschatelets also co-founded Potentia and has served as its Chief Operating Officer since 2001. Dr. Deschatelets received his Ph.D. in organic chemistry from the University of Montreal and his post-doctoral training in the laboratory of Dr. George Whitesides at Harvard University.

Federico Grossi M.D., Ph.D., has served as our Vice President of Clinical Development since October 2014, having previously served as our Clinical Research Director from April 2010 to June 2012. Dr. Grossi served as Executive Vice President of Potentia from October 2013 to September 2014, and as Clinical Research Director of Potentia from 2006 to April 2010. From June 2012 to October 2012, Dr. Grossi worked as an independent early stage clinical research consultant. Dr. Grossi received his M.D. from the University of Córdoba in Argentina and his Ph.D. in physiology from the University of Louisville. Following his post-graduate training in surgery, where he developed his expertise in microsurgery and composite tissue transplantation, Dr. Grossi joined the Plastic Surgery Research Laboratory at the University of Louisville.

Daniel Geffken has served as our Interim Chief Financial Officer since August 2015. Mr. Geffken is a founder and managing director at Danforth Advisors, LLC, a management consulting firm, where he has served since 2011. Previously, he served as chief operating officer of Seaside Therapeutics, Inc., a biotechnology company focused on neurodevelopmental disorders, from 2009 to 2011. Mr. Geffken received his M.B.A from the Harvard Business School and his B.S. in economics from The Wharton School, University of Pennsylvania.

Nicole Perry has served as our Vice President of Finance since April 2015. From April 2015 to June 2015, Ms. Perry also served as Vice President of Finance at Revon Systems, LLC, or Revon, a private health care technology platform company. From August 2000 to April 2015, Ms. Perry worked as an independent consultant providing services to clients primarily in the areas of financial reporting, internal control compliance and as a liaison with external accountants, bankers and legal counsel. Prior to having her consulting practice, Ms. Perry worked in the audit practices of PriceWaterhouseCoopers and Deloitte. Ms. Perry is a Certified Public Accountant and received her a B.B.A. in accounting, with distinction, from the University of Oklahoma.

David Watson has served as our General Counsel and Vice President of Corporate Development since January 2014. From January 2014 to June 2015, Mr. Watson also served as General Counsel and Executive Vice President of Revon. From 2006 to December 2013, Mr. Watson was a member at the law firm Frost Brown Todd LLC, where his practice included equity finance, mergers and acquisitions and securities transactions. Mr. Watson received his B.A. from Harvard College, his J.D. from Vanderbilt Law School and his M.A. in mathematics from the University of Kentucky.

Non-Management Directors

Gerald Chan, Ph.D. has served as a member of our board of directors and as Chairman since July 2013. Dr. Chan co-founded Morningside, a private investment group with venture, private equity and property investments, in 1986. He has served as a member of the Global Advisory Council of the International Society for Stem Cell Research since 2008, the Global Advisory Council of Harvard University since 2012, the Dean’s Board of Advisors of the Harvard School of Public Health since 2011, the advisory boards of the Cold Spring Harbor Conferences Asia since 2008, the Johns Hopkins Nanjing Center since 2004 and the Columbia University Center for Radiological Research since 2010. Dr. Chan also has been a member of the board of directors of Hang Lung Group Limited since 1986, and Aduro Biotech Inc. since 2014. Dr. Chan received his B.S. and M.S. degrees in engineering from the University of California, Los Angeles, and his Master’s degree in medical radiological physics and Doctor of Science degree in radiation biology from Harvard University. He did his post-doctoral training at the Dana-Farber Cancer Institute as a fellow of the Leukemia Society of America. We believe that Dr. Chan is qualified to serve on our board of directors because of his extensive experience in life science investments and serving on boards of directors.

Sinclair Dunlop has served as a member of our board of directors since March 2010. Mr. Dunlop is a co-founder of venture capital fund Epidarex Capital, and has served as the Managing Partner since July 2010. Since 2005, Mr. Dunlop has served as the Managing Partner of venture capital fund Masa Life Science Ventures, LP. Mr. Dunlop currently serves on the board of directors of several private companies, including Potentia. Mr. Dunlop received his M.B.A. from Columbia Business School where he was the R.C. Kopf British-American Fellow in international business. He also received an M.A. with Honors in political economy from the University of Glasgow and an M.A. in international relations from the Maxwell School of Citizenship and Public Affairs at Syracuse University. We believe that Mr. Dunlop is qualified to serve on our board of directors because of his extensive investment and business experience.

Alec Machiels is a co-founder of our company and has served as a member of our board of directors since September 2009. Since 2006, Mr. Machiels has served as a Partner at Pegasus Capital Advisors, L.P., a private equity firm that he joined in 2002. Mr. Machiels is currently a director of Potentia which he co-founded; Molycorp Inc., a public mining corporation; Slipstream Communications LLC, a private marketing and branding company; Creative Realities Inc., a public marketing firm; Olympus Financial, a private insurance company; and Pure Biofuels del Peru SA, a refined fuels import and distribution company in Peru. He started his career as a financial analyst in the Financial Services Group at Goldman Sachs International in London and in the Private

Equity Group at Goldman, Sachs & Co. in New York from July 1996 until June 1999. Mr. Machiels received an M.B.A. from Harvard Business School in 2001. Mr. Machiels also received a license in law from KU Leuven Law School in Belgium and a masters in international economics from Konstanz University in Germany. We believe that Mr. Machiels is qualified to serve on our board of directors because of his strong background in financial management and investment in businesses and his experience serving on the boards of both public and private companies.

Stephanie Monaghan O’Brien has served as a member of our board of directors since July 2013. Ms. O’Brien has been a member of the investment team at Morningside since 1997. She has served as a director of Aduro Biotech Inc. since 2011, and a director of numerous private nonclinical and clinical-stage companies developing drugs across a broad spectrum of therapeutic focus, including oncology and immunotherapy, and has extensive experience providing operational and management oversight to venture-backed technology companies. She has also facilitated multiple financings for public and private companies such as Dendreon Corporation, BioVex Group, Inc., Stealth Biotherapeutics Inc. and Sohu.com. Prior to joining Morningside, Ms. O’Brien spent nine years as a corporate lawyer with Hale and Dorr in the Boston and Washington, D.C. offices, working primarily on public offerings, venture capital finances and start-up companies. She previously worked at Chase Manhattan Bank, working in international portfolio analysis. She received her A.B., cum laude, from Harvard College and her J.D. from New York University School of Law. We believe that Ms. O’Brien is qualified to serve on our board of directors because of her extensive experience serving on boards of directors and governing biotechnology companies.

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of five members. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our directors were elected to and currently serve on the board of directors pursuant to a voting agreement among us and our stockholders. This agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors.

In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Sinclair Dunlop and Cedric Francois, and their term will expire at the annual meeting of stockholders to be held in 2016;

•	the class II director will be Alec Machiels, and his term will expire at the annual meeting of stockholders to be held in 2017; and

•	the class III directors will be Gerald Chan and Stephanie Monaghan O’Brien, and their term will expire at the annual meeting of stockholders to be held in 2018.

Our certificate of incorporation and bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws will also provide that our directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Applicable NASDAQ Stock Market, or NASDAQ, rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In September 2015, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of Gerald Chan, Sinclair Dunlop, Alec Machiels and Stephanie Monaghan O’Brien is an “independent director” as defined under applicable NASDAQ rules, including, in the case of all the members of our audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of our compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Dr. Francois is not deemed to be an independent director under these rules because he is our President and Chief Executive Officer.

There are no family relationships among any of our directors or executive officers, other than Drs. Francois and Grossi, who are brothers-in-law.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will operate under a charter that has been approved by our board of directors. The composition of each committee will be effective as of the date of this prospectus.

Audit Committee

The members of our audit committee are Sinclair Dunlop, Alec Machiels and Stephanie Monaghan O’Brien, and Mr. Machiels is the chair of the audit committee. Effective at the time of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function, if any;

•	overseeing our risk assessment and risk management policies;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Mr. Machiels is an “audit committee financial expert” as defined in applicable SEC rules and that each of the members of our audit committee possesses the financial sophistication required for audit committee members under NASDAQ rules. We believe that the composition of our audit committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Compensation Committee

The members of our compensation committee are Alec Machiels and Stephanie Monaghan O’Brien, and Ms. O’Brien is the chair of the compensation committee. Effective at the time of this offering, our compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our Chief Executive Officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation and management succession planning;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•	preparing the compensation committee report if and to the extent then required by SEC rules.

We believe that the composition of our compensation committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Gerald Chan and Sinclair Dunlop, and Mr. Chan is the chair of the nominating and corporate governance committee. Effective at the time of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board of directors with respect to our board leadership structure and board committee structure;

•	developing and recommending to our board of directors corporate governance guidelines; and

•	overseeing an annual evaluation of our board of directors.

We believe that the composition of our nominating and corporate governance committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer principal accounting officer or controller, or persons performing similar functions. Following this offering, we will post a copy of the code on the Corporate Governance section of our website, which is located at www.apellis.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by or paid to each of our named executive officers in 2014. Our named executive officers for 2014 were Cedric Francois and Pascal Deschatelets. This section also provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the data presented in the tables and narrative that follow.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our named executive officers during 2014.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Total ($)
Cedric Francois, M.D., Ph.D.(2)	2014	275,000	137,000	412,000
President and Chief Executive Officer

Pascal Deschatelets, Ph.D.	2014	225,000	75,000	300,000
Chief Operating Officer

(1)	The amounts reported in the “Bonus” column represent discretionary annual cash bonuses awarded to our named executive officers.
(2)	Dr. Francois also serves as a member of our board of directors but does not receive any additional compensation for his service as a director.

Narrative to Summary Compensation Table

In 2014, we paid annual base salaries of $275,000 to Dr. Francois and $225,000 to Dr. Deschatelets. We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

We do not have a formal performance-based bonus plan. From time to time, our board of directors has approved discretionary annual cash bonuses to our named executive officers with respect to their prior year performance. In 2014, Dr. Francois and Dr. Deschatelets received cash bonuses of $137,000 and $75,000, respectively, for services performed during 2014.

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incents our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them in the form of stock options.

Except for the benefits described above, we do not provide perquisites or personal benefits to our named executive officers. We do, however, pay the premiums for life and medical insurance for all of our employees, including our named executive officers.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2014, which consisted entirely of stock options:

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($/share)	Option Expiration Date
Cedric Francois, M.D., Ph.D.	275,000	(1)	825,000	$1.25	12/4/23
	1,000,000		—	$1.00	5/12/20
Pascal Deschatelets, Ph.D.	212,500	(1)	637,500	$1.25	12/4/23
	500,000		—	$1.00	5/12/20

(1)	This option was granted on December 5, 2013 and vested as to 25% of the shares underlying the option on December 5, 2014. The remaining 75% of the shares underlying the option will vest in equal monthly installments thereafter through December 5, 2017, subject to continued service. All shares subject to vesting under this option grant will vest in full and become immediately exercisable upon the closing of a change in control of our company.

Employment and Change in Control Arrangements

We do not currently have employment agreements with our named executive officers, although we may enter into such agreements in the future.

Under our 2010 equity incentive plan, as amended to date, or the 2010 plan, upon a change in control (as defined in the 2010 plan) any outstanding awards then held by a named executive officer which are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or vested or no longer subject to lapse restrictions (as the case may be). We do not have any other agreements with our named executive officers that provide for payments upon termination, retirement or in connection with a change in control of the company.

Stock Option and Other Compensation Plans

The three equity incentive plans described in this section are the 2010 plan, our 2015 stock incentive plan, or the 2015 plan, and our 2015 employee stock purchase plan, or the 2015 ESPP. Prior to this offering, we granted awards to eligible participants under the 2010 plan. Following the closing of this offering, we expect to grant awards to eligible participants only under the 2015 plan.

2015 Stock Incentive Plan

In October 2015, our board of directors adopted, and we expect our stockholders to approve, the 2015 plan, to become effective upon the closing of this offering. The 2015 plan will provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, awards of restricted stock, restricted stock units and other stock-based awards. Upon the closing of this offering, the number of shares of our common stock that will be reserved for issuance under the 2015 plan will be the sum of (i) 4,000,000 shares plus (ii) an additional number of shares of our common stock equal to the sum of (a) the number of shares of our common stock reserved for issuance under the 2010 plan that remain available for future issuance immediately prior to the closing of this offering and (b) the number of shares of our common stock subject to outstanding awards under our 2010 plan upon the closing of this offering that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right plus (iii) an annual increase, to be added the first day of each fiscal year, beginning with the fiscal year ending December 31, 2016 and continuing until, and including, the fiscal year ending December 31, 2025, equal to the lowest of 2,000,000 shares of our common stock, 4.0% of the number of shares of our common stock outstanding on the first day of the fiscal year and an amount determined by our board of directors. Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2015 plan; however, incentive stock options may only be granted to our employees.

Pursuant to the terms of the 2015 plan, our board of directors (or a committee delegated by our board of directors) administers the 2015 plan and, subject to any limitations set forth in the 2015 plan, will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the type of options to be granted;

•	the exercise price of options, which price must be at least equal to the fair market value of our common stock on the date of grant;

•	the duration of options, which may not be in excess of ten years;

•	the methods of payment of the exercise price of options; and

•

the number of shares of our common stock subject to, and the terms of, any stock appreciation rights, awards of restricted stock, restricted stock units or other stock-based awards, including the issue price, conditions for repurchase, repurchase price and performance conditions (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years), if any.

If our board of directors delegates authority to an executive officer to grant awards under the 2015 plan, the executive officer will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards (or a formula for establishing such price), and the maximum number of shares subject to awards that such executive officer may make.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we are required by the 2015 plan to make equitable adjustments (or make substitute awards, if applicable), in a manner determined by our board, to:

•	the number and class of securities available under the 2015 plan;

•	the share counting rules under the 2015 plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and measurement price of each outstanding stock appreciation right;

•	the number of shares and the repurchase price per share subject to each outstanding restricted stock award or restricted stock unit award; and

•	the share and per-share related provisions and purchase price, if any, of any outstanding other stock-based award.

Upon a merger or other reorganization event (as defined in our 2015 plan), our board of directors, may, on such terms as our board determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2015 plan, as to some or all outstanding awards, other than restricted stock awards:

•	provide that all outstanding awards will be assumed or substantially equivalent awards will be substituted by the successor corporation (or an affiliate thereof);

•

upon written notice to a participant, provide that the participant’s unvested and/or unexercised options or other awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•

in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•

provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of exercise, measurement or purchase price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

Our board of directors is not obligated by the 2015 plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property which our common stock is converted into or exchanged for pursuant to the reorganization event, unless our board provided for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or any other agreement between the participant and us. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or in any other agreement between the participant and us.

Our board of directors may at any time provide that any award under the 2015 plan shall become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

Except with respect to certain actions requiring stockholder approval under the Internal Revenue Code or NASDAQ rules, our board of directors may amend, modify or terminate any outstanding award under the 2015 plan, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option into a nonstatutory stock option, subject to certain participant consent requirements. Unless our stockholders approve such action, the 2015 plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

•

amend any outstanding stock option or stock appreciation right granted under the 2015 plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

•

cancel any outstanding option or stock appreciation right (whether or not granted under the 2015 plan) and grant in substitution therefor new awards under the 2015 plan (other than substitute awards permitted in connection with a merger or consolidation of an entity with us or our acquisition of property or stock of another entity) covering the same or a different number of shares of our common stock and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the cancelled award;

•

cancel in exchange for a cash payment any outstanding option or stock appreciation right with an exercise or measurement price per share above the then-current fair market value of our common stock; or

•	take any other action that constitutes a “repricing” within the meaning of the NASDAQ rules.

No award may be granted under the 2015 plan after 10 years from the effective date of this offering. Our board of directors may amend, suspend or terminate the 2015 plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

2010 Equity Incentive Plan

Our 2010 plan was adopted by our board of directors in May 2010 and approved by our stockholders in December 2010. An amendment to the 2010 plan to increase the number of shares underlying the 2010 plan from 2,500,000 shares to 5,200,000 shares was adopted by our board of directors on July 19, 2013, and approved by our stockholders on July 22, 2013. A second amendment to the 2010 plan to increase the number of shares underlying the 2010 plan from 5,200,000 shares to 7,200,000 shares was adopted by our board of directors, and approved by our stockholders, on November 24, 2014. Our 2010 plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, performance share awards, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units, other stock-based awards and performance bonus awards. Our employees, directors, and consultants are eligible to receive awards under our 2010 plan; however, incentive stock options may only be granted to our employees. Our board of directors (or a committee delegated by our board of directors) administers the 2010 plan.

The 2010 plan provides that a maximum of 7,200,000 shares of our common stock are authorized for issuance under the plan. The 2010 plan expires on May 12, 2020, and no incentive stock options or other awards may be granted under the 2010 plan after such date. Our board of directors may terminate, amend or modify the 2010 plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements.

In the event of any change in the outstanding shares of our stock by reason of any stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of shares of stock or other corporate exchange, or any distribution to our stockholders of shares of stock or cash other than regular cash dividends or any transaction similar to the foregoing, we shall make such substitution or adjustment, if any, as our board of directors deems to be equitable, as to:

•	the number and kind of shares of stock or other securities issued or reserved for issuance pursuant to the 2010 plan or pursuant to outstanding awards;

•	the maximum number of shares of stock for which options or stock appreciation rights may be granted during a calendar year to any participant in the 2010 plan;

•	the maximum amount of a performance-based award that may be granted during a calendar year to any participant;

•	the exercise price of any option or stock appreciation right; and

•	any other affected terms of such awards under the 2010 plan.

Immediately prior to any change of control, as defined in the 2010 plan, or at such earlier date as provided thereunder, any outstanding awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or vested or no longer subject to lapse restrictions (as the case may be). In addition, prior to such change of control, the board of directors shall take one of the following actions with respect to each award issued under the 2010 Plan:

•

provide for the termination of such award in exchange for a cash payment equal to the fair value thereof (as determined in the sole discretion of the board of directors and pursuant to the terms of the 2010 plan);

•

provide that such award shall be canceled and the participant shall receive in substitution therefor similar fully vested options, rights or awards covering the stock of the successor or surviving or acquiring entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

•

provide, with respect to any award that must be exercised to obtain the benefits thereunder, that for a period of at least fifteen days prior to the change of control, such award shall be exercisable as to all shares of stock subject thereto and that upon the occurrence of the change of control, such award shall terminate and be of no further force and effect; or

•

if the change of control occurs and our company is the surviving entity in a reorganization, merger or consolidation, to specify that the award, now fully vested and exercisable, shall remain outstanding upon the other terms stated in the applicable award agreement.

Our board of directors is not obligated by the 2010 plan to treat all awards, all awards held by a participant, or all awards of the same type, identically. In addition, the board may, in its sole discretion, accelerate the exercisability of any award or waive the forfeiture thereof, except in the case of performance-based awards.

As of September 30, 2015, there were options to purchase 5,277,500 shares of our common stock outstanding under the 2010 plan, at a weighted-average exercise price of $1.27 per share, and options to purchase 1,562 shares of our common stock had been exercised. Effective as of immediately prior to the closing of this offering, we will no longer grant stock options or other awards under the 2010 plan. However, any shares of common stock subject to awards under our 2010 plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will become available for issuance under our 2015 plan, up to a specified number of shares.

2015 Employee Stock Purchase Plan

In October 2015, our board of directors adopted, and we expect our stockholders to approve, the 2015 ESPP, to become effective upon the closing of this offering. The 2015 ESPP will be administered by our board of directors or by a committee appointed by our board of directors. The 2015 ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 750,000 shares of our common stock. The number of shares of our common stock reserved for issuance under the 2015 ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2016 and continuing until, and including, the fiscal year ending December 31, 2025, equal to the lowest of (i) 500,000 shares of our common stock, (ii) 1.0% of the number of shares of our common stock outstanding on the first day of the fiscal year and (iii) an amount determined by our board of directors.

All of our employees or employees of any designated subsidiary, as defined in the 2015 ESPP, are eligible to participate in the 2015 ESPP, provided that:

•	such person is customarily employed by us or a designated subsidiary for more than 20 hours a week and for more than six months in a calendar year;

•	such person has been employed by us or by a designated subsidiary for at least three months prior to enrolling in the 2015 ESPP; and

•	such person was our employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2015 ESPP.

No employee may purchase shares of our common stock under the 2015 ESPP and any of our other employee stock purchase plans in excess of $25,000 of the fair market value of our common stock (as of the date of the option grant) in any calendar year. In addition, no employee may purchase shares of our common stock under the 2015 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock.

We expect to make one or more offerings to our eligible employees to purchase stock under the 2015 ESPP beginning at such time as our board of directors may determine. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of our common stock at the end of the offering period. Our board of directors may, at its discretion, choose a different period of not more than 12 months for offerings.

On the commencement date of each offering period, each eligible employee may authorize up to a maximum of 15% of his or her compensation to be deducted by us during the offering period. Each employee who continues to be a participant in the 2015 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from us the number of whole shares of our common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2015 ESPP, the purchase price shall be determined by our board of directors for each offering period and will be at least 85% of the applicable closing price of our common stock. If our board of directors does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of our common stock on the first business day of the offering period or on the last business day of the offering period.

An employee may for any reason withdraw from participation in an offering prior to the end of an offering period and permanently draw out the balance accumulated in the employee’s account. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee’s employment ends before the last business day of an offering period, no additional payroll deductions will be made and the balance in the employee’s account will be paid to the employee.

We will be required to make equitable adjustments to the number and class of securities available under the 2015 ESPP, the share limitations under the 2015 ESPP, and the purchase price for an offering period under the 2015 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of our common stock other than ordinary cash dividends.

In connection with a merger or other reorganization event, as defined in the 2015 ESPP, our board of directors or a committee of our board of directors may take any one or more of the following actions as to outstanding options to purchase shares of our common stock under the 2015 ESPP on such terms as our board or committee determines:

•	provide that options shall be assumed, or substantially equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by our board or committee in such notice, which date shall not be less than ten days preceding the effective date of the reorganization event;

•

upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•

in the event of a reorganization event under the terms of which holders of our common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of our common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the acquisition price is treated as the fair market value of our common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2015 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with our liquidation or dissolution, options shall convert into the right to receive liquidation proceeds (net of the purchase price thereof).

Our board of directors may at any time, and from time to time, amend or suspend the 2015 ESPP or any portion thereof. We will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Internal Revenue Code. Further, our board of directors may not make any amendment that would cause the 2015 ESPP to fail to comply with Section 423 of the Internal Revenue Code. The 2015 ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all of our full-time employees are eligible to participate, beginning on the first day of the month following commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $18,000 in 2015, and have the amount of the reduction contributed to the 401(k) plan.

Limitations on Liability and Indemnification

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the General Corporation Law of the State of Delaware and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the General Corporation Law of the State of Delaware.

In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we intend to enter into indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such director or officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or officers.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Trading Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without subsequent direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

We currently do not have a formal non-employee director compensation policy. During and prior to 2014, we did not pay cash compensation to any non-employee director for his or her service as a director. We reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

On December 5, 2013, we granted Alec Machiels an option to purchase 400,000 shares of our common stock, at an exercise price of $1.25 per share, for his service as a director, which vests over four years, with 25% of the shares underlying the option having vested on December 5, 2014 and the remainder vesting in equal monthly installments thereafter. This stock option had a grant date fair value of $272,000, computed in accordance with ASC Topic 718. See Note 10 to our audited consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards. With the exception of this stock option grant, we have made no other equity awards to Mr. Machiels or to our other non-employee directors.

We do not pay any compensation to our President and Chief Executive Officer in connection with his service on our board of directors. The compensation that we pay to our President and Chief Executive Officer is discussed earlier in this “Executive Compensation” section.

In October 2015, our board of directors adopted a director compensation program to be effective at the time of this offering. Under this director compensation program, we will pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of each committee and the chairman of the board of directors will receive higher retainers for such service. These fees will be payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors, on such committee or in such position, and no fee shall be payable in respect of any period prior to the time of this offering. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member will be as follows:

	Member Annual Fee	Chairman Additional Annual Fee
Board of Directors	$35,000	$27,500
Audit Committee	8,000	8,000
Compensation Committee	6,000	6,000
Nominating and Corporate Governance Committee	4,000	4,000

We also will continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our board of director and committee meetings.

In addition, under our director compensation program to be effective at the time of this offering, each non-employee director will receive an option to purchase 20,000 shares of our common stock upon his or her initial election to the board of directors. Each of these options will vest over three years in 36 equal monthly installments with the first installment vesting at the end of the one-month period following the grant date, subject to the non-employee director’s continued service as a director. Further, on January 1st of each year, beginning on January 1, 2016, each non-employee director that has served on our board of directors for at least six months will receive an option to purchase 16,000 shares of our common stock. Each of these options will vest in 12 equal monthly installments, with the first installment vesting at the end of the one-month period following the grant date unless otherwise provided at the time of grant, subject to the non-employee director’s continued service as a director. All options issued to our non-employee directors under our director compensation program will become exercisable in full upon a change in control of our company, will be granted at an exercise price per share equal to the fair market value of our common stock on the date of grant, and will have a term of ten years.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2012, we have engaged in the following transactions in which the amount involved exceeded $120,000 and any of our directors or executive officers or beneficial holders of more than 5% of any class of our voting securities, or any immediate family member of the foregoing persons, had a material interest. We believe that all of these transactions were on terms comparable to terms that could have been obtained from unrelated third parties.

Series B Convertible Preferred Stock Financing

In closings that occurred from July 2012 through December 2012 and in June 2013, we issued and sold an aggregate of 1,817,215 shares of our series B convertible preferred stock at a price per share of $1.10, for an aggregate purchase price of $2.0 million. The following table sets forth the number of shares of our series B convertible preferred stock purchased in these closings by our 5% stockholders and their affiliates and the aggregate purchase price paid for such shares.

Name	Shares of Series B Convertible Preferred Stock Purchased	Aggregate Purchase Price
Morningside Venture Investments, Ltd.(1)(2)	145,454	$159,999

(1)	See “Principal Stockholders” for more information about shares held by this entity.
(2)	Dr. Gerald Chan and Ms. Stephanie Monaghan O’Brien are members of our board of directors who have been designated by MVIL.

Series C Convertible Preferred Stock Financings

In closings that occurred in August 2013, July 2014 and September 2014, we issued and sold an aggregate of 14,393,979 shares of our series C convertible preferred stock at a price per share of $1.25, for an aggregate purchase price of $18.0 million. The following table sets forth the number of shares of our series C convertible preferred stock purchased in these closings by our 5% stockholders and their affiliates and the aggregate purchase price paid for such shares.

Name	Shares of Series C Convertible Preferred Stock Purchased	Aggregate Purchase Price
Morningside Venture Investments, Ltd.(1)(2)	11,200,000	$14,000,000

(1)	See “Principal Stockholders” for more information about shares held by this entity.
(2)	Dr. Chan and Ms. O’Brien are members of our board of directors who have been designated by MVIL.

In closings that occurred in December 2014, January 2015, March 2015 and May 2015, we issued and sold an aggregate of 11,821,432 shares of our series C convertible preferred stock at a price per share of $1.50, for an aggregate purchase price of $17.7 million. The following table sets forth the number of shares of our series C convertible preferred stock purchased in these closings by our 5% stockholders and their affiliates and the aggregate purchase price paid for such shares.

Name	Shares of Series C Convertible Preferred Stock Purchased	Aggregate Purchase Price
Morningside Venture Investments, Ltd.(1)(2)	6,000,000	$9,000,000
AJU Life Science Overseas Expansion Platform Fund(1)	4,000,000	6,000,000

Total	10,000,000	$15,000,000

(1)	See “Principal Stockholders” for more information about shares held by this entity.
(2)	Dr. Chan and Ms. O’Brien are members of our board of directors who have been designated by MVIL.

Potentia Transactions

Dr. Francois and Messrs. Machiels and Dunlop, members of our board of directors, are members of the board of directors of Potentia. Dr. Francois, our Chief Executive Officer, is also the Chief Executive Officer of Potentia. Dr. Deschatelets, our Chief Operating Officer, is also the Chief Operating Officer of Potentia. These officers and directors beneficially own, in the aggregate, approximately 28.6% of the outstanding common stock of Potentia.

We have engaged in the following transactions with Potentia:

Asset Purchase Agreement

In September 2014, we entered into an asset purchase agreement with Potentia pursuant to which we agreed to acquire the assets of Potentia, primarily consisting of its license agreement with UPenn, providing us with an exclusive license, under specified patent rights controlled by UPenn, to develop and commercialize products covered by the licensed patent rights for ophthalmic indications. In September 2015, we completed the purchase of Potentia’s assets. Upon the closing we issued to Potentia 8,200,000 shares of our common stock, of which 80,000 shares were placed into escrow for six months pending the expiration of certain representations and warranties. If, as we expect, Potentia distributes the shares of our common stock it holds to its stockholders, a portion of those shares will be distributed to certain of our officers and directors at a future time after the closing of this offering. The allocation of these shares to Potentia stockholders upon distribution is substantially dependent upon the valuation of the shares at the time such shares are distributed to the stockholders of Potentia.

Pursuant to a voting agreement that we entered into with Potentia in September 2015 in connection with the closing of the asset purchase, Potentia agreed that in any matters submitted to a vote of the holders of our common stock, Potentia would vote the 8,200,000 shares received as consideration for the asset purchase in the same ratio as the remaining holders of our common stock vote their shares. The voting agreement will terminate upon the closing of this offering.

Under the asset purchase agreement, we assumed the payment obligations of Potentia under contracts with third-party vendors providing legal, research or clinical development services with respect to ongoing development activities.

Term Note

In April 2008, Apellis AG purchased shares of common stock from Potentia in consideration for a term note in the principal amount of $250,000 made in favor of Potentia by Apellis AG. In March 2008, Apellis AG entered into an agreement with UPenn for an exclusive license, under specified patent rights controlled by UPenn, to develop and commercialize products covered by the licensed patent rights for all fields except the treatment of ophthalmic indications, which license was assigned to us in 2010, together with the term note, in connection with our acquisition of Apellis AG. In exchange for the rights licensed from UPenn, Apellis AG transferred to UPenn the shares of Potentia common stock that it had purchased from Potentia with the term note. In December 2013, we paid Potentia $250,000 together with all accrued and unpaid interest thereon in full satisfaction of the term note.

Investors’ Rights Agreement

We are a party to an investors’ rights agreement, dated as of July 30, 2013, with holders of our preferred stock, including some of our directors and 5% stockholders and their affiliates and entities affiliated with our officers and directors. The investors’ rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our certificate of incorporation that will become effective upon the closing of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with each of our directors prior to the completion of this offering. See “Executive Compensation—Limitation of Liability and Indemnification” for additional information regarding these agreements.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures, which will become effective at the time of this offering, for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our principal financial officer. The policy calls for the proposed related person transaction to be reviewed and approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2015 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 53,225,829 shares of our common stock outstanding as of September 30, 2015, assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 35,248,069 shares of our common stock upon the closing of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on                  shares of our common stock to be outstanding after this offering, including the                  shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options or any exercise by the underwriters of their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days after September 30, 2015 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Apellis Pharmaceuticals, Inc., 6400 Westwind Way, Suite A, Crestwood, Kentucky 40014.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before Offering	After Offering
5% Stockholders
Morningside Venture Investments, Ltd.(1)	18,254,544	32.6%		%
Potentia Pharmaceuticals, Inc.(2)	8,200,000	14.7
AJU Life Science Funds(3)	4,000,000	7.2
Named Executive Officers and Directors
Cedric Francois, M.D., Ph.D.(4)(9)	2,724,662	4.9
Pascal Deschatelets, Ph.D.(5)(9)	2,104,870	3.8
Gerald Chan, Ph.D.	—	*
Sinclair Dunlop(6)(9)	1,172,074	2.1
Alec Machiels(7)(9)	998,729	1.8
Stephanie Monaghan O’Brien	—	*
All Executive Officers and Directors as a Group (10 persons)(8)	7,087,835	12.7

*	Represents beneficial ownership of less than 1% of our outstanding stock.
(1)

Louise Mary Garbarino, Jill Marie Franklin, Peter Stuart Allenby Edwards and Raymond Long Sing Tang, the directors of MVIL, share voting and dispositive control over the shares held by MVIL. The address for MVIL is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.

(2)	Potentia’s board of directors has voting and dispositive control over the shares held by Potentia. The members of the Potentia board of directors are Cedric Francois, Alec Machiels, David Darst Jr., Stephen Gilles, Marie-Claude Bernal, Doug Onsi and Sinclair Dunlop. Because the board of directors acts by consensus and majority approval, none of the members of Potentia’s board of directors has individual voting or investment power with respect to such shares. We expect that Potentia may distribute the shares of our common stock it holds to its stockholders at a future time after the closing of this offering. See “Transactions with Related Persons” for more information. The address for Potentia is 6400 Westwind Way, Suite A, Crestwood, KY 40014.
(3)	Consists of (i) 3,000,000 shares of common stock held by AJU Life Science Overseas Expansion Platform Fund, or AJU Platform Fund, and (ii) 1,000,000 shares of common stock held by AJU Life Science Fund 1-1, or AJU Life Science Fund. Ji-won Kim, Kwang-sun Yang and Yong-jin Choi, the directors of each of AJU Platform Fund and AJU Life Science Fund, share voting and dispositive control over the shares held by each of these funds. The address for each of these funds is 4F, 201 Teheran-ro, AJU Bldg., Gangnam-gu, Seoul, Korea 135-978.
(4)	Consists of (i) 1,197,579 shares of common stock and (ii) 1,527,083 shares of common stock issuable upon the exercise of options exercisable within 60 days after September 30, 2015.
(5)	Consists of (i) 1,197,579 shares of common stock and (ii) 907,291 shares of common stock issuable upon the exercise of options exercisable within 60 days after September 30, 2015.
(6)	Consists of (i) 397,530 shares of common stock held by MASA Life Science Ventures, LP, or MASA, and (ii) 774,544 shares of common stock held by Epidarex Capital I, LP, or Epidarex. Sinclair Dunlop, a member of our board of directors, does not own shares in his individual capacity. He is managing partner of MASA and general partner of Epidarex, and may be deemed to have voting and investment power over the shares held by each of MASA and Epidarex. The address for MASA is 7910 Woodmont Avenue, Suite 1210, Bethesda, MD 20814. The address for Epidarex is 7910 Woodmont Avenue, Suite 1210, Bethesda, MD 20814.
(7)	Consists of (i) 807,063 shares of common stock and (ii) 191,666 shares of common stock issuable upon the exercise of options exercisable within 60 days after September 30, 2015.
(8)	Consists of (i) 4,374,295 shares of common stock and (ii) 2,713,540 shares of common stock issuable upon the exercise of options exercisable within 60 days after September 30, 2015.
(9)	See “Transactions with Related Persons” for information regarding the possible distribution of a portion of the shares of our common stock held by Potentia to Drs. Francois and Deschatelets, and Messrs. Machiels and Dunlop, which shares are not reflected in these ownership amounts.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which preferred stock will be undesignated. The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of September 30, 2015, we had outstanding 17,977,760 shares of common stock, held by 50 stockholders of record. As of September 30, 2015, there would have been outstanding 53,225,829 shares of common stock, assuming the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering, held of record by 80 stockholders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter, except as otherwise disclosed below. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of September 30, 2015, there were outstanding 35,248,069 shares of convertible preferred stock, consisting of 2,670,000 shares of series A convertible preferred stock, 6,362,658 shares of series B convertible preferred stock and 26,215,411 shares of series C convertible preferred stock. All currently outstanding shares of convertible preferred stock will be converted into an aggregate of 35,248,069 shares of common stock upon the closing of this offering.

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of September 30, 2015, options to purchase 5,277,500 shares of our common stock at a weighted-average exercise price of $1.27 per share were outstanding, of which options to purchase 2,935,468 shares of our common stock were exercisable, at a weighted-average exercise price of $1.10 per share, and options to purchase 1,920,938 shares of common stock were available for future issuance.

Registration Rights

Our investors’ rights agreement, or the investors’ rights agreement, provides specified holders of our preferred stock, including some of our directors and 5% stockholders and their respective affiliates and entities affiliated with our officers and directors, the right, following the completion of this offering, to require us to register these shares under the Securities Act under specified circumstances as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

Beginning six months after the closing of this offering, subject to specified limitations set forth in the investors’ rights agreement, at any time the holders of a majority of then outstanding registrable securities, as defined in the investors’ rights agreement, acting together, may demand in writing that we register their registrable securities under the Securities Act so long as the total amount of registrable shares requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of least $5.0 million. We are not obligated to file a registration statement pursuant to this demand provision on more than two occasions, subject to specified exceptions.

In addition, at any time after we become eligible to file a registration statement on Form S-3 under the Securities Act, subject to specified limitations, the holders of at least 30% of the registrable securities then outstanding may demand in writing that we register on Form S-3 registrable shares held by them so long as the total amount of registrable shares requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of least $1.0 million.

Incidental Registration Rights

If, at any time after the closing of this offering, we propose to file a registration statement to register any of our securities under the Securities Act, either for our own account or for the account of any of our stockholders that are not holders of registrable shares, solely for cash and on a form that would also permit the registration of registrable shares, the holders of our registrable shares are entitled to notice of registration and, subject to specified exceptions, we will be required to register the registrable shares then held by them that they request that we register.

Expenses

Pursuant to the investors’ rights agreement, we are required to pay all registration expenses, including registration fees, printing expenses, fees and disbursements of our counsel and accountants and reasonable fees and disbursements of one counsel representing the selling stockholders, other than any underwriting discounts and commissions, related to any demand or incidental registration. The investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

Delaware law contains, and upon the completion of this offering our certificate of incorporation and our bylaws will contain, provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

Upon the completion of this offering, our certificate of incorporation and bylaws will divide our board of directors into three classes with staggered three-year terms. In addition, a director will only be able to be removed for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, will only be able to be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Upon the completion of this offering, our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Upon the completion of this offering, our certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our Chief Executive Officer or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Upon the completion of this offering, our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

Upon the completion of this offering, we will be subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Effective upon the completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above under “—Staggered Board; Removal of Directors” and “—Stockholder Action by Written Consent; Special Meetings.”

Exclusive Forum Selection

Effective upon completion of this offering, our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to our company or our stockholders, (3) any action asserting a claim against our company arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws, or (4) any action asserting a claim against our company governed by the internal affairs doctrine. Although our certificate of incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Listing on the NASDAQ Global Market

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “APLS.”

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing requirements of the NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding              shares of our common stock, based upon the 17,977,760 shares of our common stock that were outstanding on September 30, 2015, and after giving effect to the issuance of             shares of our common stock in this offering and the conversion of all outstanding shares of our preferred stock into 35,248,069 shares of common stock upon the closing of this offering, and assuming no exercise by the underwriters of their over-allotment option and no exercise of options outstanding as of September 30, 2015.

Of the shares to be outstanding immediately after the closing of this offering, we expect that the              shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining             shares of our common stock outstanding after this offering will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months may sell any unrestricted securities, as well as restricted securities that the person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, under Rule 144. Affiliates selling restricted or unrestricted securities may sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, approximately             shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about us. Subject to the 180-day lock-up period described below, approximately             shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-Up Agreements

We, and each of our executive officers and directors and the holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Citigroup Global Markets Inc., Barclays and Leerink Partners, on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement (other than a registration statement on Form S-8) with the SEC with respect to, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, such capital stock;

•

establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to any shares of our capital stock or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction; or

•	publicly announce an intention to effect any of the foregoing.

The restrictions described above do not apply to:

•	the sale of shares of our capital stock to the underwriters pursuant to the underwriting agreement;

•	transfers of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock as a bona fide gift or gifts;

•

transfers or dispositions of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock to any trust for the direct or indirect benefit of the holder or the immediate family of the holder in a transaction not involving a disposition for value;

•

transfers or dispositions of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the holder or the immediate family of the holder in a transaction not involving a disposition for value;

•

transfers or dispositions of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the holder;

•	distributions of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock to partners, members or stockholders of the holder;

•

the exercise of an option to purchase shares of our common stock granted under any stock incentive plan or stock purchase plan, or exercise of outstanding warrants to purchase shares of our capital stock, provided that the underlying shares issuable upon exercise will continue to be subject to the restrictions described above;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for any transfers of common stock, and no filing with the SEC or other public announcement is required or voluntarily made by the holder or any other person in connection therewith, in each case during the 180-day period described above;

•	transfers of shares of our common stock to us in connection with the termination of the holder’s employment with us;

•

transfers or dispositions of shares of common stock purchased in this offering from the underwriters (other than any issuer-directed shares of common stock purchased in this offering by our officers or directors) or on the open market following this offering;

•	our issuance or sale of common stock, or any securities convertible into or exercisable or exchangeable for common stock, pursuant to our 2010 plan, our 2015 plan or our 2015 ESPP;

•	our issuance of common stock issuable upon the conversion of securities outstanding at the time of the execution and delivery of the underwriting agreement; and

•

our offer, issuance or sale of shares of common stock, or any securities convertible into or exercisable or exchangeable for common stock, in connection with any acquisition or strategic investment (including any joint venture, strategic alliance or partnership), provided that the aggregate number of shares of common stock issued or issuable does not exceed 10% of the number of shares of common stock outstanding immediately after this offering and each recipient of any such shares or other securities agrees to restrictions on the resale of securities that are consistent with the provisions set forth in the lock-up agreement for the remainder of the 180-day restricted period;

provided, that in the case of any transfer, disposition or distribution pursuant to the second, third, fourth, fifth or sixth clauses above, each transferee, donee or distributee will execute and deliver to the representatives a lock-up agreement; and provided further that, in the case of any transfer, disposition or distribution pursuant to the second, third, fourth or sixth clauses above, no filing by any party under the Exchange Act or other public announcement reporting a reduction in the beneficial ownership of common stock held by the holder will be required or made voluntarily in connection with such transfer, disposition or distribution, other than a filing on a Form 5 made after the expiration of the 180-day period described above.

Registration Rights

Subject to the lock-up agreements described above, upon the closing of this offering, the holders of an aggregate of 35,248,069 shares of our common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of lock-up agreements applicable to such shares.

Stock Options

As of September 30, 2015, we had outstanding options to purchase 5,277,500 shares of our common stock, of which options to purchase 2,935,468 shares were vested. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to the 2015 stock incentive plan, our 2010 equity incentive plan and our 2015 employee stock purchase plan. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described above and Rule 144 limitations applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold their common stock through partnerships or such other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	financial institutions;

•	brokers or dealers in securities;

•	tax-exempt organizations;

•	pension plans;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

•	insurance companies;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	non-U.S. governments; and

•	certain U.S. expatriates.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

Distributions

As discussed under “Dividend Policy” above, we do not expect to make cash dividends to holders of our common stock in the foreseeable future. If we make distributions in respect of our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, subject to the tax treatment described in this section. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the non-U.S. holder at the same graduated U.S. federal income tax rates as would apply if such holder were a U.S. person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such non-U.S. holder’s sale, exchange or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) may also apply;

•

the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder recognized in the taxable year of the disposition, if any; or

•

we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are a U.S. real property holding corporation and either our common stock is not regularly traded on an established securities market or a non-U.S. holder holds more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder’s gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under “Distributions,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding, currently at a rate of 28%, generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, whether U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption from backup withholding. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain U.S. holders of debt or equity interests in such foreign entity or (iii) the foreign entity is otherwise exempt from FATCA.

Withholding under FATCA generally applies (1) to payments of dividends on our common stock, and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2016. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

Citigroup Global Markets Inc., Barclays Capital Inc. and Leerink Partners LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock indicated below:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Barclays Capital Inc.
Leerink Partners LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. After the initial offering of the shares of our common stock, if all the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of our common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering.

We, our officers and directors and substantially all of our stockholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Barclays Capital Inc. and Leerink Partners LLC, offer, sell, contract to sell, pledge or otherwise dispose of, or hedge any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, our capital stock. Citigroup Global Markets Inc., Barclays Capital Inc. and Leerink Partners LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. When determining whether or not to release any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, our capital stock from the lock-up agreements, Citigroup Global Markets Inc., Barclays Capital Inc. and Leerink Partners LLC would consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and any other securities for which the release is being requested and market conditions at the time. See “Description of Capital Stock—Lock-up Agreements” for additional information.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to have our shares of common stock listed on the NASDAQ Global Market under the symbol “APLS.”

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

Paid by Apellis Pharmaceuticals, Inc.
	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions payable by us, will be $        . We have also agreed to reimburse the underwriters for expenses in an amount up to $35,000 relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and other transactions that would stabilize, maintain or otherwise affect the price of our common stock.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering:

•	“Covered” short sales are sales of shares of our common stock in an amount up to the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of our common stock in an amount in excess of the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	The underwriters can close out a short position by purchasing additional shares of our common stock, either pursuant to the underwriters’ over-allotment option or in the open market.

•

To close a naked short position, the underwriters must purchase shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•

To close a covered short position, the underwriters must purchase shares of our common stock in the open market or exercise their over-allotment option. In determining the source of shares of our common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through their over-allotment option.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock on NASDAQ, as long as such bids do not exceed a specified maximum, to stabilize the price of the shares of our common stock.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise prevail in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these transactions and may discontinue them at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters or their respective affiliates. The representatives may agree with us to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by any of the underwriters or their respective affiliates is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors in this offering.

Conflicts of Interest

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our common stock described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to our common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of our common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Chile

The shares of our common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in the State of Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a

relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares of our common stock and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares of our common stock and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP. Cooley LLP is acting as counsel for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2013 and 2014, and for the years then ended, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement or document.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. We plan to fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.apellis.com. Our website is not a part of this prospectus.

INDEX TO CONSOLIDATED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Apellis Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Apellis Pharmaceuticals, Inc. as of December 31, 2013 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apellis Pharmaceuticals, Inc. at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Louisville, Kentucky

August 18, 2015, except for Notes 12 and 13, as to which the date is October 13, 2015

APELLIS PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		Pro Forma Stockholders’ Equity at December 31, 2014
	2013	2014
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,758,361	$13,622,995
Other receivable	67,216	22,510
Income tax receivable	—	443,340
Prepaid expenses	342,743	137,354
Other current assets	22,047	21,143

Total current assets	5,190,367	14,247,342
Equipment, net	9,127	21,675
Other assets	—	37,221

Total assets	$5,199,494	$14,306,238

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$353,869	$751,529
Accrued expenses	323,086	330,002

Total current liabilities	676,955	1,081,531

Stockholders’ equity:
Series A convertible preferred stock, $0.0001 par value; 2,670,000 shares authorized at December 31, 2013 and 2014; 2,670,000 issued and outstanding at December 31, 2013 and 2014; no shares issued and outstanding pro forma (unaudited); liquidation value of $2,670,000 at December 31, 2014	2,654,405	2,654,405	$—
Series B convertible preferred stock, $0.0001 par value; 7,280,000 shares authorized at December 31, 2013 and 2014; 6,362,658 issued and outstanding at December 31, 2013 and 2014; no shares issued and outstanding pro forma (unaudited); liquidation value of $6,998,924 at December 31, 2014	6,944,148	6,944,148	—
Series C convertible preferred stock, $0.0001 par value; 20,800,000 and 28,750,000 shares authorized at December 31, 2013 and December 31, 2014, respectively; 6,088,307 and 20,032,078 issued and outstanding at December 31, 2013 and 2014, respectively; no shares issued and outstanding pro forma (unaudited); liquidation value of $25,040,098 at December 31, 2014	7,162,154	26,265,595	—
Series C Tranche Right	274,056	2,112	—
Common stock, $0.0001 par value; 48,500,000 and 65,000,000 shares authorized at December 31, 2013 and December 31, 2014, respectively; 9,776,198 shares issued and outstanding at December 31, 2013 and 2014; 53,225,829 shares issued and outstanding pro forma at December 31, 2014 (unaudited)	978	978	5,321
Additional paid in capital	1,315,281	1,974,435	64,322,352
Accumulated deficit	(13,828,483)	(24,616,966)	(51,102,966)

Total stockholders’ equity	4,522,539	13,224,707	13,224,707

Total liabilities and stockholders’ equity	$5,199,494	$14,306,238	$14,306,238

See accompanying notes to consolidated financial statements

APELLIS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2013	2014

Operating expenses:
Research and development	$2,317,275	$8,379,522
General and administrative	1,706,032	2,908,166
Depreciation	6,265	6,594

Operating loss	(4,029,572)	(11,294,282)
Other income	68,004	62,459

Loss before income taxes	(3,961,568)	(11,231,823)
Income tax benefit	—	443,340

Net loss and comprehensive loss	$(3,961,568)	$(10,788,483)

Net loss per common share—basic and diluted	$(0.41)	$(1.10)

Weighted-average number of common shares used in net loss per common share—basic and diluted	9,776,198	9,776,198

Pro forma net loss per common share, basic and diluted (unaudited)		$(0.38)

Weighted-average number of common shares used in computing pro forma net loss per common share, basic and diluted (unaudited)		28,736,226

See accompanying notes to consolidated financial statements

APELLIS PHARMACEUTICALS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock			Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Outstanding Shares	Amount	Outstanding Shares	Amount	Outstanding Shares	Amount	Tranche Right	Outstanding Shares	Amount
Balance at December 31, 2012	2,670,000	$2,654,405	6,362,658	$6,944,148	—	$—	$—	9,776,198	$978	$1,043,440	$(9,866,915)	$776,056
Sale of Series C preferred stock, net of issuance costs of $174,179	—	—	—	—	6,088,307	7,162,154	—	—	—	—	—	7,162,154
Series C Second Tranche Right	—	—	—	—	—	—	274,056	—	—	—	—	274,056
Share-based compensation expense	—	—	—	—	—	—	—	—	—	271,841	—	271,841
Net loss	—	—	—	—	—	—	—	—	—	—	(3,961,568)	(3,961,568)

Balance at December 31, 2013	2,670,000	2,654,405	6,362,658	6,944,148	6,088,307	7,162,154	274,056	9,776,198	978	1,315,281	(13,828,483)	4,522,539
Sale of Series C preferred stock, net of issuance costs of $7,756	—	—	—	—	13,943,771	19,103,441	(274,056)	—	—	—	—	18,829,385
Series C Third Tranche Right	—	—	—	—	—	—	2,112	—	—	—	—	2,112
Share-based compensation expense	—	—	—	—	—	—	—	—	—	659,154	—	659,154
Net loss	—	—	—	—	—	—	—	—	—	—	(10,788,483)	(10,788,483)

Balance at December 31, 2014	2,670,000	$2,654,405	6,362,658	$6,944,148	20,032,078	$26,265,595	$2,112	9,776,198	$978	$1,974,435	$(24,616,966)	$13,224,707

See accompanying notes to consolidated financial statements

APELLIS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2014
Operating activities
Net loss	$(3,961,568)	$(10,788,483)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,265	6,594
Loss on asset disposal	—	804
Share-based compensation expense	271,841	659,154
Changes in operating assets and liabilities:
Other receivable	39,850	44,706
Income tax receivable	—	(443,340)
Prepaid expenses	(342,349)	205,389
Other current assets	6,667	904
Other assets	—	(37,221)
Accounts payable	219,928	397,660
Accrued expenses	314,714	6,916

Net cash used in operating activities	(3,444,652)	(9,946,917)

Investing activities
Purchases of equipment	—	(19,946)

Net cash used in investing activities	—	(19,946)

Financing activities
Note payable	(274,550)	—
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs of $7,756 and $174,179 at December 31, 2013 and 2014, respectively	7,436,210	18,831,497

Net cash provided by financing activities	7,161,660	18,831,497

Net increase in cash and cash equivalents	3,717,008	8,864,634
Cash and cash equivalents beginning of period	1,041,353	4,758,361

Cash and cash equivalents end of period	$4,758,361	$13,622,995

See accompanying notes to consolidated financial statements

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

1. Nature of Organization and Operations

Apellis Pharmaceuticals, Inc. (the “Company”) is a clinical-stage biopharmaceutical company focused on the discovery and development of novel therapeutic compounds for autoimmune and inflammatory diseases. The Company’s approach is centered on the inhibition of the complement system, which consists of a cascade of interacting proteins and is an integral component of the immune system. The Company is developing its product candidates to inhibit C3, the central protein in the complement cascade. By inhibiting C3, the Company’s product candidates inhibit the principal complement activation pathways and their related effects, which the Company believes may result in both disease control and disease modification.

The Company’s lead product candidates, APL-2 and APL-1, are currently in Phase 1 clinical development for the treatment of paroxysmal nocturnal hemoglobinuria, geographic atrophy, intermediate age-related macular degeneration and chronic obstructive pulmonary disease. The Company aims to control these autoimmune and inflammatory diseases by inhibiting complement-induced inflammation and tissue injury. Additionally, the Company aims to modify these diseases by correcting the immunological dysfunction that underlies these conditions. The Company refers to this corrective approach as complement immunotherapy. The Company is conducting Phase 1 clinical trials to assess safety, recommended dosing and, in certain cases, preliminary efficacy. The Company holds worldwide commercialization rights to APL-2 and APL-1.

The Company was incorporated on September 25, 2009 under the laws of the State of Delaware and is located in Crestwood, Kentucky. The Company has one wholly-owned foreign subsidiary located in Brisbane, Australia, for the purpose of conducting clinical trials.

The Company’s operations since inception have been limited to organizing and staffing the Company, acquiring rights to product candidates, business planning, raising capital and developing its product candidates.

The Company is subject to risks common in the biotechnology industry, including but not limited to, raising additional capital, development by its competitors of new technological innovations, its ability to complete preclinical and clinical development of product candidates and receive timely regulatory approval of products, market acceptance of the Company’s products, protection of proprietary technology, healthcare cost containment initiatives, and compliance with governmental regulations, including those of the U.S. Food and Drug Administration.

The Company believes that it can continue as a going concern as its cash resources of approximately $13,622,995 at December 31, 2014 are expected to be sufficient to allow the Company to fund its current operating plan through the required minimum period of at least the next twelve months. There can be no assurance, however, that the current operating plan will be achieved in the timeframe anticipated by the Company, that its cash resources will fund the Company’s operating plan for the period anticipated by the Company, or that additional funding will be available on terms acceptable to the Company, or at all.

Liquidity

The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete certain research and development activities and clinical trials. Further, the Company’s product candidates will require regulatory approval prior to commercialization. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company. The Company plans to meet its capital requirements through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. There can be no assurance that such funds will be available, or if available, on terms favorable to the Company. The Company

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

faces the normal risks associated with a clinical-stage company, including the risk that the Company’s research and development activities will not be successfully completed, that adequate patent protection for the Company’s technology will not be obtained, that any products developed will not obtain necessary government regulatory approval and that any approved products will not be commercially viable. In addition, the Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies and is dependent upon the services of its employees and its consultants. Since inception, the Company has primarily relied upon private placements of its preferred stock to fund operations. However, the Company’s capital requirements will depend on many factors, including the success of its development and commercialization of the Company’s product candidates and whether it pursues the development of additional product candidates. Even if the Company succeeds in developing and commercializing one or more of its product candidates, it may never achieve sufficient sales revenue to achieve or maintain profitability.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Apellis Australia Pty. Ltd. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment, which is the business of developing and commercializing proprietary therapeutics based on applying immunotherapy to autoimmune diseases.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: share-based compensation expense, fair value of common stock and preferred stock, accrued expenses, prepaid expenses and income taxes.

The Company utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the retrospective fair value of its common stock during all periods presented. The methodologies included a probability analysis including both a potential public trading scenario

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

and potential sale scenario. In both scenarios, value is estimated using the guideline public company method. The sale scenario includes an adjustment for a market participant acquisition premium. Value is allocated among the preferred and common shares according to the rights associated with each type of security. Valuation methodologies include estimates and assumptions that require the Company’s judgment. These estimates include assumptions regarding future performance, including the successful completion of a public offering. Significant changes to the key assumptions used in the valuations could result in different fair values of common stock and the associated fair value of stock options granted at each valuation date.

The Company granted stock options at exercise prices not less than the fair market value of its common stock as determined by management contemporaneously at the date such grants were made.

Unaudited Pro Forma Financial Information

The accompanying unaudited pro forma consolidated balance sheet as of December 31, 2014 has been prepared to give effect to (i) the automatic conversion of all shares of convertible preferred stock outstanding as of December 31, 2014 into 29,064,736 shares of common stock as if the proposed initial public offering had occurred on December 31, 2014, and (ii) the issuance of 8,200,000 shares of the Company’s common stock to Potentia Pharmaceuticals, Inc. (“Potentia”) in September 2015, and the related incurrence of an in-process research and development expense of $26,486,000, in connection with the closing of the asset purchase agreement that the Company entered into with Potentia in September 2014. Shares of common stock issued in the proposed initial public offering and any related net proceeds are excluded from the pro forma information.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash in banks and investment instruments having maturities of three months or less from their acquisition date. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents are valued at cost, which approximates their fair value. Based on the fair value hierarchy within Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, the Company classifies its cash equivalents as Level I.

Foreign Currency

The functional currency of the wholly-owned subsidiary is the U.S. dollar.

Research and Development

Costs incurred in connection with research and development activities are expensed as incurred. Research and development expenses consist of (i) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and contract manufacturing organizations, investigational sites and consultants, including share-based compensation expense for consultants; (ii) the cost of acquiring, developing and manufacturing clinical study materials; and (iii) costs associated with preclinical and clinical activities and regulatory operations.

The Company enters into consulting, research and other agreements with commercial firms, researchers, universities and others for the provision of goods and services. Under such agreements, the Company may pay for services on an hourly, monthly, quarterly, project or other basis. Such arrangements are generally cancellable upon reasonable notice and payment of costs incurred. Costs are considered incurred based on an evaluation of the progress to completion of specific tasks under each contract using information and data provided to the

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

Company by the Company’s clinical sites and vendors. These costs consist of direct and indirect costs associated with specific projects, as well as fees paid to various entities that perform certain research on behalf of the Company.

Accrued Clinical Development Costs

Outside research costs are a component of research and development expense. These expenses include fees paid to contract research organizations and other service providers that conduct certain clinical, product development and manufacturing activities on behalf of the Company. Depending upon the timing of payments to the service providers, the Company recognizes prepaid expenses or accrued expenses related to these costs. These accrued or prepaid expenses are based on management’s estimates of the work performed under service agreements, milestones achieved and experience with similar contracts. The Company monitors each of these factors and adjusts estimates accordingly.

Deferred Issuance Costs

Deferred issuance costs, which primarily consist of direct incremental legal fees relating to preferred stock issuances, are capitalized and deferred, and offset against financial instrument proceeds. As of December 31, 2013 and 2014, there were no deferred issuance costs.

Organizational Costs

All organizational and startup costs since inception were expensed as incurred.

Patents

Costs incurred in connection with the application for and issuance of patents are expensed as incurred.

Income Taxes

Income taxes are recorded in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of December 31, 2013 and 2014, the Company did not have any significant uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

Share-Based Compensation

The Company accounts for its share-based compensation awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations and comprehensive loss based on their estimated fair values over the requisite service periods for each award. The Company accounts for share-based awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”), which requires the fair value of the award to be re-measured at fair value until a performance commitment is reached or counterparty performance is complete. The Company’s share-based compensation awards are comprised of stock options. The Company estimates the fair value of all options granted using the Monte Carlo simulation method.

The Monte Carlo simulation method for option pricing requires the input of the six minimum considerations detailed in ASC 718, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company is in a very early stage of product development with no revenues and the representative group of companies has similar characteristics. The Company believes the group selected has sufficient similar economic and industry characteristics, and includes companies that are representative of the Company. The Company calculated the expected term for options granted to employees based on a quarterly weighted average probability of exit analysis considering milestones that the Company had achieved and each of the potential exit scenarios available to the Company at that time. The expected term is applied to the stock option grant group as a whole, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. For options granted to non-employees, the Company utilizes the contractual term of the arrangement as the basis for the expected term assumption. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock, which is similar to the Company’s peer group.

The Company’s share-based awards are subject to service based vesting conditions. Compensation expense related to awards to employees with service based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. Consistent with the guidance in ASC 505-50, compensation expense related to awards to non-employees with service based vesting conditions is recognized on a straight-line basis based on the then-current fair value at each financial reporting date prior to the measurement date over the associated service period of the award, which is generally the vesting term.

The Company is also required to estimate forfeitures at the time of grant, and revise those estimates in the subsequent periods if actual forfeitures differ from its estimates. The Company uses historical data to estimate pre-vesting forfeitures and records share-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from the Company’s estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised. Share-based compensation expense recognized in the financial statements is based on awards that are ultimately expected to vest.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

Concentrations of Credit Risk and Off-Balance Sheet Risk

Cash and accounts receivable are the only financial instruments that potentially subject the Company to concentrations of credit risk. The Company maintains its cash with high quality, accredited financial institutions and, accordingly, such funds are subject to minimal credit risk. The Company has no significant off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts or other hedging arrangements.

Equipment, Net

Equipment is stated at cost, less accumulated depreciation and is depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Such costs are periodically reviewed for recoverability when impairment indicators are present. Such indicators include, among other factors, operating losses, unused capacity, market value declines and technological obsolescence. Recorded values of asset groups of equipment that are not expected to be recovered through undiscounted future net cash flows are written down to current fair value, which generally is determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale). Repairs and maintenance costs are expensed as incurred and were $4,795 and $14,712 for the years ended December 31, 2013 and 2014, respectively.

The following is the summary of equipment and related accumulated depreciation as of December 31, 2013 and 2014:

	December 31,
	2013	2014
Computer equipment	$9,888	$16,943
Laboratory equipment	9,848	8,348
Office furniture and equipment	5,000	17,891

	24,736	43,182
Less accumulated depreciation	(15,609)	(21,507)

Equipment, Net	$9,127	$21,675

Depreciation expense was $6,265 and $6,594 for the years ended December 31, 2013 and 2014, respectively.

Net Loss per Share

Basic net loss per common share is calculated by dividing net loss by the weighted-average shares outstanding during the period. Diluted net loss per share is calculated by adjusting weighted-average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method. For purposes of the diluted net loss per share calculation, convertible preferred stock and common stock options are considered to be common stock equivalents, but have been excluded from the calculation of diluted net loss per share, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share were the same for all periods presented.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The standard will apply one comprehensive revenue recognition model across all contracts, entities and sectors. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Once effective, this ASU will replace most of the existing revenue recognition requirements in U.S. GAAP. This update is currently effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, although the FASB has proposed a one year deferral. The Company is currently assessing the effect that adoption of the new standard, including possible transition alternatives, will have on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-10, Development Stage Entities (Topic 915), which removes the definition of a development stage entity from the ASC, thereby removing the financial reporting distinction between development stage entities and other reporting entities. A development stage company was defined as an entity devoting substantially all of its efforts to establishing a new business for which either (a) operations have not commenced or (b) the operations have commenced, but there is no significant revenue yet being generated. Due to these companies being in a position where their cash flows and liquidity positions are extremely critical, the FASB has updated the accounting standards to ease the burden on these companies by passing ASU 2014-10. The general goal of the FASB was to improve financial reporting for these early-stage companies by reducing the cost and complexity associated with the incremental reporting requirements

The major changes as a result of the ASU eliminate the requirements for these entities to (a) present inception-to-date information in the statements of income, cash flows and shareholder’s equity, (b) label the financial statements as those of a development stage company, (c) disclose a description of the development stage activities in which the entity is engaged in the financial statement footnotes and (d) disclose in the financial statements the first year in which the entity exits the development stage. For public business entities, these amendments are effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. For other entities, the amendments are effective for annual reporting periods beginning after December 15, 2014, and interim reporting periods beginning after December 15, 2015. For either the public or non-public entities, the entity must apply these amendments retrospectively to maintain consistency. In addition, the ASU states that early application may be permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued or made available for issuance.

The Company implemented the early adoption application as of December 31, 2013 and 2014, and for the years then ended.

In August 2014, the FASB issued ASU 2014-15, which requires management of public companies to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued and, if so, to disclose that fact. Management will be required to make this evaluation for both annual and interim reporting periods, if applicable. Management is also required to evaluate and disclose whether its plans alleviate that doubt. The standard is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations or related financial statement disclosures.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

3. Common Stock

As of December 31, 2013 and 2014, the authorized capital stock of the Company included 48,500,000 and 65,000,000, respectively, shares of common stock, par value $0.0001 per share (“Common Stock”).

The voting, dividend and liquidation rights of the holders of shares of Common Stock are subject to and qualified by the rights, powers and preferences of shares of convertible preferred stock. The Common Stock has the following characteristics:

Voting—The holders of shares of Common Stock are entitled to one vote for each share of Common Stock.

The number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Company’s convertible preferred stock and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Dividends—Holders of the shares of Common Stock are entitled to receive any dividends declared by the Board of Directors from funds legally available for such dividends.

Liquidation—Upon liquidation, holders of shares of Common Stock are entitled to a pro rata share in any distribution available to common stockholders, subject to the liquidation rights of the holders of the Company’s convertible preferred stock.

Common Stock Reserved for Future Issuance

As of December 31, 2013 and 2014, based on the authorized shares for each series, the Company has reserved the following shares of Common Stock for future issuance:

	December 31,
	2013	2014
Conversion of Series A Convertible Preferred Stock	2,670,000	2,670,000
Conversion of Series B Convertible Preferred Stock	6,362,658	6,362,658
Conversion of Series C Convertible Preferred Stock	6,088,307	20,032,078
Shares reserved under 2010 Equity Incentive Plan	5,200,000	7,200,000
Shares reserved for issuance to Potentia Pharmaceuticals, Inc. (Note 12)	—	8,200,000

Total	20,320,965	44,464,736

4. Convertible Preferred Stock

As of December 31, 2013, the authorized capital stock of the Company included 30,750,000 shares of convertible preferred stock, par value $0.0001 per share, of which: (i) 2,670,000 shares were designated as Series A convertible preferred stock (“Series A Convertible Preferred Stock”) of which 2,670,000 were outstanding, (ii) 7,280,000 shares were designated as Series B convertible preferred stock (“Series A Convertible Preferred Stock”), of which 6,362,658 were outstanding; and (iii) 20,800,000 shares were designated as Series C convertible preferred stock (“Series A Convertible Preferred Stock,” and together with the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, the “Convertible Preferred Stock”) of which 6,088,307 were outstanding.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

As of December 31, 2014, the authorized capital stock of the Company included 38,700,000 shares of preferred stock, par value $0.0001 per share, of which: (i) 2,670,000 shares were designated as Series A Convertible Preferred Stock of which 2,670,000 were outstanding, (ii) 7,280,000 shares were designated as Series B Convertible Preferred Stock of which 6,362,658 were outstanding; and (iii) 28,750,000 shares were designated as Series C Convertible Preferred Stock of which 20,032,078 were outstanding.

Series A Convertible Preferred Stock

Between May 2010 and December 2010, the Company issued 2,670,000 shares of Series A Convertible Preferred Stock to private investors at $1.00 per share for aggregate proceeds of $2,670,000, less issuance costs of $15,595.

Series B Convertible Preferred Stock

Between May 2011 and August 2011, the Company issued 4,545,443 shares of Series B Convertible Preferred Stock to private investors at $1.10 per share for aggregate proceeds of $5,000,000, less issuance costs of $37,555.

Between July 2012 and December 2012, the Company issued an additional 1,817,215 shares of Series B Convertible Preferred Stock to private investors at $1.10 per share for aggregate proceeds of $1,998,937, less issuance costs of $17,209. Purchasers of Series B Convertible Preferred Stock were given the right to convert shares of Series B Convertible Preferred Stock purchased during this period into subsequently issued securities on a dollar for dollar basis. These purchasers elected not to convert their Series B Convertible Preferred Stock into Series C Convertible Preferred Stock prior to the August 2013 Series C Convertible Preferred Stock financing.

Series C Convertible Preferred Stock

On August 2, 2013, the Company issued 4,800,000 shares of Series C Convertible Preferred Stock at $1.25 per share for aggregate proceeds of $6,000,000, less issuance costs of $145,575, pursuant to a Series C Preferred Stock Purchase Agreement (the “Series C Preferred Stock Purchase Agreement”). At the time of this sale the Company had the obligation to offer to each existing holder of the Series B Convertible Preferred Stock the right to purchase Series C Convertible Preferred Stock at $1.25 per share within 20 days, in an aggregate amount of up to 1,600,000 shares (the “Rights Offering”), in accordance with the terms of the stockholders’ agreement in place at that time. The Series C Preferred Stock Purchase Agreement incorporated the terms of the Rights Offering and allowed the Company to offer to sell additional Series C Convertible Preferred Stock to one or more new purchasers within 45 days if the full amount of Rights Offering was not purchased by the holders of the Series B Convertible Preferred Stock, which the Company concluded should be accounted for as a freestanding financial instrument.

On August 21, 2013, the Company issued 1,288,307 shares of Series C Convertible Preferred Stock at $1.25 per share for aggregate proceeds of $1,610,390, less issuance costs of $28,604, in accordance with the terms of the Series C Preferred Stock Purchase Agreement.

The investors in Series C Convertible Preferred Stock agreed to purchase additional shares at a price of $1.25 per share upon the achievement of certain defined milestones in accordance with the Series C Preferred Stock Purchase Agreement. Additionally, if the Company had failed to achieve the milestones by February 28, 2014, investors would have retained the option to purchase additional shares of Series C Convertible Preferred

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

Stock for $1.25 per share, which is at the same price as the previously issued shares (collectively the “Series C Second Tranche Right”) under the terms of the Series C Preferred Stock Purchase Agreement. The Company concluded the Series C Second Tranche Right should be accounted for as a freestanding financial instrument, and allocated $274,056 of the proceeds to the Series C Second Tranche Right based on the fair value at issuance.

Between July 2014 and September 2014, in accordance with the Series C Preferred Stock Purchase Agreement, the Company issued an additional 8,305,672 shares of Series C Convertible Preferred Stock at $1.25 per share for aggregate proceeds of $10,382,097, plus the bifurcated Series C Second Tranche Right of $274,056, less issuance costs of $1,276.

On November 25, 2014, the Company executed a Series C Preferred Tranche 3 Stock Purchase Agreement and issued in December 2014 an additional 5,638,099 shares of Series C Convertible Preferred Stock to a group of investors for a purchase price of $1.50 per share, less issuance costs of $6,480. The Series C Preferred Tranche 3 Stock Purchase Agreement allowed the Company to offer to sell additional shares in subsequent closings up through May 29, 2015, up to 14,333,333 shares at $1.50 per share at the mutual option of the Company and investors. As part of this share total, Morningside Venture Investments, Ltd. (“MVIL”) was obligated to purchase an additional 3,333,333 shares of Series C Convertible Preferred Stock on or prior to March 31, 2015 and 2,666,667 shares of Series C Convertible Preferred Stock on or prior to May 29, 2015 at $1.50 per share (the “Series C Third Tranche Right”), which the Company concluded should be accounted for as a freestanding financial instrument. The Company allocated $2,112 of the proceeds to the Series C Third Tranche Right based on the fair value at issuance.

MVIL subsequently performed its commitments by purchasing 3,333,333 shares of Series C Convertible Preferred Stock on March 31, 2015, and 2,666,667 shares of Series C Convertible Preferred Stock on May 29, 2015.

The rights, preferences and privileges of the Convertible Preferred Stock are as follows:

Voting Rights—All holders of Convertible Preferred Stock and Common Stock will vote together on an as-converted basis as a single class, except as specifically set forth in the Certificate of Incorporation.

So long as 1,920,000 shares of Series C Convertible Preferred Stock (subject to appropriate adjustments for stock splits and the like) remain outstanding, the Series C Convertible Preferred Stock as a class will be entitled to elect two members of the Board of Directors.

The Company will not without the written consent of holders of at least a majority of the outstanding shares of the Series C Convertible Preferred Stock, liquidate, dissolve or wind-up the affairs of the Company, or effect any merger, sale, lease, transfer exclusive license or other disposition of all or substantially all of the assets of the Company; amend the Certificate of Incorporation or Bylaws of the Company; authorize or issue any security having rights, preferences or privileges senior to or on parity with the Series C Convertible Preferred Stock; increase the authorized number of shares of Series C Convertible Preferred Stock; pay any dividend; authorize any debt security; create or hold capital stock in any subsidiary that is not a wholly owned subsidiary; or dispose of any subsidiary stock or all or substantially all of any subsidiary assets.

Under the Voting Agreement dated November 25, 2014 (the “Voting Agreement”), the stockholders have agreed to vote their shares in favor of a Deemed Liquidation Event, as defined by the certificate of incorporation as amended to date (or other transaction in which at least a majority of the voting power of the Company is transferred), that has been approved by the Board of Directors and the holders of a majority of the outstanding shares of Convertible Preferred Stock.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

Under the Voting Agreement, the Board of Directors and the holders of a majority of the outstanding shares of Convertible Preferred Stock may require that the Company initiate a process to sell the Company. If the Board of Directors does not subsequently recommend the sale of the Company, the Board of Directors and the holders of a majority of the outstanding shares of Convertible Preferred Stock may require that the Company subsequently initiate the process again.

The Voting Agreement will terminate upon the earliest to occur of: (i) an automatic conversion of Convertible Preferred Stock; (ii) a Deemed Liquidation Event; (iii) with respect to any individual holder, upon any mandatory conversion of its shares pursuant to the obligations under the Series C Preferred Stock Purchase Agreement; or (iv) immediately prior to the closing of a firm commitment underwritten public offering with a price of at least $3.75 per share and gross proceeds to the Company of not less than $40 million dollars (a “Qualified Public Offering”).

Dividends—The Convertible Preferred Stock will not accrue any dividends. The holders of the Convertible Preferred Stock will be entitled to participate pro rata in any dividends payable to holders of shares of Common Stock on an as-converted basis.

Liquidation Preference—In the event of a liquidation, dissolution or winding up of the Company, the proceeds shall be paid in the following order of priority:

First, the holders of Series C Convertible Preferred Stock will be paid the higher of (i) one times the Series C Issue Price on each share of Series C Convertible Preferred Stock ($1.25), and (ii) the amount that they would be paid if they first converted their shares of Series C Convertible Preferred Stock into Common Stock immediately prior to voluntary or involuntary liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event.

Second, the holders of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will be paid the higher of (i) one times the original purchase price of each share of Series A Convertible Preferred Stock ($1.00) or Series B Convertible Preferred Stock ($1.10), as applicable, and (ii) the amount that they would be paid if they first converted their shares of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, as applicable, into Common Stock immediately prior to voluntary or involuntary liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event.

Upon the completion of the distributions to the holders of Convertible Preferred Stock set forth above, then the assets and funds of the Company shall be distributed ratably to the holders of Common Stock.

Conversion—The Convertible Preferred Stock initially converts to Common Stock in a ratio of 1:1 at any time at the option of the holder, subject to certain adjustments for stock dividends, splits, combinations and other similar events.

All shares of Convertible Preferred Stock will automatically be converted into Common Stock at the then applicable conversion ratio, upon the closing of the Qualified Public Offering. Additionally, all shares of the applicable series of Convertible Preferred Stock will automatically convert into Common Stock at the then applicable conversion ratio (i) in the case of Series C Convertible Preferred Stock, upon the written consent of holders of a majority of the shares of Series C Convertible Preferred to convert the Series C Convertible Preferred Stock, or (ii) in the case of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, upon the written consent of the holders of at least 60% of the shares of Series A and Series B Convertible Preferred Stock (voting together), to convert the Series A and Series B Convertible Preferred Stock.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

5. Accrued Expenses

Accrued expenses are as follows:

	December 31,
	2013	2014
Accrued research and development	$313,313	$297,709
Accrued vacation	6,904	15,638
Other	2,869	16,655

Total	$323,086	$330,002

6. License Agreements

The Company is party to a license agreement with The Trustees of the University of Pennsylvania, a Pennsylvania nonprofit organization (“UPenn”), for an exclusive, worldwide license, to specified patent rights for the development and commercialization of products in fields of use other than ophthalmology that incorporate certain intellectual property owned by UPenn. The Company is required to pay annual maintenance fees of $100,000 until the first sale of a licensed product. The Company is required to make milestone payments to UPenn aggregating up to $1,650,000 based upon the achievement of specified development and regulatory approval milestones, and up to $2,500,000 based upon the achievement of specified annual sales milestones with respect to each of the first two licensed products. The license agreement also requires the Company to pay low single-digit royalties to UPenn based on net sales of each licensed product by the Company and its affiliates and sublicensees and specified minimum quarterly royalty thresholds. In addition, the Company is obligated to pay UPenn a specified portion of income it receives from sublicensees. The Company recorded annual expense of $100,000 related to this license agreement during the years ended December 31, 2013 and 2014, which was classified as research and development in the consolidated statements of operations and comprehensive loss.

7. 401(k) Profit Sharing Plan and Trust

On July 1, 2010, the Company adopted an employee profit-sharing plan (the “401(k) Plan”), qualified under Section 401(k) of the Internal Revenue Code (the “IRC”). All of the Company’s full-time employees who have attained the age of 21 are eligible to participate in the Plan immediately upon employment. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) Plan. In 2013 and 2014, the Company recorded, in general and administrative expense, $14,144 and $16,522, respectively, for employer matching contributions made to the 401(k) Plan, but did not authorize any discretionary employer profit sharing contributions in 2013 or 2014.

8. Income Taxes

The Company’s income tax provision is computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. For the years ended December 31, 2013 and 2014, there was no current or deferred income tax expense or benefit due to the Company’s net losses and increases in its deferred tax asset valuation allowance, except that, for 2014, the Company recognized income tax benefit related to its application for a refundable Australian research and development credit of $443,340, which is reflected on the 2014 consolidated balance sheet as an income tax receivable.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Current:
Accrual to cash adjustment	$102,757	$334,028

Current deferred tax assets	102,757	334,028

Noncurrent:
Equipment	(731)	(2,861)
Intangible assets	60,166	53,833
Share-based compensation	448,083	669,538
Contribution carryforwards	1,900	13,490
Net operating loss carryforwards	4,583,410	7,935,960
Research and development credits	488,369	847,163

Noncurrent deferred tax assets	5,581,197	9,517,123

	5,683,954	9,851,151
Less valuation allowance	(5,683,954)	(9,851,151)

Net deferred tax assets	$—	$—

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company cannot be certain that future taxable income will be sufficient to realize its deferred tax assets, and accordingly a full valuation allowance has been provided on its deferred tax assets.

At December 31, 2013 and December 31, 2014, the Company had $12,061,606 and $20,884,105, respectively, of net operating loss carryforwards. The Company also had $847,000 of federal research and development tax credit carryforwards as of December 31, 2014. The net operating loss and research and development tax credit carryforwards begin to expire in 2030, and will be utilized for tax purposes at such time the Company generates taxable income.

Under the provisions of the IRC, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the IRC, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed several rounds of financing since its inception, which may have resulted in a change in control as defined by the IRC, or could result in a change in control in the future.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

The Company has generated research credits but has not conducted a detailed study to document its qualified activities. A detailed study could result in an adjustment to the Company’s research and development credit carryforwards; however, until such a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2013 and 2014, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company’s consolidated statements of operation and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction, and applicable state jurisdictions. The Company’s 2011 through 2014 tax years remain open and subject to examination by federal and state taxing authorities. Federal and state net operating losses are subject to review by taxing authorities in the year utilized.

9. Commitments and Contingencies

The Company leases office space in Crestwood, Kentucky (the “Lease”), which is accounted for as an operating lease. In May 2014, the Company entered into a Second Amendment to its Lease (the “Second Amendment”) for additional office space contiguous to its current office space in Crestwood, Kentucky. The Second Amendment includes an additional 1,693 square feet of office space, with an estimated occupancy date of September 2014, and extended the term of the Lease through August 2017. The Second Amendment provides for additional monthly lease payments of $2,398 for the 1,693 square feet for the first seventeen months and provides for an annual rent escalation in the last year. The monthly rent on the existing 2,107 square feet will remain at $2,985 through February 2016, and increases to $3,160 through August 2017, the expiration of the lease. The Second Amendment includes a tenant’s contribution for leasehold improvements in the amount of $77,395, which is accounted for as prepaid rent and a reduction in monthly rent expense over the term of the lease. Lease expense for the years ended December 31, 2013 and 2014, on a straight-line basis, was $33,118 and $43,795, respectively.

At December 31, 2014, the Company’s future minimum payments required under these leases are as follows:

2015	$64,600
2016	67,767
2017	45,600

$177,967

The Company contracts with various organizations to conduct research and development activities with remaining contract costs to the Company of $547,000 and $1,042,000 at December 31, 2013 and 2014, respectively. The scope of the services under the research and development contracts can be modified and the contracts cancelled by the Company upon written notice. In some instances, the contracts may be cancelled by the third party upon written notice.

Indemnifications—In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

defend indemnified parties for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company currently has directors’ and officers’ insurance.

Legal—During the normal course of business, the Company may be a party to legal claims that may not be covered by insurance. Management does not believe that any such claims would have a material impact on the Company’s financial statements.

Other Commitments—The Company has various manufacturing, clinical, research and other contracts with vendors in the conduct of the normal course of its business. All contracts are terminable, with varying provisions regarding termination. If a contract with a specific vendor were to be terminated, the Company would only be obligated for the products or services that the Company had received at the time that the termination became effective as well as non-cancelable and non-refundable payment obligations incurred by the vendor for products or services before the termination became effective. In the case of terminating a clinical trial agreement at a particular site, the Company would also be obligated to provide continued support for appropriate medical procedures at that site until completion or termination.

10. Share-based Compensation

The Company’s board of directors adopted, and its stockholders approved, its equity incentive plan in 2010 (as amended, the “Plan”). The board of directors amended the Plan on July 19, 2013 and November 24, 2014 in order to increase the number of shares of Common Stock reserved for issuance thereunder to 5,200,000 and 7,200,000, respectively, and the stockholders approved these amendments on July 22, 2013 and November 24, 2014, respectively. There are 5,200,000 and 7,200,000 shares of Common Stock that are reserved for issuance under the Plan at December 31, 2013 and 2014, respectively. The Plan allows for the grant of incentive stock options and non-qualified stock options to purchase Common Stock for employees, directors and consultants under terms and conditions established by the board of directors. Incentive stock options and nonqualified stock options will be granted at an exercise price that is no less than 100% of the estimated fair value per share of the Common Stock on the date of grant. If an individual owns capital stock representing more than 10% of the voting shares, the price of each share will be at least 110% of the fair value on the date of grant. The board of directors retrospectively determined the fair value of Common Stock with the assistance of a third-party specialist. Options expire after 10 years. The board of directors determines the period over which the options vest and become exercisable. Shares issued upon exercise of unvested options shall be subject to the Company’s right to repurchase at the initial purchase price under specified circumstances.

Stock Options—The options granted to employees, directors and non-employees vest over a period of 48 months. Options granted on or after December 12, 2013 vest in installments of (i) 25% at the one year anniversary and (ii) in either 36 equal monthly or 12 equal quarterly installments beginning in the thirteenth month after the initial vesting commencement date (as defined) subject to the employee’s continuous service with the Company. Options granted before December 12, 2013 vest over four years in equal annual installments of 25% at each anniversary of the grant date. Non-employee awards are re-measured at fair value until a performance commitment is reached or counterparty performance is complete.

Most of the Company’s options become fully vested upon the occurrence of a change in control, as defined in the Plan. The balance of the Company’s options become vested and exercisable for an additional 25% of the unvested shares underlying the grant upon a change of control.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

The following table summarizes the Company’s stock option activity:

	Shares	Weighted- Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted- Average Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding, December 31, 2012	2,156,500	$1.00	$0.76	7.08	$—
Granted	2,479,062	1.25	0.68	—	—
Exercised	—	—	—	—	—
Forfeited	(131,500)	1.00	0.76	—	—
Expired/cancelled	—	—	—	—	—

Outstanding, December 31, 2013	4,504,062	1.14	0.71	8.43	—
Granted	550,000	1.43	0.86	—	—
Exercised	—	—	—	—	—
Forfeited	(56,250)	1.00	0.72	—	15,186
Expired/cancelled	—	—	—	—	—

Outstanding, December 31, 2014	4,997,812	1.17	0.73	7.52	578,128

Options exercisable, December 31, 2013	1,501,562	1.00	0.76	6.51	—

Expected to vest, December 31, 2013	3,002,500	1.21	0.69	9.39	—

Options exercisable, December 31, 2014	2,570,937	1.06	0.74	5.98	531,965

Expected to vest, December 31, 2014	2,426,875	1.29	0.72	9.14	46,163

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Common Stock, as of December 31, 2014. Estimated fair values of the Common Stock at the time of the grants between May 12, 2010 and December 31, 2014, were between $0.80 and $1.25. No options were exercised during the years ended December 31, 2013 and 2014.

Total share-based compensation expense recognized was as follows:

	Year Ended December 31,
	2013	2014
Research and development	$42,500	$81,458
General and administrative	229,341	577,696

Total share-based compensation expense	$271,841	$659,154

At December 31, 2013 and 2014, the total unrecognized compensation expense related to unvested options, net of estimated forfeitures, was $1,884,263 and $1,727,686, respectively, which the Company expects to recognize over an estimated weighted-average period of 3.14 and 3.39 years, respectively. As of December 31, 2014, the future amortization of these unearned share-based compensation costs will be $558,696 in 2015, $538,065 in 2016, $534,925 in 2017 and $96,000 in 2018.

In determining the fair value of the stock-based awards, the Company uses the Monte Carlo simulation method and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

Expected Term—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using a probability weighted time to a liquidity event of each grant date.

Expected Volatility—Since the Company is not yet a public company and does not have any trading history for its Common Stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biopharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend—The Company has never paid dividends on its Common Stock and has no plans to pay dividends on its Common Stock. Therefore, the Company used an expected dividend yield of zero.

The assumptions used in the Monte Carlo simulation method to estimate the grant date fair value of options granted to employees and non-employees are as follows:

	Year Ended December 31,
	2013	2014
Risk-free interest rate	0.64-1.13%	1.32-1.73%
Dividend yield	0%	0%
Volatility	103.0-109.0%	94.0-102.4%
Expected terms (years)	4.18-4.36	4.11-6.20

11. Net Loss per Share and Pro Forma Net Loss per Common Share (Unaudited)

The following table presents the calculation of basic and diluted net loss per common share:

	Year Ended December 31,
	2013	2014
Numerator:
Net loss and comprehensive loss	$(3,961,568)	$(10,788,483)
Denominator:
Weighted-average number of common shares used in net loss per common share—basic and diluted	9,776,198	9,776,198

Net loss per common share—basic and diluted	$(0.41)	$(1.10)

The shares outstanding at the respective periods presented below were excluded from the calculation of diluted net loss per share, prior to the use of the treasury stock method, due to their anti-dilutive effect:

	Year Ended December 31,
	2013	2014
Convertible preferred stock	15,120,965	29,064,736
Common stock under option	4,504,062	4,997,812

Total	19,625,027	34,062,548

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

Pro Forma Net Loss per Common Share (Unaudited)

The Company has presented pro forma basic and diluted net loss per common share, which has been computed to give effect to the conversion of all shares of convertible preferred stock outstanding as of December 31, 2014 into shares of Common Stock as if such conversion had occurred as of January 1, 2014 or the original date of issuance, if later. The following table sets forth the computation of the Company’s pro forma basic and diluted net loss per common share:

Year Ended December 31, 2014
Net loss used in computing net loss per common share, basic and diluted	$(10,788,483)

Shares used in computing net loss per common share, basic and diluted	9,776,198
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	18,960,028

Shares used in computing pro forma net loss per common share, basic and diluted	28,736,226

Pro forma net loss per common share, basic and diluted	$(0.38)

12. Related Parties

The Company provides office space and certain administrative services to four related companies: Apellis Holdings, LLC; Potentia; Revon Systems, LLC; and Liberate Medical, LLC, where three board members or officers of the Company are also board members and significant equity owners in the related companies. Allocations for the office space and certain administrative expenses are made to these four related entities. These allocation amounts are not considered material to the consolidated balance sheets or consolidated statements of operations and comprehensive loss. The aggregate related party receivable at December 31, 2013 and 2014 was $25,467 and $18,204, respectively. The aggregate amount of related party allocations included in general and administrative expense in the statements of operations and comprehensive loss for the years ended December 31, 2013 and 2014 was $40,700 and $31,888, respectively.

In September 2014, the Company entered into an agreement with Potentia, under which the Company agreed to purchase the assets of Potentia, including the exclusive license to use the active component of APL-2 in ophthalmic indications and other related intellectual property, in exchange for 8,200,000 shares of Common Stock. The acquisition was approved by the boards of directors of the Company and Potentia. On September 8, 2015, the Company completed its acquisition of the assets of Potentia and issued to Potentia 8,200,000 shares of its Common Stock, which the Company determined with the assistance of a third-party specialist to have a fair value of $26,486,000. As there were no integrated sets of activities and assets representing inputs and processes that would constitute a business under ASC 805, Business Combinations (“ASC 805”), the Company accounted for the transaction as an asset acquisition in accordance with the authoritative guidance contained in ASC 805. In-process research and development expense of $26,486,000 related to the asset acquisition was recognized in the Company’s consolidated statement of operations and comprehensive loss in September 2015. At the closing of the acquisition, Potentia and the Company entered into a Voting Agreement, pursuant to which Potentia agreed that in any matters submitted to a vote of the holders of the Company’s Common Stock, Potentia would vote the 8,200,000 shares received as consideration for the asset purchase in the same ratio as the remaining holders of the Company’s Common Stock vote their shares.

Under the asset purchase agreement, the Company has assumed the payment obligations of Potentia under contracts with third-party vendors providing legal, research or clinical development services with respect to ongoing development activities. These contracts were terminable by Potentia for convenience at any time.

APELLIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

However, the contracts have been neither assigned to the Company nor terminated by Potentia, and the third-party vendors continued to perform the services. Although the Company has not assumed these agreements pursuant to the asset purchase agreement, the Company has agreed to make certain payments under such agreements on Potentia’s behalf pending the closing of the transaction. The Company recognized expenses related to this arrangement of $526,316, for the year ended December 31, 2014.

At the closing of the acquisition, the Company became party to a license agreement with UPenn for an exclusive, worldwide license to specified patent rights for the development and commercialization of products in the ophthalmological field of use that incorporate certain intellectual property owned by UPenn. The Company is required to pay annual maintenance fees of $100,000 until the first sale of a licensed product. The Company is required to make milestone payments to UPenn aggregating up to $3,200,000 based upon the achievement of specified development and regulatory milestones, and up to $5,000,000 based upon the achievement of specified annual sales milestones with respect to each licensed product, and to pay low single-digit royalties to UPenn based on net sales of each licensed product by the Company and its affiliates and sublicensees and specified minimum quarterly royalty thresholds. In addition, the Company is obligated to pay UPenn a specified portion of income it receives from sublicensees.

13. Subsequent Events

Subsequent events have been evaluated through the date these financial statements were submitted within the Registration Statement on Form S-1 to the Securities and Exchange Commission.

In April 2015, the Company entered into a Third Amendment to Lease for additional office space contiguous to its current office space in Crestwood, Kentucky (“Third Amendment”). The Third Amendment includes leasing an additional 3,325 square feet of office space, with an estimated occupancy date of August 1, 2015, and extended the term of the Lease through July 14, 2018. The Third Amendment provides for additional monthly lease payments of $4,710 for the 3,325 square feet for the first seven months and $4,987 per month thereafter. The monthly rent on the existing 3,800 square feet will remain at $5,383 through February 2016, and increases to $5,700 through July 2018, the expiration of the lease. The Third Amendment includes a tenant’s contribution for leasehold improvements in the amount $207,788, which will be accounted for as prepaid rent and a reduction in monthly rent expense over the term of the lease.

APELLIS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2014	September 30, 2015	Pro Forma Stockholders’ Equity at September 30, 2015
Assets
Current assets:
Cash and cash equivalents	$13,622,995	$10,032,116
Other receivable	22,510	280,675
Income tax receivable	443,340	1,268,941
Deferred issuance costs	—	1,664,566
Prepaid expenses	137,354	266,425
Other current assets	21,143	58,915

Total current assets	14,247,342	13,571,638
Equipment, net	21,675	20,642
Other assets	37,221	149,900

Total assets	$14,306,238	$13,742,180

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$751,529	$1,267,841
Accrued expenses	330,002	1,388,539

Total current liabilities	1,081,531	2,656,380

Stockholders’ equity:
Series A convertible preferred stock, $0.0001 par value; 2,670,000 shares authorized at December 31, 2014 and September 30, 2015; 2,670,000 issued and outstanding at December 31, 2014 and September 30, 2015; no shares issued and outstanding pro forma (unaudited); liquidation value of $2,670,000 at September 30, 2015	2,654,405	2,654,405	$—
Series B convertible preferred stock, $0.0001 par value; 7,280,000 shares authorized at December 31, 2014 and September 30, 2015; 6,362,658 issued and outstanding at December 31, 2014 and September 30, 2015; no shares issued and outstanding pro forma (unaudited); liquidation value of $6,998,924 at September 30, 2015	6,944,148	6,944,148	—
Series C convertible preferred stock, $0.0001 par value; 20,800,000 and 28,750,000 shares authorized at December 31, 2014 and September 30, 2015, respectively; 20,032,078 and 26,215,411 issued and outstanding at December 31, 2014 and September 30, 2015, respectively; no shares issued and outstanding pro forma (unaudited); liquidation value of $32,769,264 at September 30, 2015	26,265,595	35,542,707	—
Series C Tranche Right	2,112	—	—
Common stock, $0.0001 par value; 48,500,000 and 65,000,000 shares authorized at December 31, 2014 and September 30, 2015, respectively; 9,776,198 and 17,977,760 shares issued and outstanding at December 31, 2014 and September 30, 2015, respectively; 53,225,829 shares issued and outstanding, pro forma (unaudited) at September 30, 2015	978	1,800	5,323
Additional paid in capital	1,974,435	28,859,818	73,997,555
Accumulated deficit	(24,616,966)	(62,917,078)	(62,917,078)

Total stockholders’ equity	13,224,707	11,085,800	11,085,800

Total liabilities and stockholders’ equity	$14,306,238	$13,742,180	$13,742,180

See accompanying notes to unaudited condensed consolidated financial statements

APELLIS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Nine Months Ended September 30,
	2014	2015

Operating expenses:
Research and development	$6,490,505	$9,801,944
Cost of acquired in-process research and development	—	26,486,000
General and administrative	1,882,666	3,314,232
Depreciation	4,439	6,003

Operating loss	(8,377,610)	(39,608,179)
Other income	30,061	39,125

Loss before income taxes	(8,347,549)	(39,569,054)
Income tax benefit	248,048	1,268,942

Net loss and comprehensive loss	$(8,099,501)	$(38,300,112)

Net loss per common share - basic and diluted	$(0.83)	$(3.66)

Weighted-average number of common shares used in net loss per common share - basic and diluted	9,776,198	10,467,933

Pro forma net loss per common share, basic and diluted		$(0.89)

Weighted-average number of common shares used in computing pro forma net loss per common share, basic and diluted		43,173,572

See accompanying notes to unaudited condensed consolidated financial statements

APELLIS PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock			Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Outstanding Shares	Amount	Outstanding Shares	Amount	Outstanding Shares	Amount	Tranche Right	Outstanding Shares	Amount
Balance at January 1, 2015	2,670,000	$2,654,405	6,362,658	$6,944,148	20,032,078	$26,265,595	$2,112	9,776,198	$978	$1,974,435	$(24,616,966)	$13,224,707
Sale of Series C preferred stock	—	—	—	—	6,183,333	9,277,112	—	—	—	—	—	9,277,112
Series C Third Tranche Right	—	—	—	—	—	—	(2,112)	—	—	—	—	(2,112)
Issuance of common stock upon stock option exercise	—	—	—	—	—	—	—	1,562	2	1,716	—	1,718
Issuance of common stock upon closing Potentia asset purchase, net	—	—	—	—	—	—	—	8,200,000	820	26,394,312	—	26,395,132
Share based compensation	—	—	—	—	—	—	—	—	—	489,355	—	489,355
Net loss	—	—	—	—	—	—	—	—	—	—	(38,300,112)	(38,300,112)

Balance at September 30, 2015	2,670,000	$2,654,405	6,362,658	$6,944,148	26,215,411	$35,542,707	$—	17,977,760	$1,800	$28,859,818	$(62,917,078)	$11,085,800

See accompanying notes to unaudited condensed consolidated financial statements

APELLIS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2014	2015
Operating activities
Net loss	$(8,099,501)	$(38,300,112)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash acquisition of in-process research and development	—	26,486,000
Depreciation	4,439	6,003
Loss on asset disposal	804	—
Share-based compensation	517,834	489,355
Changes in certain operating assets and liabilities:
Other receivable	58,737	(258,165)
Income tax receivable	(248,048)	(825,601)
Prepaid expenses	256,529	(129,071)
Other current assets	(11,008)	(744,234)
Other assets	(73,884)	(112,679)
Accounts payable	701,027	516,312
Accrued expenses	(488,212)	1,058,537

Net cash used in operating activities	(7,381,283)	(11,813,655)

Investing activities
Purchases of equipment	(5,264)	(4,970)

Net cash used in investing activities	(5,264)	(4,970)

Financing activities
Deferred issuance costs	—	(1,048,973)
Proceeds from issuance of common stock	—	1,718
Proceeds from issuance of Series C preferred stock	10,381,300	9,275,001

Net cash provided by financing activities	10,381,300	8,227,746

Net increase (decrease) in cash and cash equivalents	2,994,753	(3,590,879)
Cash and cash equivalents beginning of period	4,758,361	13,622,995

Cash and cash equivalents end of period	$7,753,114	$10,032,116

See accompanying notes to unaudited condensed consolidated financial statements

APELLIS PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2015

1. Nature of Organization and Operations

Apellis Pharmaceuticals, Inc. (the “Company”) is a clinical-stage biopharmaceutical company focused on the discovery and development of novel therapeutic compounds for autoimmune and inflammatory diseases. The Company’s approach is centered on the inhibition of the complement system, which consists of a cascade of interacting proteins and is an integral component of the immune system. The Company is developing its product candidates to inhibit C3, the central protein in the complement cascade. By inhibiting C3, the Company’s product candidates inhibit the principal complement activation pathways and their related effects, which the Company believes may result in both disease control and disease modification. The Company was incorporated on September 25, 2009 under the laws of the State of Delaware and is located in Crestwood, Kentucky. The Company has one wholly-owned foreign subsidiary located in Brisbane, Australia, for the purpose of conducting clinical trials.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), and following the requirements of the Securities and Exchange Commission, or the SEC, for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP have been condensed or omitted, and accordingly the balance sheet as of December 31, 2014, has been derived from audited consolidated financial statements at that date but does not include all of the information required by U.S. GAAP for complete financial statements. These financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the Company’s financial information. The results of operations for the nine months ended September 30, 2015, are not necessarily indicative of the results to be expected for the year ending December 31, 2015, or for any other interim period or for any other future year.

The accompanying unaudited condensed consolidated financial statements and related financial information should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the year ended December 31, 2014, included in this Registration Statement on Form S-1.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenue and expenses in the financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, clinical trial accruals, convertible preferred stock, common stock, income taxes and stock-based compensation. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying condensed consolidated balance sheet as of September 30, 2015, the condensed consolidated statements of operations and comprehensive loss and condensed consolidated statements of cash flows for the nine months ended September 30, 2014 and 2015 and the statement of changes in stockholders’

APELLIS PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2015

equity for the nine months ended September 30, 2015 and related footnote disclosures are unaudited. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of September 30, 2015, and the results of its operations and comprehensive loss and its cash flows for the nine months ended September 30, 2014 and 2015. The results for the nine months ended September 30, 2015 are not necessarily indicative of results to be expected for the year ending December 31, 2015 or any other interim periods or any future year or period.

Unaudited Pro Forma Financial Information

The accompanying unaudited pro forma consolidated balance sheet as of September 30, 2015 has been prepared to give effect to the automatic conversion of all shares of convertible preferred stock outstanding as of September 30, 2015 into 35,248,069 shares of common stock as if the proposed initial public offering had occurred on September 30, 2015. Shares of common stock issued in the proposed initial public offering and any related net proceeds are excluded from the pro forma information.

Deferred Issuance Costs

Deferred issuance costs, consisting primarily of legal, accounting, and filing fees related to the Company’s proposed initial public offering, are capitalized. The deferred issuance costs will be offset against proceeds from the initial public offering upon the completion of the offering. In the event the offering is terminated, all capitalized deferred issuance costs will be expensed.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The standard will apply one comprehensive revenue recognition model across all contracts, entities and sectors. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Once effective, this ASU will replace most of the existing revenue recognition requirements in U.S. GAAP. This update is currently effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, although the FASB has proposed a one year deferral. The Company is currently assessing the effect that adoption of the new standard, including possible transition alternatives, will have on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-10, Development Stage Entities (Topic 915), which removes the definition of a development stage company from the ASC, thereby removing the financing reporting distinction between development stage entities and other reporting entities.

A development stage company was defined as an entity devoting substantially all of its efforts to establishing a new business for which either (a) operations have not commenced or (b) the operations have commenced, but there is no significant revenue yet being generated. Due to these companies being in a position where their cash flows and liquidity positions are extremely critical, the FASB has updated the accounting standards to ease the burden on these companies by passing ASU 2014-10. The general goal of the FASB was to improve financial reporting for these early-stage companies by reducing the cost and complexity associated with the incremental reporting requirements

The major changes as a result of the ASU eliminate the requirements for these entities to (a) present inception-to-date information in the statements of income, cash flows and shareholder’s equity, (b) label the financial statements as those of a development stage company, (c) disclose a description of the development

APELLIS PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2015

stage activities in which the entity is engaged in the financial statement footnotes and (d) disclose in the financial statements the first year in which the entity exits the development stage. For public business entities, these amendments are effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. For other entities, the amendments are effective for annual reporting periods beginning after December 15, 2014, and interim reporting periods beginning after December 15, 2015. For either the public or non-public entities, the entity must apply these amendments retrospectively to maintain consistency. In addition, the ASU states that early application may be permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued or made available for issuance.

The Company implemented the early adoption application as of December 31, 2014 and September 30, 2015, and for the periods then ended.

In August 2014, the FASB issued ASU 2014-15, which requires management of public companies to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued and, if so, to disclose that fact. Management will be required to make this evaluation for both annual and interim reporting periods, if applicable. Management is also required to evaluate and disclose whether its plans alleviate that doubt. The standard is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations or related financial statement disclosures.

3. Balance Sheet Components

Equipment, Net

	December 31,	September 30,
	2014	2015
Computer equipment	$16,943	$18,713
Laboratory equipment	8,348	11,548
Office furniture and equipment	17,891	17,891

	43,182	48,152
Less accumulated depreciation	(21,507)	(27,510)

	$21,675	$20,642

Depreciation expense was $4,439 and $6,003 for the nine months ended September 30, 2014 and 2015, respectively.

Accrued Expenses

Accrued expenses are as follows:

	December 31,	September 30,
	2014	2015
Accrued research and development	$297,709	$744,902
Accrued deferred issuance costs	—	564,931
Accrued vacation	15,638	54,766
Other	16,655	23,940

	$330,002	$1,388,539

APELLIS PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2015

Net Loss per Share

Basic net loss per common share is calculated by dividing net loss by the weighted-average shares outstanding during the period. Diluted net loss per share is calculated by adjusting weighted-average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method. For purposes of the diluted net loss per share calculation, preferred stock and stock options are considered to be common stock equivalents, but have been excluded from the calculation of diluted net loss per share, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share were the same for all periods presented.

4. Convertible Preferred Stock

Series C Convertible Preferred Stock

On November 25, 2014, the Company executed a Series C Preferred Tranche 3 Stock Purchase Agreement that allowed the Company to offer and sell, through May 29, 2015, up to 14,333,333 shares of Series C Convertible Preferred Stock, $0.0001 par value per share (“Series C Convertible Preferred Stock”) at $1.50 per share at the mutual option of the Company and investors. Pursuant to the Series C Preferred Tranche 3 Stock Purchase Agreement, Morningside Venture Investments, Ltd. (“MVIL”) purchased an additional 3,333,333 shares of Series C Convertible Preferred Stock on in March 2015 and 2,666,667 shares of Series C Convertible Preferred Stock in May 2015 at $1.50 per share (the “Series C Third Tranche Right”), which the Company concluded should be accounted for as a freestanding financial instrument. The Company allocated $2,112 of the proceeds to the Series C Third Tranche Right based on the fair value at issuance.

Because MVIL held more than 5% of the outstanding capital stock, on an as-converted basis, before the execution of the Series C Preferred Stock Purchase Agreement and the Series C Preferred Tranche 3 Stock Purchase Agreement, and significantly increased its ownership interest in absolute and percentage terms with each tranche of the offering of Series C Preferred Stock, a majority of the disinterested directors and a majority of the disinterested stockholders approved the terms of each of the Series C Preferred Stock Purchase Agreement and the Series C Preferred Tranche 3 Stock Purchase Agreement.

5. License Agreements

The Company is party to a license agreement with The Trustees of the University of Pennsylvania, a Pennsylvania nonprofit organization (“UPenn”), for the development and commercialization of products that incorporate certain intellectual property owned by UPenn.

6. Income Taxes

The Company’s income tax provision is computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. For the nine months ended September 30, 2014 and 2015, there was no current or deferred income tax expense or benefit due to the Company’s net losses and increases in its deferred tax asset valuation allowance, except that, for the year ended December 31, 2014 and the nine months ended September 30, 2015, the Company recognized income tax benefit related to a refundable Australian research and development credit of $443,340 and $1,268,941, respectively, which is reflected on the consolidated balance sheets as an income tax receivable.

APELLIS PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2015

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2014	September 30, 2015
Deferred tax assets:
Current:
Accrual to cash adjustment	$334,028	$629,902

Current deferred tax assets	334,028	629,902

Noncurrent:
Equipment	(2,861)	(4,459)
Intangible assets	53,833	49,083
Share-based compensation	669,538	813,753
Contribution carryforwards	13,490	17,290
Net operating loss carryforwards	7,935,960	11,356,701
Research and development credits	847,163	1,065,723

Noncurrent deferred tax assets	9,517,123	13,298,091

	9,851,151	13,927,993
Less valuation allowance	(9,851,151)	(13,927,993)

Net deferred tax assets	$—	$—

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company cannot be certain that future taxable income will be sufficient to realize its deferred tax assets, and accordingly a full valuation allowance has been provided on its deferred tax assets. The Company continues to maintain the underlying tax benefits to offset future taxable income, and to monitor the need for a valuation allowance based on the profitability of its future operations.

At September 30, 2014 and 2015, the Company had $18,848,054 and $29,886,054, respectively, of net operating loss carryforwards. The Company also had $756,979 and $1,174,541 of federal research and development tax credit carryforwards as of September 30, 2014 and 2015, respectively. The net operating loss and research and development tax credit carryforwards begin to expire in 2030, and will be utilized for tax purposes at such time the Company generates taxable income.

Under the provisions of the Internal Revenue Code (“IRC”), the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the IRC, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed several rounds of financing since its inception, which may have resulted in a change in control as defined by the IRC, or could result in a change in control in the future.

APELLIS PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2015

For applicable years, the Company generated research credits but has not conducted a detailed study to document its qualified activities. A detailed study could result in an adjustment to the Company’s research and development credit carryforwards; however, until such a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

If applicable, the Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2014 and September 30, 2015, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company’s consolidated statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction, and applicable state jurisdictions. The Company’s 2011 through 2014 tax years remain open and subject to examination by federal and state taxing authorities. Federal and state net operating losses are subject to review by taxing authorities in the year utilized.

The Company pays goods and service tax (“GST”) on certain expenditures in Australia, which is refundable. At September 30, 2015, the Company had $273,341 of GST recorded as a receivable on the consolidated balance sheet. No such amounts were recognized at December 31, 2014.

7. Commitments and Contingencies

In April 2015, the Company entered into a Third Amendment to Lease for additional office space contiguous to its current office space in Crestwood, Kentucky (the “Third Amendment”). The Third Amendment includes leasing an additional 3,325 square feet of office space, with an estimated occupancy date of August 1, 2015, and extended the term of the original lease through July 14, 2018. The Third Amendment provides for additional monthly lease payments of $4,710 for the 3,325 square feet for the first seven months and $4,987 per month thereafter. The monthly rent on the existing 3,800 square feet will remain at $5,383 through February 2016, and increases to $5,700 through July 2018, the expiration of the lease. The Third Amendment includes a tenant’s contribution for leasehold improvements in the amount $207,788, which will be accounted for as prepaid rent and a reduction in monthly rent expense over the term of the lease.

The Company contracts with various organizations to conduct research and development activities. The scope of the services under the research and development contracts can be modified and the contracts cancelled by the Company upon written notice. In some instances, the contracts may be cancelled by the third party upon written notice.

8. Share-Based Compensation

The Company’s board of directors adopted, and its stockholders approved, its equity incentive plan in 2010 (the “Plan”). The board of directors amended the Plan on July 19, 2013 and November 24, 2014 in order to increase the number of shares of Common Stock reserved for issuance thereunder to 5,200,000 and 7,200,000, respectively, and the stockholders approved these amendments on July 22, 2013 and November 24, 2014, respectively. As amended, the Plan allows for the grant of incentive stock options and non-qualified stock options to purchase common stock for employees, directors and consultants under terms and conditions established by the board of directors.

APELLIS PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2015

The following table summarizes the Company’s stock option activity:

	Shares	Weighted - Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted - Average Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding, December 31, 2014	4,997,812	$1.17	$0.73	7.52	$578,128
Granted	450,000	2.26	1.53	9.75	437,500
Exercised	(1,562)	1.10	0.67	—	3,327
Forfeited	(168,750)	1.00	0.72	—	376,313
Expired/cancelled	—	—	—	—	—

Outstanding, September 30, 2015	5,277,500	1.27	0.80	7.26	10,339,700

Options exercisable, September 30, 2015	2,935,468	1.10	0.73	6.12	6,238,914

Expected to vest, September 30, 2015	2,342,032	1.48	0.88	8.68	4,100,786

Total share-based compensation expense recognized was as follows:

	Nine Months Ended September 30,
	2014	2015
Research and development	$51,417	$63,677
General and administrative	466,417	425,678

Total share-based compensation expense	$517,834	$489,355

In determining the fair value of the share-based compensation, the Company uses the Monte Carlo simulation method for grants made on or prior to June 30, 2015 and the Black-Scholes model for grants made on or after July 1, 2015, using the assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

The assumptions used in the Monte Carlo simulation method and the Black-Scholes model to estimate the grant date fair value of options granted to employees and non-employees are as follows:

	Nine Months Ended September 30,
	2014	2015
Risk-free interest rate	1.32%	1.45-1.87%
Dividend yield	0%	0%
Volatility	102.4%	78.3-93.5%
Expected terms (years)	4.11	5.40-6.20

APELLIS PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2015

9. Net Loss per Share and Pro Forma Net Loss per Common Share

The following table presents the calculation of basic and diluted net loss per common share:

	Nine Months Ended September 30,
	2014	2015
Numerator:
Net loss and comprehensive loss	$(8,099,501)	$(38,300,112)
Denominator:
Weighted-average number of common shares used in net loss per common share—basic and diluted	9,776,198	10,467,933

Net loss per share—basic and diluted	$(0.83)	$(3.66)

Pro Forma Net Loss per Common Share

The Company has presented pro forma basic and diluted net loss per common share, which has been computed to give effect to the conversion of all shares of convertible preferred stock outstanding as of September 30, 2015 into shares of Common Stock as if such conversion had occurred as of January 1, 2015 or the original date of issuance, if later. The following table sets forth the computation of the Company’s pro forma basic and diluted net loss per common share:

Nine Months Ended September 30, 2015
Net loss used in computing net loss per common share, basic and diluted	$(38,300,112)

Shares used in computing net loss per common share, basic and diluted	10,467,933
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	32,705,639

Shares used in computing pro forma net loss per common share, basic and diluted	43,173,572

Pro forma net loss per common share, basic and diluted	$(0.89)

10. Related Parties

The Company provides office space and certain administrative services to four related companies: Apellis Holdings, LLC; Potentia; Revon Systems, LLC; and Liberate Medical, LLC, where three board members or officers of the Company are also board members and significant equity owners in the related companies. Allocations for the office space and certain administrative expenses are made to these four related entities. These allocation amounts are not considered material to the consolidated balance sheets or consolidated statements of operations and comprehensive loss.

In September 2014, the Company entered into an agreement with Potentia, under which the Company agreed to purchase the assets of Potentia, including the exclusive license to use the active component of APL-2 in ophthalmic indications and other related intellectual property, in exchange for 8,200,000 shares of Common Stock. The acquisition was approved by the boards of directors of the Company and Potentia. On September 8, 2015, the Company completed its acquisition of the assets of Potentia and issued to Potentia 8,200,000 shares of its Common Stock, which the Company determined with the assistance of a third-party specialist to have a fair value of $26,486,000. As there were no integrated sets of activities and assets representing inputs and processes that would constitute a business under ASC 805, Business Combinations (“ASC 805”), the Company accounted

APELLIS PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2015

for the transaction as an asset acquisition in accordance with the authoritative guidance contained in ASC 805. In-process research and development expense of $26,486,000 related to the asset acquisition was recognized in the Company’s consolidated statement of operations and comprehensive loss in September 2015. At the closing of the acquisition, Potentia and the Company entered into a Voting Agreement, pursuant to which Potentia agreed that in any matters submitted to a vote of the holders of the Company’s Common Stock, Potentia would vote the 8,200,000 shares received as consideration for the asset purchase in the same ratio as the remaining holders of the Company’s Common Stock vote their shares.

Under the asset purchase agreement, the Company has assumed the payment obligations of Potentia under contracts with third-party vendors providing legal, research or clinical development services with respect to ongoing development activities. These contracts were terminable by Potentia for convenience at any time. However, the contracts have been neither assigned to the Company nor terminated by Potentia, and the third-party vendors continued to perform the services. Although the Company has not assumed these agreements pursuant to the asset purchase agreement, the Company has agreed to make certain payments under such agreements on Potentia’s behalf pending the closing of the transaction. The Company recognized expenses related to this arrangement of $874,427 for the nine month period ended September 30, 2015.

At the closing of the acquisition, the Company became party to a license agreement with UPenn for an exclusive, worldwide license to specified patent rights for the development and commercialization of products in the ophthalmological field of use that incorporate certain intellectual property owned by UPenn.

11. Subsequent Events

Subsequent events have been evaluated through the date these financial statements were submitted within the Registration Statement on Form S-1 to the Securities and Exchange Commission.

             Shares

Apellis Pharmaceuticals, Inc.

Common Stock

PRELIMINARY  PROSPECTUS

                    , 2015

Citigroup

Barclays

Leerink Partners

Through and including                     ,                     (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the NASDAQ listing fee.

Amount
Securities and Exchange Commission registration fee	$8,686
Financial Industry Regulatory Authority, Inc. filing fee	13,438
NASDAQ listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer Agent’s fees and expenses	*
Printing and engraving expenses	*
Miscellaneous fees and expenses	*

Total expenses	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Upon completion of this offering, our certificate of incorporation will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon the completion of this offering, our certificate of incorporation will provide that we will indemnify each person who was or is a party or threatened to be made a party or is involved in to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation that will be effective upon the closing of the offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such director or officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or officers.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock and shares of our preferred stock, and stock options granted, by us within the past three years that were not registered under the Securities Act. Included is the consideration, if any, we received for such shares and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuance of shares of common and preferred stock

Between July 2012 and December 2012, we issued and sold 1,817,215 shares of series B convertible preferred stock to 15 private investors at a purchase price of $1.10 per share for aggregate proceeds of $1,998,937.

On August 2, 2013, we issued and sold 4,800,000 shares of series C convertible preferred stock to one investor at a purchase price of $1.25 per share for aggregate proceeds of $6,000,000.

On August 21, 2013, we issued and sold 1,288,307 shares of series C convertible preferred stock to 24 investors at a purchase price of $1.25 per share for aggregate proceeds of $1,610,390.

Between July 2014 and September 2014, we issued and sold an additional 8,305,672 shares of series C convertible preferred stock to 18 investors at a purchase price of $1.25 per share for aggregate proceeds of $10,382,097.

Between December 2014 and January 2015, we issued and sold 5,821,432 shares of series C convertible preferred stock to 17 investors at a purchase price of $1.50 per share for aggregate proceeds of $8,732,159.

On March 31, 2015, we issued and sold 3,333,333 shares of series C convertible preferred stock to one investor at a purchase price of $1.50 per share for aggregate proceeds of $5,000,000.

On May 29, 2015, we issued and sold 2,666,667 shares of series C convertible preferred stock to one investor at a purchase price of $1.50 per share for aggregate proceeds of $4,000,000.

On September 8, 2015, we issued 8,200,000 shares of common stock to one investor pursuant to the asset purchase agreement dated September 24, 2014, between us and Potentia Pharmaceuticals, Inc.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

(b) Stock option grants and option exercises

From January 1, 2012 through the date of the prospectus that is a part of this registration statement, we granted options to purchase an aggregate of              shares of common stock, with exercise prices ranging from $         to $         per share, to employees, directors and consultants pursuant to our 2010 equity incentive plan. On April 28, 2015, we issued an aggregate of 1,562 shares of common stock upon the exercise of options for aggregate consideration of $1,718.20.

No underwriters were involved in the foregoing issuances of securities. The issuances of stock options and the shares of our common stock issued upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Crestwood, Commonwealth of Kentucky, on this 2nd day of November, 2015.

APELLIS PHARMACEUTICALS, INC.

By:	/s/ Cedric Francois
Cedric Francois, M.D., Ph.D.
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Cedric Francois Cedric Francois, M.D., Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	November 2, 2015

/s/ Daniel Geffken Daniel Geffken	Interim Chief Financial Officer (principal financial officer)	November 2, 2015

/s/ Nicole Perry Nicole Perry	Vice President of Finance (principal accounting officer)	November 2, 2015

* Gerald Chan, Ph.D.	Chairman of the Board of Directors	November 2, 2015

* Stephanie Monaghan O’Brien	Director	November 2, 2015

* Alec Machiels	Director	November 2, 2015

* Sinclair Dunlop	Director	November 2, 2015

*By:	/s/ Cedric Francois
Cedric Francois, M.D., Ph.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

2.1+**	Asset Purchase Agreement, dated as of September 24, 2014, by and between the Registrant and Potentia Pharmaceuticals, Inc.

3.1**	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended

3.2**	Bylaws of the Registrant

3.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1**	Specimen stock certificate evidencing the shares of common stock

4.2**	Investors’ Rights Agreement, dated as of July 30, 2013, among the Registrant and the other parties thereto

4.3**	Voting Agreement, dated as of September 8, 2015, between the Registrant and Potentia Pharmaceuticals, Inc.

5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1**	2010 Equity Incentive Plan, as amended to date

10.2**	Form of Incentive Stock Option Grant Notice and Agreement under 2010 Equity Incentive Plan

10.3**	Form of Nonstatutory Stock Option Grant Notice and Agreement under 2010 Equity Incentive Plan

10.4*	2015 Stock Incentive Plan

10.5*	Form of Incentive Stock Option Agreement under 2015 Stock Incentive Plan

10.6*	Form of Nonstatutory Stock Option Agreement under 2015 Stock Incentive Plan

10.7*	Form of Director and Officer Indemnification Agreement

10.8†**	Patent License Agreement, dated as of March 28, 2008, by and between Apellis AG and The Trustees of the University of Pennsylvania, as assigned to the Registrant

10.9†**	Amended and Restated Patent License Agreement, dated as of March 28, 2008, by and between Potentia Pharmaceuticals, Inc. and The Trustees of the University of Pennsylvania, as amended by the First Amendment to the Amended and Restated Patent License Agreement, dated as of October 14, 2009 and as assigned to the Registrant

10.10**	Office Lease Agreement, dated as of October 21, 2010, by and between the Registrant and DHB Properties, LLC, as amended

10.11	Summary of Non-Employee Director Compensation Program to be in effect upon the closing of this offering

10.12**	Consulting Agreement, dated as of September 10, 2015, by and between the Registrant and Danforth Advisors, LLC

21.1**	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.
+	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Asset Purchase Agreement to the Securities and Exchange Commission upon request.